   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 25, 1998

                                                      REGISTRATION NO. 333-
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               PREMIER PARKS INC.
             (Exact name of Registrant as specified in its charter)
                            ------------------------

                           DELAWARE                                                       73-6137714
               (State or other jurisdiction of                               (I.R.S. Employer Identification No.)
                incorporation or organization)

                            ------------------------

                      SIX FLAGS ENTERTAINMENT CORPORATION
             (Exact name of Registrant as specified in its charter)
                            ------------------------

                           DELAWARE                                                       22-313657
               (State or other jurisdiction of                               (I.R.S. Employer Identification No.)
                incorporation or organization)

                            ------------------------

                           11501 NORTHEAST EXPRESSWAY
                         OKLAHOMA CITY, OKLAHOMA 73131
                              TEL: (405) 475-2500
         (Address, including zip code, and telephone number, including area code, of Registrants' principal executive offices)

                         ------------------------------

                                KIERAN E. BURKE
                           11501 NORTHEAST EXPRESSWAY
                         OKLAHOMA CITY, OKLAHOMA 73131
                              TEL: (405) 475-2500
               (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

                         ------------------------------

                                   COPIES TO:

             JAMES M. COUGHLIN, ESQ.                             KIRK A. DAVENPORT, ESQ.
              Baer Marks & Upham LLP                                 Latham & Watkins
                 805 Third Avenue                                    885 Third Avenue
             New York, New York 10022                         New York, New York 10022-4802
               Tel: (212) 702-5819                                 Tel: (212) 906-1200

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. / /

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    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

    THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                           PROPOSED             PROPOSED
             TITLE OF EACH CLASS OF                   AMOUNT TO        MAXIMUM OFFERING    MAXIMUM AGGREGATE        AMOUNT OF
          SECURITIES TO BE REGISTERED               BE REGISTERED       PRICE PER NOTE     OFFERING PRICE(1)     REGISTRATION FEE
SFEC Senior Notes...............................          --                  --                   --                   --
Guarantee of Premier Parks Inc.(2)..............          --                  --                   --                   --
Total...........................................          --                  --              $170,000,000           $50,150

(1) Estimated in accordance with Rule 457(o) solely for the purposes of computing the registration fee.

(2) Represents the full and unconditional guarantee on a subordinated basis by Premier Parks Inc. of payments due on the SFEC Senior Notes. No separate consideration will be received for such guarantee.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 25, 1998
PROSPECTUS
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                  $170,000,000
                               PREMIER PARKS INC.

                      SIX FLAGS ENTERTAINMENT CORPORATION

                               % SENIOR NOTES DUE 2008
                               -----------------

                         INTEREST PAYABLE     AND
                              --------------------

    Six Flags Entertainment Corporation (the "Company" or "SFEC") is offering
$170,000,000 (the "Offering") in aggregate principal amount of its   % Senior
Notes due     (the "SFEC Senior Notes"). The SFEC Senior Notes will be
guaranteed (the "Guarantee") on an unsecured subordinated basis by Premier Parks Inc. (collectively with its predecessor, "Premier"), which, following the Six Flags Acquisition (as defined), will own 100% of the capital stock of the
Company. The SFEC Senior Notes will mature on           , 2008.

    Interest on the SFEC Senior Notes will be payable semi-annually in arrears
on             and             of each year, commencing on             , 1998.
The net proceeds of the Offering, together with certain other funds, will be deposited in escrow to repay in full at or prior to maturity, the Company's Zero Coupon Senior Notes due 1999 ("SFEC Zero Coupon Senior Notes"). See "Description of Notes--Escrow of Proceeds." The SFEC Senior Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after
            , 2003, at the redemption prices set forth herein, plus accrued and unpaid interest thereon to the date of redemption. In addition, prior to
            , 2001, the Company may redeem up to 35% of the original aggregate
principal amount of the SFEC Senior Notes at    % of the principal amount
thereof to the redemption date with the net cash proceeds of one or more Public Equity Offerings (as defined) by, or Strategic Equity Investments (as defined) in, (i) the Company or (ii) Premier to the extent the net cash proceeds thereof are contributed to the Company as a capital contribution to the common equity of the Company; provided that at least 65% of the aggregate principal amount of the SFEC Senior Notes originally issued remains outstanding immediately after the occurrence of each such redemption.

    Upon the occurrence of a Change of Control (as defined), each holder of the SFEC Senior Notes will have the right to require the Company to purchase all or any part of such holder's SFEC Senior Notes at a purchase price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest to the date of purchase. See "Description of Notes."

    Premier's obligations under the Guarantee will be subordinated to all indebtedness of and other liabilities of Premier and effectively subordinated to all indebtedness of and other liabilities of Premier's subsidiaries including borrowings under the Premier Credit Facility (as defined), indebtedness outstanding under the Old Premier Notes and the New Premier Notes (each as defined), and Premier's obligations under the Subordinate Indemnity Agreement (as defined). As of December 31, 1997, after giving pro forma effect to the Six Flags Transactions and the Walibi Acquisition (each as defined), Premier and its
subsidiaries would have had approximately $      million of indebtedness
(including indebtedness outstanding under the SFEC Senior Notes) and $ million of other obligations outstanding. See "Prospectus Summary--Premier Parks Inc." and "Description of the Six Flags Agreement."

    All of the operations of the Company are conducted through its subsidiaries, and none of the Company's subsidiaries will guarantee the Company's obligations under the SFEC Senior Notes. Accordingly, the SFEC Senior Notes will be effectively subordinated to all indebtedness and other liabilities of such subsidiaries, including borrowings under the Six Flags Credit Facility and indebtedness outstanding under the SFTP Senior Subordinated Notes (each as defined). As of December 28, 1997, after giving pro forma effect to the Six
Flags Transactions, the Company would have had approximately $      million of
indebtedness outstanding and the Company's subsidiaries would have had
approximately $      million of indebtedness outstanding and approximately
$      million of other outstanding liabilities. See "Capitalization" and
"Description of Other Company Indebtedness."

    Concurrently with the Offering, Premier is publicly offering in the U.S. and internationally $500.0 million of its Common Stock, par value $0.05 per share (the "Common Stock"), and depository receipts representing $200.0 million of its
  % Convertible Exchangeable Preferred Stock (the "Mandatorily Convertible Preferred Stock"). In addition, Premier is offering $280.0 million aggregate
principal amount of its     % Senior Notes (the "Premier Senior Notes") due 2008
(the "Premier Senior Notes Offering") and $    million aggregate principal
amount at maturity of its     % Senior Discount Notes, (the "Premier Discount
Notes" and, together with the Premier Senior Notes, the "New Premier Notes") due 2008 (the "Premier Discount Notes Offering" and, together with the Premier Senior Notes Offering, the "Premier Notes Offering"). The closing of the Offering is conditioned upon the closing of the Premier Notes Offering, the offerings of Common Stock (the "Common Stock Offering") and Mandatorily Convertible Preferred Stock (the "Convertible Preferred Stock Offering," and, together with the Premier Notes Offering, and the Common Stock Offering, the "Concurrent Offerings") and the closing of each of the Six Flags Transactions.
                          ---------------------------
    FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMPANY NOTES, SEE "RISK FACTORS" BEGINNING ON PAGE 14.
                              --------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
      ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                                                                                        Underwriting
                                                                      Price to         Discounts and        Proceeds to
                                                                    Investors(1)       Commissions(2)      Company(1)(3)
Per SFEC Senior Note...........................................          %                   %                   %
Total..........................................................  $                   $                   $

(1) Plus accrued interest, if any, from the date of issuance to the date of delivery.

(2) The Company and its operating subsidiaries and Premier have agreed to indemnify the Underwriters (as defined) against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3) Before deducting expenses payable by the Company estimated at $         .
                          ---------------------------

    The SFEC Senior Notes are being offered subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to certain conditions. It is expected that delivery of the SFEC Senior Notes will be made in book entry form through the facilities of The Depository Trust Company, on or
about           , 1998, against payment therefor in immediately available funds.
                          ---------------------------

LEHMAN BROTHERS                                             SALOMON SMITH BARNEY

                 , 1998

                             AVAILABLE INFORMATION

    The Company and Premier (the "Registrants") have filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the securities offered hereby. For purposes hereof, the term "Registration Statement" means the original Registration Statement and any and all amendments thereto. In accordance with the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and the schedules and exhibits thereto. Each statement made in this Prospectus concerning a document filed as an exhibit to the Registration Statement is qualified in its entirety by reference to such exhibit for a complete statement of its provisions. For further information pertaining to the Company and the securities offered hereby, reference is made to such Registration Statement, including the exhibits and schedules thereto, which may be inspected or obtained as provided in the foregoing paragraph.

    Upon the effectiveness of the Registration Statement, the Company will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Premier is currently subject to the informational requirements of the Exchange Act, and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Proxy statements, periodic reports and other information filed by the Registrants can be inspected and copied at the public reference facilities of the Commission's principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and the regional offices of the Commission at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, 14th Floor, Chicago, Illinois 60661. Copies of such material can be obtained from the public reference facilities of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. In addition, the Commission maintains a Website (http://www.sec.gov) that also contains such reports, proxy statements and other information filed by the Registrants. The Common Stock of Premier is listed on the NYSE. In addition, application will be made to list the depositary shares representing interests in the Mandatorily Convertible Preferred Stock and the Common Stock issuable on conversion of the Mandatorily Convertible Preferred Stock on the NYSE. Such reports, proxy statements and other information concerning Premier can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    The following documents filed by Premier with the Commission are incorporated by reference into this Prospectus and made a part hereof as of their respective dates:

    1. Premier's Annual Report on Form 10-K for the year ended December 31,
1996.

    2. Premier's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

    3. Premier's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.

    4. Premier's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.

    5. Premier's Current Report on Form 8-K, dated February 6, 1997.

    6. Premier's Current Report on Form 8-K, dated November 7, 1997, as amended.

    7. Premier's Current Report on Form 8-K, dated December 15, 1997.

    8. Premier's Current Report on Form 8-K, dated February 9, 1998.

    9. The description of the shares of Common Stock contained in Premier's Registration Statement on Form 8-A dated December 11, 1997 and filed under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

    10. The description of the rights relating to the shares of Common Stock contained in Premier's Registration Statement on Form 8-A dated January 12, 1998 and filed under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

    11. The information contained in the Company's Registration Statement on Form S-2 (Registration No. 333-16573) specified below:

        (i) the Financial Statements of Elitch Gardens Company as of December 31, 1995 and 1994, for the year ended December 31, 1995 and for the period from May 31, 1994 (date of inception) through December 31, 1994 and the report of the independent auditors thereon (pages F-38 to F-51, inclusive, of such Registration Statement);

        (ii) the Financial Statements of The Great Escape as of October 31, 1994 and 1995, and for the years then ended and the independent auditors' reprot thereon (pages F-52 to F-60, inclusive, of such Registration Statement); and

        (iii) the Financial Statements of Stuart Amusement Company as of September 30, 1996 and 1995 and for each of the years in the three-year period ended September 30, 1996 and the independent auditors' report thereon (pages F-81 to F-93, inclusive, of such Registration Statement).

    All documents filed by the Registrants with the Commission pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering shall also be deemed to be incorporated by reference into this Prospectus.

    Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide, without charge, to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to: Premier Parks Inc., 11501 Northeast Expressway, Oklahoma City, Oklahoma 73131, Attention:
Richard A. Kipf, Corporate Secretary (telephone number: (405) 475-2500, Ext.
219).

    CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SFEC SENIOR NOTES OFFERED HEREBY AT LEVELS WHICH MIGHT NOT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

    LOONEY TUNES, BUGS BUNNY, DAFFY DUCK, TWEETY BIRD and YOSEMITE SAM are copyrights and trademarks of Warner Bros. ("Warner Bros."), a division of Time Warner Entertainment Company, L.P. ("TWE"). BATMAN, BATMOBILE, GOTHAM CITY AND SUPERMAN are copyrights and trademarks of DC Comics, a partnership between TWE and a subsidiary of Time Warner Inc. SPORTS ILLUSTRATED is a trademark of Time Inc., a subsidiary of Time Warner Inc. HBO is a trademark of TWE. SIX FLAGS GREAT ADVENTURE, SIX FLAGS GREAT AMERICA and SIX FLAGS are federally registered trademarks of Six Flags Theme Parks Inc. FIESTA TEXAS and all related indicia are trademarks of Fiesta Texas Theme Park, Ltd.

    This Prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical facts included in this Prospectus, including, without limitation, the statements under "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and located elsewhere herein regarding industry prospects and the Company's financial position are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in this Prospectus, both together with such forward-looking statements and under "Risk Factors."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY INFORMATION IS QUALIFIED IN ITS ENTIRETY BY AND SHOULD BE READ IN CONJUNCTION WITH THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS (INCLUDING THE NOTES THERETO) APPEARING ELSEWHERE IN THIS PROSPECTUS. THE SFEC SENIOR NOTES WILL BE GUARANTEED ON AN UNSECURED SUBORDINATED BASIS BY PREMIER, WHICH, FOLLOWING THE SIX FLAGS ACQUISITION (AS DEFINED), WILL OWN 100% OF THE CAPITAL STOCK OF THE COMPANY. UNLESS OTHERWISE INDICATED OR THE CONTEXT OTHERWISE REQUIRES, ALL INFORMATION IN THIS PROSPECTUS HAS BEEN ADJUSTED TO GIVE EFFECT TO THE PREMIER MERGER (AS DEFINED HEREIN). AS USED IN THIS PROSPECTUS, UNLESS THE CONTEXT REQUIRES OTHERWISE, THE TERMS (I) THE "SIX FLAGS ACQUISITION" REFERS TO PREMIER'S ACQUISITION, BY MERGER, OF ALL OF THE CAPITAL STOCK OF SIX FLAGS ENTERTAINMENT CORPORATION ("SFEC" AND, TOGETHER WITH ITS CONSOLIDATED SUBSIDIARIES, "SIX FLAGS") WHICH WILL OCCUR CONTEMPORANEOUSLY WITH THE CLOSING OF THE OFFERING AND (II) THE "SIX FLAGS PARKS" REFERS TO THE PARKS OPERATED BY SIX FLAGS ON THE DATE OF THE SIX FLAGS ACQUISITION, AND THE "PREMIER PARKS" REFERS TO ALL OF THE PARKS OPERATED BY PREMIER PRIOR TO THE SIX FLAGS ACQUISITION ALONG WITH THE PARKS (THE "WALIBI PARKS") TO BE ACQUIRED IN PREMIER'S ACQUISITION OF WALIBI, S.A. (THE "WALIBI ACQUISITION") UNLESS THE CONTEXT OTHERWISE REQUIRES. ALL PARK ATTENDANCE INFORMATION AND RANKINGS BASED ON SUCH DATA INCLUDED IN THIS PROSPECTUS (OTHER THAN ATTENDANCE DATA FOR THE PREMIER PARKS AND THE SIX FLAGS PARKS) ARE BASED ON INFORMATION PUBLISHED BY AMUSEMENT BUSINESS, A RECOGNIZED INDUSTRY PUBLICATION, WHICH, ACCORDING TO SUCH PUBLICATION, INCLUDES ESTIMATES BASED ON SOURCES IT BELIEVES TO BE RELIABLE. RANKINGS OF METROPOLITAN AND DESIGNATED MARKET AREAS ("DMA") ARE BASED ON A COPYRIGHTED 1996-97 SURVEY OF TELEVISION HOUSEHOLDS PUBLISHED BY A.C. NIELSEN MEDIA RESEARCH.

    PRIOR TO THE DATE OF THIS PROSPECTUS, THE EXISTING COMPANY CALLED "PREMIER PARKS INC." WILL BECOME A WHOLLY-OWNED SUBSIDIARY OF PREMIER PARKS HOLDINGS CORPORATION AND THE OUTSTANDING SHARES OF CAPITAL STOCK OF THE EXISTING PREMIER PARKS INC. WILL BECOME, ON A SHARE-FOR-SHARE BASIS, SHARES OF CAPITAL STOCK OF PREMIER PARKS HOLDINGS CORPORATION WHICH WILL THEN BE RENAMED "PREMIER PARKS INC." (THE "PREMIER MERGER"). AS USED HEREIN, UNLESS THE CONTEXT OTHERWISE REQUIRES, THE TERM "PREMIER" MEANS FOR ANY PERIOD PRIOR TO THE PREMIER MERGER, THE EXISTING PREMIER PARKS INC. AND ITS CONSOLIDATED SUBSIDIARIES AND FOR ANY PERIOD SUBSEQUENT THERETO, PREMIER PARKS HOLDINGS CORPORATION (WHICH WILL BE RENAMED PREMIER PARKS INC.) AND ITS CONSOLIDATED SUBSIDIARIES.

                                  THE COMPANY

    Six Flags is the largest regional theme park company, and the second largest theme park operator, in the world, based on 1997 attendance. Six Flags operates eight regional theme parks, as well as three separately gated water parks and a wildlife safari park (each of which is located near one of the theme parks). The Six Flags Parks are located in six of the ten largest metropolitan areas in the country: New York, Philadelphia, Los Angeles, Chicago, Atlanta and Dallas. Upon consummation of the Six Flags Transactions, SFEC will transfer its interests in
the Co-Venture Parks (as defined) to Premier. The Company estimates that    % of
the U.S. population lives within a 100-mile radius of the Six Flags Parks.
During 1997, the Six Flags Parks drew, in the aggregate, approximately    % of
their patrons from within a 100-mile radius. During that year, Six Flags' attendance, revenue and earnings before interest, taxes, depreciation and amortization ("EBITDA") totaled approximately 22.3 million, $708.7 million and $164.1 million, respectively.

    Six Flags, including its predecessors, has operated regional theme parks under the Six Flags name for over thirty years. As a result, Six Flags has established a nationally-recognized brand name. Since 1991, Six Flags has used certain Warner Bros. and DC Comics characters to market its parks and to provide an enhanced family entertainment experience. These characters include BUGS BUNNY, DAFFY DUCK, TWEETY BIRD, YOSEMITE SAM, BATMAN, SUPERMAN and others. The Company utilizes these characters in marketing its parks, in theming revenue outlets and in selling character merchandise within the parks. The Company believes that its extensive use of the Warner Bros. and DC Comics characters promotes attendance, supports higher ticket prices, increases lengths-of-stay and enhances in-park spending.

    The Six Flags Parks are individually themed and provide a complete family-oriented entertainment experience. The Six Flags Parks generally offer a broad selection of state-of-the-art and traditional thrill rides, water attractions, themed areas, concerts and shows, restaurants, game venues and merchandise outlets. In the aggregate, the Six Flags Parks offer more than 300 rides, including [57] roller coasters, making Six Flags one of the leading providers of "thrill rides" in the industry.

    Premier believes that the Company's parks benefit from limited direct competition. The combination of limited supply of real estate appropriate for theme park development, high initial capital investment, long development lead-time and zoning restrictions provides each of the parks with a significant degree of protection from competitive new theme park openings. Based on its knowledge of the development of other theme parks in the United States, Premier's management estimates that it would cost at least $200 million and would take a minimum of two years to construct a new regional theme park comparable to the Company's largest parks.

    According to AMUSEMENT BUSINESS, total North American amusement/theme park
attendance in 1997 was approximately 270 million, compared to    million in 1994
(the first year in which such information is available from that publication),
representing a compound annual growth rate of    %. Total attendance for the 40
largest parks in North America was 154.7 million in 1997, compared to
million in 1992, representing a compound annual growth rate of    %. Premier
believes that this growth reflects two trends: (i) demographic growth in the 5-24 year old age group, which is expected to continue through 2010; and (ii) an increasing emphasis on family-oriented leisure and recreation activities.

OPERATING STRATEGY

    Premier believes there are substantial opportunities for continued internal growth at the Six Flags Parks. Upon consummation of the Six Flags Acquisition, Premier's management intends to apply its operating strategy to pursue growth and margin expansion at Six Flags. Premier's operating strategy seeks to increase revenues by increasing per capita spending, while also reducing corporate overhead and improving cost controls at the Six Flags Parks. The primary elements of this operating strategy applicable to the Six Flags Parks are: (i) periodically adding rides and attractions and improving overall park quality; (ii) enhancing marketing and sponsorship programs; (iii) adding and enhancing restaurants and merchandise and other revenue outlets; and (iv) adding special events. This approach is designed to exploit the operating leverage inherent in the theme park business. Once parks achieve certain critical attendance levels, operating cash flow margins increase because revenue growth through incremental attendance gains and increased in-park spending is not offset by a comparable increase in operating expenses, since a large portion of such expenses is relatively fixed during any given year.

    The Six Flags Parks generally enjoy significant market penetration. Thus, although Premier plans to make targeted capital expenditures at these parks to increase attendance and per capita spending levels, it expects to increase significantly the EBITDA of these parks primarily through reduction in operating expenses. First, and most importantly, Premier believes that it can substantially reduce Six Flags' corporate overhead and other corporate-level expenses. Second, Premier expects to achieve significant reduction in park-level operating expenses. Third, by virtue of economies of scale, Premier believes that operating efficiencies in areas such as marketing, insurance, promotion, purchasing and other expenses can be realized. Finally, Premier believes that its increased size following the Six Flags Acquisition will enable it to achieve savings in capital expenditures.

EXPANSION STRATEGY

    Premier may expand in the future certain of the Six Flags Parks by adding complementary attractions, such as campgrounds, lodging facilities, new water parks and concert venues. For example, Six Flags owns over 1,500 undeveloped acres adjacent to Six Flags Great Adventure (located between New York City and Philadelphia) suitable for such purposes. Additional acreage suitable for development exists at several other Six Flags Parks.

ACQUISITION STRATEGY

    The U.S. regional theme park industry is highly fragmented with over 150 parks owned by over 100 operators. Premier believes that there are numerous acquisition opportunities, both in the U.S. and abroad, that can expand its business. Since 1989, Premier has pursued a strategy of acquiring and improving regional theme parks. Premier's primary target for acquisitions continues to be regional parks with attendance between 300,000 and
1.5 million annually, but will also consider acquisitions of larger parks or chains. Although it anticipates making acquisitions primarily through Premier Operations (as defined), Premier may also make acquisitions of additional parks through Six Flags.

                               PREMIER PARKS INC.

    After giving effect to the Six Flags Acquisition, Premier will be the largest regional theme park operator, and the second largest theme park company, in the world, based on 1997 attendance of approximately 37 million. Including the Six Flags Parks and the Walibi Parks, it will operate 31 regional parks, including 15 of the 50 largest theme parks in the U.S., based on 1997 attendance. On a pro forma basis, Premier's total revenue and EBITDA for the year ended December 31, 1997 would have been approximately $ million and $ million, respectively.

    The Premier Parks consist of nine regional theme parks (six of which include a water park component) and four water parks located acrosss the United States, as well as six regional theme parks located in Europe and scheduled to be acquired in March 1998 in the Walibi Acquisition. During the 1997 operating season, the 11 parks then owned by Premier drew, on average, approximately 82% of their patrons from within a 100-mile radius, with approximately 36.1% of visitors utilizing group and other pre-sold tickets and approximately 20.6% utilizing season passes. During the year ended December 31, 1997, the 11 parks owned by the Company during the 1997 operating season achieved same park growth in attendance, revenue and park-level operating cash flow (representing all park operating revenues and expenses without depreciation and amortization or
allocation of corporate overhead or interest expense) of     %,     % and     %,
respectively, as compared to the comparable period of 1996.

    Premier believes that, by virtue of the Six Flags Acquisition, a number of the existing Premier Parks have the potential over the next several seasons to accelerate their rate of growth. Recent attendance levels at the Six Flags Parks (between 1.7 millon and 3.6 million in 1997) have been substantially higher than the annual attendance at the largest Premier Parks (between 1.0 million and 1.5 million during that year). Premier management believes that a number of the existing Premier Parks, many of which are located in or near major metropolitan areas, can accelerate their market penetration and the expansion of their geographic market by their use of the Six Flags brand name, aggressive marketing campaigns featuring the animated characters licensed from Warner Bros. and D.C. Comics, as well as continued capital investment in new rides and attractions. Premier expects to commence general use of the Six Flags brand name and the licensed characters at the Premier Parks for the 1999 season.

    The Company's senior and operating management team has extensive experience in the theme park industry. Premier's six senior executive officers have over 150 years aggregate experience in the industry and its nine general managers (prior to the Six Flags Acquisition) have an aggregate of approximately 200 years experience in the industry, including approximately 80 years at the Premier Parks. A number of Premier's executives and operating personnel have experience at the Six Flags Parks.

    Premier was incorporated in 1981 as The Tierco Group Inc. In 1994, Premier changed its name to Premier Parks Inc. Premier's principal executive offices are, and following the Six Flags Transactions, the Company's principal executive offices will be, located at 11501 Northeast Expressway, Oklahoma City, Oklahoma 73131, (405) 475-2500 and at 122 East 42nd Street, New York, New York 10168,
(212) 599-4690.

                           THE SIX FLAGS TRANSACTIONS

    The Offering is one of a series of related transactions (the "Six Flags Transactions") all of which will be consummated immediately prior to or concurrently with the Offering. The elements of the Six Flags Transactions are:

    THE PREMIER MERGER

    The company presently named Premier Parks Inc. (together with its consolidated subsidiaries, "Premier Operations") will merge in the Premier Merger with a wholly-owned subsidiary of Premier Parks

Holdings Corporation in accordance with Section 251(g) of the Delaware General Corporation Law. As a result of the Premier Merger, holders of shares of Common Stock of Premier Operations will become, on a share-for-share basis, holders of Common Stock of Premier Parks Holdings Corporation, and Premier Operations will become a wholly-owned subsidiary of Premier Parks Holdings Corporation. On the effective date of the Premier Merger, Premier Operations will change its name to Premier Parks Operations Inc., and Premier Parks Holdings Corporation will change its name to Premier Parks Inc.

    THE SIX FLAGS ACQUISITION

    Pursuant to an Agreement and Plan of Merger dated as of February 9, 1998 (the "Six Flags Agreement"), Premier will acquire by merger all of the capital stock of SFEC from its current stockholders (the "Sellers") for approximately $965 million (subject to adjustment), less an amount equal to the excess of (i) the aggregate payment in such merger to the current holders of options exercisable for capital stock of SFEC OVER (ii) $5.0 million. The purchase price is payable all in cash or, at Premier's option, cash and depositary shares (the "Seller Depositary Shares") representing interests in up to $200.0 million (but
not less than $100.0 million) of Premier's    % Convertible Redeemable Preferred
Stock (the "Seller Preferred Stock"). At the date of acquisition, Six Flags' liabilities will include approximately $192.3 million principal amount at maturity ($161.1 million accreted value at December 28, 1997) of SFEC Zero Coupon Senior Notes and approximately $285.0 million principal amount at maturity ($269.9 million accreted value at December 28, 1997) of 12 1/4% Series A Senior Subordinated Discount Notes due 2005 (the "SFTP Senior Subordinated Notes") of Six Flags Theme Parks Inc. (together with its subsidiaries, "SFTP"), an indirect wholly-owned subsidiary of SFEC. In addition, Premier will refinance all outstanding Six Flags bank and certain other indebtedness (approximately
$         million at December 31, 1997). See "Description of Six Flags
Agreement."

    THE FINANCINGS

      In the Offerings:

    1. Premier will issue in the Common Stock Offering, shares of Common Stock with estimated gross proceeds of $500.0 million.

    2. Premier will issue in the Preferred Stock Offering, depositary shares
representing interests in Premier's    % Convertible Exchangeable Preferred
Stock (the "Mandatorily Convertible Preferred Stock" and, together with the Seller Preferred Stock, the "Convertible Preferred Stock") with estimated gross proceeds of $200.0 million. See "Description of Premier Capital Stock--Mandatorily Convertible Preferred Stock."

    3. Premier will issue its Senior Discount Notes due 2008 (the "Premier Discount Notes") with estimated gross proceeds of $250.0 million. See "Description of Premier Indebtedness."

    4. Premier will issue $280.0 million principal amount of its    % Senior
Notes due 2008 (the "Premier Senior Notes" and, together with the Premier Discount Notes, the "New Premier Notes"). See "Description of Premier Indebtedness."

    5. The Company will issue (the "Offering" and, together with the Concurrent
Offerings, the "Offerings") $170.0 million principal amount of its    % Senior
Notes (the "SFEC Senior Notes"). The proceeds of the SFEC Senior Notes, together with certain additional funds, will be deposited in escrow to repay in full at or prior to maturity the SFEC Zero Coupon Senior Notes. See "Description of Notes."

    In addition, Premier will use approximately $         of borrowings under
its new Senior Credit Facility (the "Premier Credit Facility") to prefund capital expenditures and provide working capital. Premier will also draw
approximately $     million of borrowings under a new $472.0 million Six Flags senior secured credit facility (the "Six Flags Credit Facility" and, together with the Premier Credit Facility, the "Credit Facilities") to repay bank indebtedness of SFTP. See "Description of Other Company Indebtedness--Six Flags Credit Facility" and "Description of Premier Indebtedness--Premier Credit Facility."

    The closing of the Offering is conditioned upon the closing of all other elements of the Six Flags Transactions. Although the size of one or more of the Offerings may be changed, the aggregate gross proceeds of all the Offerings is not expected to change materially.

    The following table sets forth a summary of the expected sources and uses of funds associated with the Six Flags Transactions:

                                                                                   AMOUNT
                                                                                     (IN
                                    SOURCES                                      THOUSANDS)
                                                                                 -----------
Common Stock Offering(1).......................................................   $ 500,000
Preferred Stock Offering(1)....................................................     200,000
Issuance of depositary shares for Seller Preferred Stock.......................     200,000
Premier Discount Notes Offering(1).............................................     250,000
Premier Senior Notes Offering(1)...............................................     280,000
The Offering(1)................................................................     170,000
Borrowings under the Premier Credit Facility(2)................................
Borrowings under the Six Flags Credit Facility.................................
                                                                                 -----------
    Total......................................................................   $
                                                                                 -----------
                                                                                 -----------
                                     USES
Acquisition of SFEC capital stock..............................................   $ 965,000
Deposit for repayment of SFEC Zero Coupon Senior Notes.........................
Repayment of Six Flags bank indebtedness.......................................
Escrow Account for Premier Senior Notes(3).....................................
Prefunding of capital expenditures(4)..........................................
Other cash.....................................................................
Transaction expenses...........................................................
                                                                                 -----------
    Total......................................................................   $
                                                                                 -----------
                                                                                 -----------

------------------------

(1) Reflects assumed gross proceeds.

(2) Does not include an estimated $         million (assuming an all cash tender
    offer in the Walibi Acquisition) of borrowings to be used to fund, in part, the Walibi Acquisition.

(3) Represents escrow to fund the first six semi-annual interest payments thereon.

(4) See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity, Capital Commitments and Resources."

    Following the Six Flags Transactions, Premier's structure will be:

    [Chart showing corporate structure and Offerings and Bank Facilities]

                                  THE OFFERING

Securities Offered................  $170,000,000 in aggregate principal amount of    %
                                    Senior Notes due           , 2008.

Maturity Date.....................  , 2008.

Yield and Interest................  Interest accrues from the date of issuance and will be payable in cash semiannually in arrears on each
                                                    and                 , commencing
                                                    , 1998, at a rate of       % per annum.

The Offerings.....................  In addition to the Offering by SFEC, Premier is concurrently offering (i) shares of its Common Stock
                                    with estimated gross proceeds of $500.0 million, (ii)
                                    depositary shares representing interests in $200.0
                                    million of Mandatorily Convertible Preferred Stock,
                                    (iii) $280.0 million aggregate principal amount of the
                                    Premier Senior Notes and (iv)      million in aggregate
                                    principal amount at maturity of the Premier Discount
                                    Notes. Premier also expects to issue depositary shares
                                    representing interests in up to $200.0 million of Seller
                                    Preferred Stock as part of the consideration for the Six
                                    Flags Acquisition. See "--The Six Flags Transactions,"
                                    "Description of Notes" and "Description of Premier
                                    Indebtedness." The Offerings are conditioned upon the
                                    closing of all other elements of the Six Flags
                                    Transactions.

Use of Proceeds...................  The Company intends to place in escrow the net proceeds from the Offering, together with certain additional
                                    funds, to provide for the repayment in full of the SFEC
                                    Zero Coupon Senior Notes. See "Use of Proceeds."

Escrow............................  The net proceeds of the Offering will be used to purchase a portfolio of Government Securities that will
                                    be held in escrow to provide for the payment in full of
                                    the SFEC Zero Coupon Notes and, under certain
                                    circumstances, as security for the repayment of
                                    principal of the SFEC Senior Notes. See "Description of
                                    Notes."

Ranking of Notes..................  SFEC Senior Notes will be general unsecured obligations of the Company, ranking PARI PASSU in right of payment
                                    with the SFEC Zero Coupon Senior Notes (until repaid)
                                    and all future senior indebtedness of the Company, and
                                    senior in right of payment to all future subordinated
                                    indebtedness of the Company. The Company is a holding
                                    company whose only significant asset is the capital
                                    stock of its subsidiaries. The SFEC Senior Notes will
                                    not be guaranteed by such subsidiaries. Accordingly, the
                                    SFEC Senior Notes will be structurally subordinated to
                                    all indebtedness and other liabilities (including trade
                                    payables) of the Company's subsidiaries, including all
                                    borrowings under the Six Flags Credit Facility and all
                                    indebtedness outstanding under the Six Flags Indentures
                                    (as defined). As of December 28, 1997, Six Flags had
                                    approximately $         million of indebtedness
                                    outstanding and approximately $         million of other
                                    outstanding liabilities.

Guarantee.........................  Premier's obligations under the Guarantee will be subordinated to all indebtedness of and other
                                    liabilities of Premier Parks Inc. and effectively
                                    subordinated to all indebtedness and other liabilities
                                    of its subsidiaries, including borrowings under the
                                    Premier Credit Facility, indebtedness outstanding under
                                    the Old Premier Notes and the New Premier Notes, and
                                    Premier's obligations under the Subordinate Indemnity
                                    Agreement. As of December 31, 1997, after giving pro
                                    forma effect to the Six Flags Transactions and the
                                    Walibi Acquisition, Premier would have had approximately
                                    $    million of indebtedness (including indebtedness
                                    outstanding under the SFEC Senior Notes) and $
                                    million of other obligations outstanding.

Change of Control.................  Upon the occurrence of a Change of Control, the holders of the SFEC Senior Notes will have the right to require
                                    the Company to repurchase such holders' SFEC Senior
                                    Notes, in whole or in part, at a price equal to 101% of
                                    the aggregate principal amount thereof, plus accrued and
                                    unpaid interest to the date of purchase. There can be no
                                    assurance that the Company or Premier will be able to
                                    raise sufficient funds to meet this obligation should it
                                    arise. See "Risk Factors--Risks Associated with a Change
                                    of Control" and "Description of Notes--Repurchase at the
                                    Option of Holders--Change of Control."

Certain Covenants.................  The indenture pursuant to which the SFEC Senior Notes will be issued (the "SFEC Indenture") will contain
                                    certain covenants that, among other things, limit the
                                    ability of the Company and its subsidiaries to (i) incur
                                    additional indebtedness and issue preferred stock, (ii)
                                    pay dividends or make certain other restricted payments,
                                    (iii) enter into transactions with affiliates, (iv) make
                                    certain asset dispositions, (v) merge or consolidate
                                    with, or transfer substantially all its assets to,
                                    another Person (as defined), (vi) create Liens (as
                                    defined), (vii) issue or sell Equity Interests (as
                                    defined) of the Company's subsidiaries, (viii) engage in
                                    sale and leaseback transactions or (ix) engage in
                                    certain business activities. See "Description of
                                    Notes--Certain Covenants."

Optional Redemption...............  Except as described below, the SFEC Senior Notes will not be redeemable at the Company's option prior to
                                                    , 2003. Thereafter, the SFEC Senior
                                    Notes will be subject to redemption at any time at the
                                    option of the Company, in whole or in part, at the
                                    redemption prices set forth herein plus accrued and
                                    unpaid interest to the applicable redemption date. In
                                    addition, at any time prior to                 , 2001,
                                    the Company may on any one or more occasions redeem up
                                    to 35% of the aggregate principal amount of the SFEC
                                    Senior Notes at a redemption price of   % of the
                                    aggregate principal amount thereof, with the net cash
                                    proceeds from one or more Public Equity Offerings of, or
                                    Strategic Equity Investments in, (i) the Company or (ii)
                                    Premier to the extent the net cash proceeds thereof are
                                    contributed to the Company as a capital contribution to
                                    the common equity of the Company; PROVIDED that at least
                                    65% of the aggregate principal amount of the SFEC Senior
                                    Notes originally issued remains outstanding immediately
                                    after the occurrence of each such redemption (excluding
                                    SFEC Senior Notes held by the Company or any of its
                                    subsidiaries). See "Description of Notes--Optional
                                    Redemption."

                     SUMMARY HISTORICAL AND PRO FORMA DATA

    The tables below contain certain summary historical and pro forma financial and operating data for the Company. The following summary historical financial and operating data, except for attendance and revenue per visitor data, for each of the years in the three-year period ended December 28, 1997, have been derived from the financial statements of the Company appearing elsewhere in this Prospectus and should be read in conjunction with those financial statements (including the notes thereto) and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Other historical financial and operating data have been derived from audited consolidated financial statements of the Company which are not included herein.

                                         YEAR       YEAR       YEAR
                                         ENDED      ENDED      ENDED    YEAR ENDED
                                       DECEMBER    JANUARY   DECEMBER    DECEMBER             YEAR ENDED
                                          26,        1,         31,         29,           DECEMBER 28, 1997
                                       ---------  ---------  ---------  -----------  ----------------------------
                                         1993       1995       1995        1996       ACTUAL      PRO FORMA(1)
                                       ---------  ---------  ---------  -----------  ---------  -----------------
                                                                                                   (UNAUDITED)

                                                   (IN THOUSANDS, EXCEPT RATIO AND
                                                        PER VISITOR AMOUNTS)
STATEMENT OF OPERATIONS DATA:(1)
Total revenue........................  $ 532,455  $ 556,791  $ 629,457   $ 680,876   $ 708,666
Income from operations(2)............     53,236     54,561     66,738      67,715      79,575
Interest expense, net................     54,963     48,753     63,282      76,530      84,430
Net (loss)...........................    (12,944)      (695)    (3,287)    (15,249)     (3,708)
OTHER DATA:
EBITDA(3)............................    122,371    134,642    150,182     155,132     164,068
Net cash provided by operating
  activities(4)......................    111,934    100,895    124,587     128,602     110,303
Depreciation and amortization........     69,135     80,081     83,444      87,417      84,493
Capital expenditures.................     34,057     42,039     45,578      75,627      67,675(5)
Total attendance.....................     --         --         21,830      22,796      22,229
Revenue per visitor..................     --         --      $   28.83   $   29.87   $   31.88
Ratio of earnings to fixed
  charges(6).........................     --         --         --          --          --
Ratio of earnings to combined fixed
  charges and preferred stock
  dividends(6).......................     --         --         --          --          --
EBITDA/total interest expense .......
EBITDA/cash interest expense ........
Total debt/EBITDA ...................
Net debt/EBITDA......................

                                                                                            DECEMBER 28, 1997
                                                                                       ---------------------------
                                                                                         ACTUAL      PRO FORMA(7)
                                                                                       -----------  --------------
                                                                                                     (UNAUDITED)

                                                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents............................................................   $  16,805
Total assets.........................................................................     864,690
Total long-term debt (excluding current maturities)..................................     753,369
Total debt...........................................................................     810,002
Stockholders' equity (deficit).......................................................     (22,327)

--------------------------

 (1) Prior to the Six Flags Acquisition, the Company, through two subsidiaries, was the general partner in two theme park limited partnerships (the "Co-Venture Partnerships"). For the years presented the Company accounted for the parks as co-ventures, i.e., the revenues and expenses (excluding partnership depreciation) are included in the Company's consolidated statements of operations and the net amounts distributed to the limited partners are deducted as expenses. Except for the limited partnership units purchased pursuant to the tender offer, the Company has no rights or title to the Co-Venture Parks' assets or to the proceeds from any sale of the Co-Venture Parks' assets or liabilities. Accordingly, the Company's consolidated balance sheets do not include any of the Co-Venture Parks' assets. The investment in Co-Venture Parks included in the consolidated balance sheets represents (i) the Company's interest in the estimated future cash flows from the operations of the Co-Venture Parks and is amortized over the life of the partnership agreements, and (ii) the value of Limited Partnership units purchased pursuant to the SFOG tender offer. The co-venture parks contributed revenues of $176.8 million, $152.0 million

                                         (FOOTNOTES CONTINUED ON FOLLOWING PAGE)

(FOOTNOTES CONTINUED FROM PRECEDING PAGE)

     and $160.6 million to the Company in the fiscal years 1997, 1996 and 1995, respectively. In connection with the Six Flags Acquisition, the Company is transferring its interests in the Co-Venture Parks to Premier. The pro forma statement of operations data for the year ended December 28, 1997 gives effect to the transfer of such interests as if it occurred on December 30, 1996.

 (2) Income from operations is revenue less operating, general and administrative expenses, costs of products sold and depreciation and amortization.

 (3) EBITDA is defined as earnings before interest expense, net, income tax expense (benefit), depreciation and amortization and minority interest. The Company has included information concerning EBITDA because it is used by certain investors as a measure of the Company's ability to service and/or incur debt. EBITDA is not required by generally accepted accounting principles ("GAAP") and should not be considered in isolation or as an alternative to net income, net cash provided by operating, investing and financing activities or other financial data prepared in accordance with GAAP or as an indicator of the Company's operating performance. This information should be read in conjunction with the Statements of Cash Flows contained in the financial statements included elsewhere herein.

 (4) During each of the years ended December 28, 1997, December 29, 1996, December 31 1995, January 1, 1995 and December 26, 1993, the Company's net cash used in investing activities was approximately $149.7 million, $81.2 million, $93.9 million, $43.8 million and $41.6 million, respectively. During these periods, net cash provided (used) in financing activities was approximately $10.6 million, $(52.2) million, $10.6 million, $(55.6) million and $(73.2) million, respectively.

 (5) Does not include amount expended ($62.7 million) by the Company to purchase interests in the limited partners of the Co-Venture Partnerships.

 (6) For the purpose of determining the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of income (loss) before income taxes and fixed charges. Fixed charges consist of interest expense net of interest income, amortization of deferred financing costs and discount or premium relating to indebtedness, and the portion (approximately one-third) of rental expense that management believes represents the interest component of rent expense. Preferred stock dividend requirements have been increased to an amount representing the before tax earnings which would have been required to cover such dividend requirements. On a pro forma basis, for the year ended December 28, 1997, the Company's earnings were insufficient to cover fixed charges and combined fixed charges and preferred stock dividends by
     $    and $    , respectively.

 (7) The pro forma balance sheet data give effect to the Six Flags Acquisition, the Offerings, the related financings, and the transfer of the Company's interests in the Co-Venture Parks to Premier as if they had occurred on December 28, 1997.

                                  RISK FACTORS

    PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES OFFERED HEREBY, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER, TOGETHER WITH THE OTHER MATTERS REFERRED TO IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS:

RISKS ASSOCIATED WITH SUBSTANTIAL INDEBTEDNESS

    The Company is, and following the Six Flags Transactions, Premier will be, highly leveraged. On a pro forma basis, as of December 28, 1997, the Company had
total outstanding indebtedness of approximately $   million, including: (i) $
million under the Six Flags Credit Facility, (ii) $269.9 million in accreted value at that date of SFTP Senior Subordinated Notes ($285.0 million principal amount at maturity in 2005), and (iii) $170.0 million under the SFEC Senior Notes. Indebtedness at that date also included $160.1 million accreted value of SFEC Zero Coupon Senior Notes, which will be repaid with the proceeds of the SFEC Senior Notes together with certain additional funds. Until such repayment, the SFEC Zero Coupon Senior Notes will rank PARI PASSU with the SFEC Senior Notes. On a pro forma basis, for the year ended December 28, 1997, the Company's earnings would have been insufficient to cover its combined fixed charges by
approximately $   million. In addition the indentures relating to the SFEC
Senior Notes and the SFTP Senior Subordinated Notes (the "Six Flags Indentures") and the Six Flags Credit Facility permit the Company to incur additional indebtedness under certain circumstances. See "Description of Other Company Indebtedness" and "Description of Notes--Certain Covenants."

    In addition to the Company's indebtedness, following the Six Flags Transactions, on a pro forma basis, as of December 31, 1997, Premier had
outstanding indebtedness of approximately $    million, including: (i)
$   million of Six Flags indebtedness, as described above; (ii) $250.0 million
in accreted value at that date of the Premier Discount Notes ($    million
principal amount at maturity in 2008); (iii) $280.0 million in aggregate principal amount of Premier Senior Notes; (iv) $125.0 million in aggregate principal amount of Premier Operations' 9 3/4% Senior Notes due 2007 (the "1997 Premier Notes"); (v) $90.0 million in aggregate principal amount of Premier Operations' 12% Senior Notes due 2003 (the "1995 Premier Notes," together with the 1997 Premier Notes, the "Old Premier Notes" and collectively with the SFEC Senior Notes, the New Premier Notes and the SFTP Senior Subordinated Notes, the
"Senior Notes"); and (vi) $         million in outstanding borrowings under the
Premier Credit Facility. On a pro forma basis, as of December 31, 1997, Premier
would have had stockholders' equity of approximately $         million. In
addition, the annual dividends (which are payable in cash, in the case of the Seller Preferred Stock, or in cash, or by issuance of shares of Common Stock, at the option of the Company, in the case of the Mandatorily Convertible Preferred
Stock) on the Convertible Preferred Stock aggregate $         , and the Seller
Preferred Stock is mandatorily redeemable in 2010 (if not earlier redeemed or converted). On a pro forma basis, for the year ended December 31, 1997, Premier's earnings would have been insufficient to cover its combined fixed
charges and preferred stock dividends by approximately $         million. In
addition, the indentures relating to the Senior Notes (the "Indentures") permit Premier to incur additional indebtedness under certain circumstances. See "Capitalization," "Selected Historical and Pro Forma Financial and Operating Data," "Description of Other Company Indebtedness," "Description of Notes--Certain Covenants" and "Description of Premier Indebtedness."

    By reason of the Six Flags Acquisition, SFTP will be required to offer to repurchase the SFTP Senior Subordinated Notes at a price equal to 101% of their
accreted amount (approximately $287.9 million at June 15, 1998). On February   ,
1998, the last reported sales price of these Notes was equivalent to    % of
their accreted amount. SFTP has not entered into any standby arrangement to finance the purchase of such notes and there can be no assurance that SFTP would be able to obtain such financing in the event that it were to become necessary.

    In addition to its obligations under its outstanding indebtedness and preferred stock, Premier, along with the Company and SFTP, has guaranteed certain obligations of the Co-Venture Parks (as defined below) to (i) make minimum annual distributions of approximately $46.2 million (subject to cost of living adjustments) to its partners in two Six Flags Parks, Six Flags Over Georgia and Six Flags Over Texas (the

"Co-Venture Parks") and (ii) make minimum capital expenditures at each of the Co-Venture Parks during rolling five-year periods, based generally on 6% of such park's revenues. Cash flow from operations at the Co-Venture Parks will be used to satisfy these requirements first, before any funds are required from Premier, the Company or SFTP. Premier has also agreed to purchase a maximum number of 5% per year (accumulating to the extent not purchased in any given year) of the total limited partnership units of these partnerships (the "Co-Venture Partnerships") (to the extent tendered by the unit holders) and the Company and SFTP have guaranteed these obligations. The agreed price for these purchases is based on a valuation for each respective Co-Venture Park equal to the greater of
(i) a value derived by multiplying its weighted-average four year EBITDA by a specified multiple (8.0 in the case of the Georgia park and 8.5 in the case of the Texas park) or (ii) $250.0 million in the case of the Georgia park and $374.8 million in the case of the Texas park. Premier's obligations with respect to Six Flags Over Georgia and Six Flags Over Texas will continue until 2026 and 2027, respectively. As Premier purchases units, it will be entitled to the minimum distribution and other distributions attributable to such units, unless it is then in default under the Subordinate Indemnity Agreement. See "Description of Six Flags Agreement." Premier estimates that its maximum unit purchase obligation for 1998, when purchases are required only for the Georgia park, will aggregate approximately $13 million (approximately $32 million for 1999, when purchases for both partnerships are required) and its minimum capital expenditures for 1998 at these parks will total approximately $18 million. See "Business--Description of Parks--Six Flags Over Georgia" and "--Six Flags Over Texas; Six Flags Hurricane Harbor." In addition, Premier has agreed to invest approximately $37.7 million to expand the Walibi Parks over three years, commencing 1999.

    The Company's ability to make scheduled payments on, or to refinance, its indebtedness (including the SFEC Senior Notes), or to fund planned capital expenditures, and Premier's ability to make scheduled payments on, or to refinance, its indebtedness (including the Guarantee), or to fund planned capital expenditures and its obligations under the arrangements relating to the Co-Venture Parks, will depend on their respective future performances, which, to a certain extent, are subject to general economic, financial, weather, competitive and other factors that are beyond their control. The Company believes that cash flow from operations, available cash and available borrowings under the Six Flags Credit Facility will be adequate to meet the Company's future liquidity needs, including anticipated requirements for working capital, capital expenditures and scheduled debt payments, for at least the next several years. Premier believes that cash flow from operations and available cash, available borrowings under the Credit Facilities and the net proceeds of the Offerings (to the extent not used in connection with the Six Flags Acquisition) will be adequate to meet Premier's future liquidity needs, including anticipated requirements for working capital, capital expenditures, scheduled debt and preferred stock payments and its obligations under arrangements relating to the Co-Venture Parks, for at least the next several years. However, the Company and/or Premier may need to refinance all or a portion of their existing debt on or prior to maturity or to obtain additional financing. There can be no assurance that the Company's business will generate sufficient cash flow from operations or that future borrowings will be available under the Six Flags Credit Facility in an amount sufficient to enable the Company to service its indebtedness or enable it to fund its other liquidity needs. Similarly, there can be no assurance that Premier's business will generate sufficient cash flow from operations or that future borrowings will be available under the Credit Facilities in an amount sufficient to enable Premier to service its indebtedness or enable it to fund its other liquidity needs. In addition, there can be no assurance that the Company and/or Premier will be able to effect any such refinancing on commercially reasonable terms or at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity, Capital Commitments and Resources."

    The degree to which Premier and the Company will be leveraged following the Six Flags Transactions could have important consequences to the holders of the SFEC Senior Notes, including, but not limited to: (i) making it more difficult for Premier and the Company to satisfy its obligations, (ii) increasing Premier's and the Company's vulnerability to general adverse economic and industry conditions, (iii) limiting Premier's and the Company's ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions and other general corporate requirements, (iv) requiring the dedication of a substantial portion of Premier's and the Company's cash flow from operations to the payment of principal of, and interest on, its indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures, acquisitions or other general corporate purposes, (v) limiting Premier's and the Company's flexibility in planning for, or reacting to, changes in its business and the industry, and (vi) placing Premier and the Company at a competitive disadvantage vis-a-vis less leveraged competitors. In addition, the Indentures and the Credit Facilities will contain financial and other restrictive covenants that will limit the ability of Premier and the Company to, among other things, borrow additional funds. Failure by Premier and the Company to comply with such covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on the Company. In addition, the degree to which Premier and the Company are leveraged could prevent them from repurchasing all of the SFEC Senior Notes tendered to them upon the occurrence of a Change of Control. See "Description of Other Company Indebtedness," "Description of Notes--Repurchase at Option of Holders--Change of Control" and "Description of Premier Indebtedness."

HOLDING COMPANY STRUCTURE; LIMITATIONS ON ACCESS TO CASH FLOW OF SUBSIDIARIES

    The Company has no operations of its own and derives all of its revenue from its subsidiaries. Premier is also a holding company. Therefore, the Company's ability to pay its obligations (including debt service on the SFEC Senior Notes) and Premier's ability to pay its obligations (including the Guarantee), when due is entirely dependent upon the receipt of sufficient funds from their respective direct and indirect subsidiaries.

    Under the terms of the Six Flags Indentures and the Six Flags Credit Facility, the payment of dividends by SFEC and SFTP are subject to certain specified financial tests which will significantly restrict their ability to pay dividends or make other distributions. However, SFTP is permitted to pay dividends to the Company to fund interest payments on the SFEC Senior Notes without regard to these financial tests. See "Description of Other Indebtedness" for summary of the terms of the dividend restrictions. The terms of the SFEC Senior Notes will permit the Company's subsidiaries to incur additional indebtedness, the terms of which could further limit the payment of dividends or the making of other distributions by such subsidiaries. On a pro forma basis, as of December 28, 1997, SFTP would have had the ability to pay dividends or make other restricted payments to the Company in an aggregate amount of approximately
$         million. There can be no assurance that dividends, distributions or loans to the Company from its subsidiaries will be sufficient to fund its obligations.

    Under the terms of the Indentures and the Credit Facilities, the payment of dividends by Premier Operations, SFEC and SFTP are subject to certain specified financial tests which will significantly restrict their ability to pay dividends or make other distributions. See "Description of Other Company Indebtedness" and "Description of Premier Indebtedness" for summary of the terms of the dividend restrictions. The terms of the New Premier Notes and the Mandatorily Convertible Preferred Stock will permit Premier's subsidiaries to incur additional indebtedness, the terms of which could further limit the payment of dividends or the making of other distributions by such subsidiaries. On a pro forma basis, as of December 31, 1997, Premier Operations and SFEC would have had the ability to pay dividends or make other restricted payments to Premier in an aggregate
amount of approximately $   million. There can be no assurance that dividends,
distributions or loans to Premier from its subsidiaries will be sufficient to fund its obligations.

    The SFEC Senior Notes will be effectively subordinated to all indebtedness and other obligations of the Company's subsidiaries. On a pro forma basis, as of December 28, 1997, the aggregate amount of indebtedness and other obligations of the Company's subsidiaries (including trade payables) that would effectively rank senior in right of payment to the obligations of the Company under the SFEC
Senior Notes would have been approximately $    million (in addition,
approximately $    million would have been available for additional borrowings under the Six Flags Credit Facility). If any indebtedness of any of the Company's subsidiaries were to be accelerated, there would be no assurance that the assets of any such subsidiary would be sufficient to repay such indebtedness. The Company's rights to participate in the distribution of the assets of its operating subsidiaries upon a liquidation or reorganization of such companies will be subject to the prior claims of their respective creditors.

    The Guarantee will be subordinated to all indebtedness and other obligations of Premier Parks Inc. and effectively subordinated to all indebtedness and other obligations of Premier's subsidiaries, including the Senior Notes, borrowings under the credit facilities and Premier's obligations under the Subordinate Indemnity Agreement. On a pro forma basis, as of December 31, 1997, the aggregate amount of indebtedness and other obligations of Premier (including trade payables and the SFEC Senior Notes) that would rank or effectively rank senior in right of payment to the obligations of Premier under the Guarantee
would have been approximately $   million (in addition, approximately
$   million would have been available for additional borrowings under the Credit
Facilities). If any indebtedness of any of Premier's subsidiaries were to be accelerated, there would be no assurance that the assets of any such subsidiary would be sufficient to repay such indebtedness. Premier's rights to participate in the distribution of the assets of its operating subsidiaries upon a liquidation or reorganization of such companies will be subject to the prior claims of their respective creditors.

RESTRICTIVE DEBT COVENANTS

    The Credit Facilities contain a number of significant covenants that, among other things, restrict the ability of the Company and other operating subsidiaries of Premier to dispose of assets, incur additional indebtedness, pay cash dividends, create liens on assets, make investments or acquisitions, engage in mergers or consolidations, make capital expenditures, engage in certain transactions with affiliates or redeem or repurchase the indebtedness of such subsidiaries. In addition, under the Credit Facilities, Premier Operations and SFTP are each required to comply with specified financial ratios and tests, including interest expense, fixed charges, debt service and total debt coverage ratios. The Indentures also contain a series of restrictive covenants.

    The Company and Premier are currently in compliance with the respective covenants and restrictions contained in the Credit Facilities and the Indentures. However, their ability to continue to comply with the respective financial tests and ratios in the Credit Facilities may be affected by events beyond their control, including prevailing economic, financial, weather and industry conditions. The breach of any such financial covenant could result in the termination of the Credit Facilities (and the acceleration of the maturity of all amounts outstanding thereunder) and, by virtue of cross-default and cross-acceleration provisions, the acceleration of the maturity of other indebtedness of the Company and/or Premier, including the SFEC Senior Notes.

    In addition, under the terms of the Subordinate Indemnity Agreement to be entered into in connection with the Six Flags Transactions (the "Subordinate Indemnity Agreement") (which lasts until 2028), without the consent of Time Warner Inc. (collectively with its affiliates, "Time Warner"), Premier cannot incur indebtedness at SFEC or any of its subsidiaries that is secured by any assets of Premier, Premier Operations or any of its subsidiaries, or secure any indebtedness of Premier, Premier Operations or any of its subsidiaries, with any of the assets of SFEC or any of its subsidiaries. These covenants could inhibit the ability of Premier to borrow in the future.

RISKS OF ACCIDENTS AND DISTURBANCES AT PARKS; EFFECTS OF LOCAL CONDITIONS AND
  EVENTS

    Because substantially all of the Company's parks feature "thrill rides," attendance at the parks and, consequently, revenues may be adversely affected by any serious accident or similar occurrence with respect to a ride. Six Flags' liability insurance policies provide coverage of up to $175.0 million per loss occurrence and require Six Flags to pay the first $2.0 million per loss occurrence.

    Other local conditions and events can also adversely affect attendance. For example, in 1994, the Six Flags Magic Mountain park experienced significant attendance declines and interruptions of business as a result of the Los Angeles County earthquake centered in Northridge, California. Six Flags Over Georgia experienced attendance declines in 1996 as a result of the 1996 Summer Olympics. Management believes that the geographic diversity of the Company's theme parks reduces the effects of such occurrences on the Company's consolidated results.

    In addition, in view of the proximity of certain of the Company's parks to major urban areas and the appeal of the parks to teenagers and young adults, the Company's parks could experience disturbances that could adversely affect the image of and attendance levels at its parks. Working together with local police authorities, the Company has taken certain security-related precautions designed to prevent disturbances in its parks, but there can be no assurance that it will be able to prevent any such disturbances.

EFFECTS OF INCLEMENT WEATHER; SEASONAL FLUCTUATIONS OF OPERATING RESULTS

    Because the great majority of theme parks' attractions are outdoor activities, attendance at parks and, accordingly, the Company's revenues are significantly affected by the weather. Additionally, the Company's water parks, by their nature, are more sensitive to adverse weather than are theme parks. Unfavorable weekend weather and unusual weather of any kind can adversely affect park attendance.

    The operations of the Company are highly seasonal, with more than 80% of park attendance occurring in the second and third calendar quarters of each year. The great majority of the Company's revenue is collected in those quarters while most expenditures for capital improvements and significant maintenance are incurred when the parks are closed in the first and fourth quarters. Accordingly, the Company believes that quarter-to-quarter comparisons of its results of operations should not be relied upon as an indication of future performance.

HIGHLY COMPETITIVE BUSINESS

    The Six Flags Parks compete directly with other theme, water and amusement parks and indirectly with all other types of recreational facilities and forms of entertainment within their market areas, including movies, sports attractions and vacation travel. Accordingly, the Company's business is and will continue to be subject to factors affecting the recreation and leisure time industries generally, such as general economic conditions and changes in discretionary consumer spending habits. Within each park's regional market area, the principal factors affecting competition include location, price, the uniqueness and perceived quality of the rides and attractions in a particular park, the atmosphere and cleanliness of a park and the quality of its food and entertainment.

RISKS ASSOCIATED WITH A CHANGE OF CONTROL

    Upon a Change of Control, the Company will be required to offer to repurchase all outstanding SFEC Senior Notes at 101% of the principal amount thereof, plus accrued and unpaid interest thereon to the date of purchase. However, there can be no assurance that sufficient funds will be available at the time of any Change of Control to make any required repurchases of the SFEC Senior Notes tendered or that restrictions in the Credit Facilities and the Indentures will allow the Company to make such required repurchases. Notwithstanding these provisions, the Company could enter into certain transactions, including certain recapitalizations, that would not constitute a Change of Control but would increase the amount of debt outstanding at such time. See "Description of Notes--Repurchase at Option of Holders."

    By virtue of the Six Flags Transactions, SFTP will be required to make an offer to purchase the SFTP Senior Subordinated Notes. See "--Risks Associated with Substantial Indebtedness." Warner Bros. can terminate the license agreement if persons engaged in the movie or television industries or party to a material judicial proceeding pending against Time Warner obtain control of Premier.

    By virtue of the Six Flags Acquisition, certain reserved shares and options to purchase shares of the Company issued to employees will vest this voting will result in significant composition expense for the Company in the period in which consummation of the Six Flags acquisition occurs.

ABSENCE OF PUBLIC MARKET

    There is no existing trading market for the SFEC Senior Notes. The Company does not intend to apply for listing of the SFEC Senior Notes on any securities exchange. The Underwriters have advised the Company that they currently intend to make a market in the SFEC Senior Notes. However, they are not obligated to do so and any such market making may be discontinued at any time without notice. Accordingly, there can be no assurance as to the prices or liquidity of, or trading markets for, the SFEC Senior Notes. The liquidity of any market for the SFEC Senior Notes will depend upon the number of holders of SFEC Senior Notes, the interest of securities dealers in making a market in the SFEC Senior Notes, and other factors. The absence of an active market for the SFEC Senior Notes could adversely affect the liquidity of the SFEC Senior Notes. Even if such a market were to develop, the SFEC Senior Notes could trade at prices that may be lower than their initial offering price as a result of many factors, including prevailing interest rates and the Company's operating results and financial condition at the time. The liquidity of, and trading markets for, the SFEC Senior Notes may also be adversely affected by general declines in the market for non-investment grade debt.

IMPACT OF YEAR 2000 ISSUE

    An issue exists for all companies that rely on computers as the year 2000 approaches. The "Year 2000" problem is the result of the past practice in the computer industry of using two digits rather than four to identify the applicable year. This practice will result in incorrect results when computers perform arithmetic operations, comparisons or data field sorting involving years later than 1999. The Company has completed plans to ensure year 2000 compliance and started conversions of applications beginning in 1996. These modifications and replacements are expected to be completed by January 1999. Costs in connection with any such modifications are not expected to be material. However, if such modifications are not completed in a timely manner, the Year 2000 problem may have a material adverse impact on the operations of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Impact of Year 2000 Issue."

                                USE OF PROCEEDS

    The net proceeds to be received by the Company from the Offering, after deducting estimated underwriting discounts and commissions and estimated
expenses payable by the Company, will be approximately $         million. Net
proceeds from the Offering, together with certain additional funds, will be deposited in escrow to repay in full at or prior to maturity the SFEC Zero Coupon Senior Notes. See "Description of Notes--Escrow of Proceeds."

    Premier intends to use the net proceeds from the Concurrent Offerings to fund the $765 million cash portion of the purchase price payable to the Sellers in the Six Flags Acquisition; to acquire and make improvements at additional theme parks; to fund improvements and expansion of the Company's parks, including the parks to be acquired in the Walibi Acquisition and the Six Flags Parks; and for general corporate purposes, including working capital requirements. Although Premier has had discussions with respect to several additional acquisition opportunities, no agreement or understanding with respect to any future acquisition (other than the Six Flags Acquisition) has been reached. There can be no assurance that any such additional acquisitions will be made.

    Pending their ultimate use, the portion of net proceeds from the Concurrent Offerings not used in connection with the Six Flags Acquisition may be invested in short-term, investment grade, interest bearing securities, certificates of deposit or direct or guaranteed obligations of the United States.

                                 CAPITALIZATION

    The following table sets forth as of December 28, 1997, (i) the actual capitalization of the Company; and (ii) the pro forma capitalization of the Company after giving effect to the Offering and other related financings. This table should be read in conjunction with the consolidated financial statements of the Company and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                                         DECEMBER 28, 1997
                                                                                     --------------------------
                                                                                       ACTUAL      PRO FORMA
                                                                                     ----------  --------------
                                                                                     (AUDITED)    (UNAUDITED)
                                                                                           (IN THOUSANDS)
Cash and cash equivalents(1).......................................................  $   16,805   $
                                                                                     ----------  --------------
                                                                                     ----------  --------------
Short-term debt(2).................................................................  $   56,633   $
                                                                                     ----------  --------------
                                                                                     ----------  --------------
Long-term debt (excluding current maturities):
    Six Flags Credit Facility......................................................  $   --       $    --
    SFEC Senior Notes..............................................................      --            170,000
    Existing Credit Facility.......................................................     322,370        --
    SFEC Zero Coupon Senior Notes(1)...............................................     161,074        161,074
    SFTP Senior Subordinated Notes.................................................     269,925        269,925
        Total long-term debt.......................................................     753,369
                                                                                     ----------  --------------
Stockholders' equity (deficit).....................................................     (22,327)
                                                                                     ----------  --------------
        Total capitalization.......................................................  $  731,042   $
                                                                                     ----------  --------------
                                                                                     ----------  --------------

------------------------

(1) The pro forma amount for the SFEC Zero Coupon Senior Notes does not give effect to the repayment thereof from the net proceeds of the Offering. Similarly, pro forma cash and cash equivalents includes the amount of such net proceeds. See "Use of Proceeds."

(2) Represents short-term debt and current portion of long-term debt. At
    February   , 1998, the Company had $      outstanding under its short-term
    revolving credit facility.

         SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

    The following selected historical financial and operating data, except for attendance and revenue per visitor data, of the Company as of December 29, 1996 and December 28, 1997 and for each of the three-years in the period ended December 28, 1997 are derived from the financial statements (audited in the case of all annual periods) of the Company appearing elsewhere in this Prospectus. The selected historical financial data of the Company for fiscal years 1993 and 1994 have been derived from audited financial statements which are not included herein.

    The pro forma financial and operating data are presented for informational purposes only, have been prepared based on estimates and assumptions deemed by the Company to be appropriate and do not purport to be indicative of the financial position or results of operations which would actually have been attained if the relevant acquisitions had occurred on the assumed dates or which may be achieved in the future.

                SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

                                                         YEAR ENDED
                                                          DECEMBER    YEAR ENDED
                                                             31,       DECEMBER             YEAR ENDED
                                                         -----------      29,              DECEMBER 28,
                                                            1995         1996                  1997
                                                         -----------  -----------  ----------------------------
                                                                                     ACTUAL      PRO FORMA(1)
                                                                                                  (UNAUDITED)
                                                          (IN THOUSANDS, EXCEPT RATIO AND PER VISITOR AMOUNTS)
THE COMPANY
STATEMENT OF OPERATIONS DATA(1):
Revenue:
  Operating services...................................   $ 366,665    $ 405,558    $ 427,569
  Sales of products and other..........................     262,792      275,318      281,097
                                                         -----------  -----------  -----------         -----
    Total(1)...........................................     629,457      680,876      708,666
                                                         -----------  -----------  -----------         -----
Costs and expenses:
  Operating, general and administrative................     388,137      419,756      443,359
  Cost of products sold................................      91,138      105,988      101,239
  Depreciation and amortization........................      83,444       87,417       84,493
                                                         -----------  -----------  -----------         -----
    Total..............................................     562,719      613,161      629,091
                                                         -----------  -----------  -----------         -----
Income from operations(2)..............................      66,738       67,715       79,575
Other income (expense):
  Interest expense, net................................      63,282       76,530       84,430
  Minority interest....................................      --            1,297       (1,147)
                                                         -----------  -----------  -----------         -----
    Total..............................................      63,282       77,827       83,283
                                                         -----------  -----------  -----------         -----
Income (loss) before income taxes......................       3,456      (10,112)      (3,708)
Income tax expense.....................................       6,743        5,137       --
                                                         -----------  -----------  -----------         -----
                                                         -----------  -----------  -----------         -----
Net (loss).............................................   $  (3,287)   $ (15,249)   $  (3,708)
                                                         -----------  -----------  -----------         -----
                                                         -----------  -----------  -----------         -----
OTHER DATA:
EBITDA(3)..............................................   $ 150,182    $ 155,132    $ 164,068
Net cash provided by operating activities(4)...........   $ 124,587    $ 128,602    $ 110,303
Capital expenditures...................................   $  45,578    $  75,627    $  67,675(5)
Total attendance.......................................      21,830       22,796       22,229
Revenue per visitor....................................   $   28.83    $   29.87    $   31.88
Ratio of earnings to fixed charges(6)..................      (2)
Ratio of earnings to combined fixed charges and
    preferred stock dividends(6).......................      (2)
EBITDA/total interest expense..........................
EBITDA/cash interest expense...........................
Total debt/EBITDA......................................
Net debt/EBITDA........................................

                                                                                          DECEMBER 28,
                                                                      DECEMBER                1997
                                                                         29,      ----------------------------
                                                                        1996                    PRO FORMA(7)
                                                                     -----------    ACTUAL
                                                                                                 (UNAUDITED)
                                                                                  (IN THOUSANDS)
THE COMPANY
BALANCE SHEET DATA:
Cash and cash equivalents..........................................   $  45,587    $  16,805      $
Total assets.......................................................   $ 826,767    $ 864,690      $
Total long-term debt...............................................   $ 714,993    $ 753,369      $
Total debt.........................................................   $ 754,910    $ 810,002      $
Stockholders' equity (deficit).....................................   $ (23,571)   $ (22,327)     $

------------------------

(1) Prior to the Six Flags Acquisition, the Company, through two subsidiaries, was the general partner in two theme park limited partnerships. For the years presented, the Company accounted for the parks as co-ventures, i.e., the revenues and expenses (excluding partnership depreciation) are included in the Company's consolidated statements of operations and the net amounts distributed to the limited partners are deducted as expenses. Except for the limited partnership units purchased pursuant to the tender offer, the Company has no rights or title to the Co-Venture Parks' assets or to the proceeds from any sale of the Co-Venture Park's assets. Accordingly, the Company's consolidated balance sheets do not include any of the Co-Venture Parks' assets or liabilities. The investment in the Co-Venture Parks included in the consolidated balance sheets represents (i) the Company's interest in the estimated future cash flows from the operations of the Co-Venture Parks and is amortized over the life of the partnership agreements, and (ii) the value of Limited Partnership units purchased pursuant to the SFOG tender offer. The Co-Venture Parks contributed revenues of $176.8 million, $152.0 million and $160.6 million to the Company in the fiscal years 1997, 1996 and 1995, respectively. In connection with the Six Flags Transactions, SFEC is transfering its interests in the Co-Venture Parks to Premier. The pro forma statement of operations data for the year ended December 28, 1997 give effect to the transfer of such interests as if it occurred on December 30, 1996.

(2) Income from operations is revenue less operating, general and administrative expenses, costs of products sold and depreciation and amortization.

(3) EBITDA is defined as earnings before interest expense, net, income tax expense (benefit), depreciation and amortization and minority interest. The Company has included information concerning EBITDA because it is used by certain investors as a measure of the Company's ability to service and/or incur debt. EBITDA is not required by GAAP and should not be considered in isolation or as an alternative to net income, net cash provided by operating, investing and financing activities or other financial data prepared in accordance with GAAP or as an indicator of the Company's operating performance. This information should be read in conjunction with the Statements of Cash Flows contained in the financial statements included elsewhere herein.

(4) During each of the years ended December 28, 1997, December 29, 1996 and December 31, 1995, the Company's net cash used in investing activities was approximately $149.7 million, $81.2 million and $93.9 million, respectively. During these periods, net cash provided (used) in financing activities was approximately $10.6 million, $(52.2) million and $10.6 million, respectively.

 (5) Does not include amount expended ($62.7 million) by the Company to purchase interests in the limited partners of the Co-Venture Partnerships.

(6) For the purpose of determining the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of income (loss) before income taxes and fixed charges. Fixed charges consist of interest expense net of interest income, amortization of deferred financing costs and discount or premium relating to indebtedness and the portion (approximately one-third) of rental expense that management believes represents the interest component of rent expense. Preferred stock dividend requirements have been increased to an amount representing the before tax earnings which would have been required to cover such dividend requirements. On a pro forma basis, for the year ended December 28, 1997, the Company's earnings were insufficient to cover fixed charges and combined fixed charges and preferred stock dividends by $
    and $     , respectively.

(7) The pro forma balance sheet data give effect to the Six Flags Acquisition, the Offerings, the related financings, and the transfer of the Company's interests in the Co-Venture Parks to Premier as if they had occurred on December 28, 1997.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

    The Company's revenues are derived principally from the sale of tickets for entrance to its parks, parking and corporate sponsorships (approximately 60.3%, 59.6% and 58.3% in the years ended December 28, 1997, December 29, 1996 and December 31, 1995, respectively) and the sale of food, merchandise, gasoline, games and attractions inside its parks and other income (approximately 39.7%, 40.4% and 41.7% in the years ended December 28, 1997, December 29, 1996 and December 31, 1995, respectively). The Company's principal costs of operations include salaries and wages, fringe benefits, advertising, outside services, maintenance, utilities and insurance. The Company's expenses are relatively fixed. Costs for full-time employees, maintenance, utilities, advertising and insurance do not vary significantly with attendance, thereby providing the Company with a significant degree of operating leverage as attendance increases and fixed costs per visitor decrease.

RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 28, 1997 AND DECEMBER 29, 1996

    REVENUES. Revenues aggregated $708.7 million in 1997, compared to $680.9 million in 1996. The 4.1% increase in revenues is attributable to higher spending per guest partially offset by decreased attendance. The average ticket spending per guest increased 8.1% as a result of selected price increases and reductions in ticket discounts. At large in-park spending per guest increased 4.4% primarily from gains in food service, stemming from improved processes, quality and service and increases in games, attractions and parking spending. Attendance declined by 2.5% primarily due to the postponement of the linear induction motor ("LIM") coasters at three of the Company's parks, poor early-season weather and increased price competition in the San Antonio market.

    OPERATING, GENERAL AND ADMINISTRATIVE. Operating, general and administrative expenses were $443.4 million in 1997, compared to $419.8 million for 1996. As a percentage of revenues, these expenses constituted 62.6% for 1997 and 61.6 % for 1996. The increase over 1996 expenses relates primarily to increased distributions to the limited partners of the Georgia park along with higher compensation and maintenance expenses, which were partially offset by reduced advertising costs and the reversal of expense accruals of approximately $7.3 million during 1997 that are no longer deemed necessary. Limited partner distributions increased as a result of the Georgia Agreements (as defined). The higher compensation costs result from higher average seasonal wage rates, additional operating hours in 1997, and a return to full staffing at the Georgia park after reduced requirements in 1996. Higher maintenance costs were incurred to repair major rides and facilities to enhance park operations. Advertising costs were down due to lower spending by the Georgia park, which incurred much higher advertising expense levels in 1996 as a result of the Olympics. Additionally, the postponed opening of the LIM coasters resulted in lower advertising costs at three of the Company's parks.

    As a result of the Texas Agreements (as defined), the distributions to the limited partners of the Texas Park will increase by approximately $20 million in 1998, compared to 1997, assuming that the Company does not acquire any LP Units pursuant to the SFOT tender offer.

    COSTS OF PRODUCTS SOLD. Costs of products sold were $101.2 million for 1997 compared to $106.0 million for 1996. The $4.7 million or 4.5% decrease from 1996 results primarily from and improvement in the costs of products sold as a percentage of product revenue. This percentage improvement resulted from centralized procurement of key food items and a shift in sales to higher margin food products sold.

    DEPRECIATION, AMORTIZATION AND INTEREST EXPENSE. Depreciation and amortization expense was $84.5 million for 1997 as compared to $87.4 million in 1996. The decrease resulted from lower amortization of the investment in the Co-Venture Parks related to the Georgia Park and the Georgia Agreements. Interest expense, net, increased $7.9 million in 1997, as compared to 1996, primarily due to the increased at large borrowings in 1997 and higher interest expense incurred at the Co-Venture Parks, partially offset by a decrease in at large borrowing rates.

    INCOME TAXES. The relationship between income (loss) before taxes and income tax expense is principally affected by the amortization of the excess of costs over net assets acquired, which is non-deductible for income tax purposes. The income tax expense recorded for 1996 principally represents a valuation allowance on the Company's deferred tax assets.

    At May 31, 1997, the Company had carryforwards of approximately $123.0 million of net operating losses ("NOLs") for Federal income tax purposes. The NOLs are subject to review and potential disallowance by the Internal Revenue Service upon audit of the Federal income tax returns of the Company and its subsidiaries. In addition, the use of such NOLs is subject to limitations on the amount of taxable income that can be offset with such NOLs. Some of such NOLs also are subject to a limitation as to which of the subsidiaries' income such NOLs are permitted to offset. Accordingly, no assurance can be given as to the timing or amount of the availability of such NOLs to the Company and its subsidiaries.

YEARS ENDED DECEMBER 29, 1996 AND DECEMBER 31, 1995

    REVENUES. Revenues aggregated $680.9 million in 1996, a 8.2% increase over 1995 revenue of $629.5 million. This increase is primarily attributable to the consolidation of Fiesta Park's operations in 1996 which accounted for approximately $52.7 million of the total increase in revenues. The resulting decrease in comparable revenues (exclusive of Fiesta Park's revenues) was due to lower attendance, offset in part by higher average spending per guest. Comparable in-park attendance declined by approximately 5.3%, while average ticket spending per guest increased approximately 6.8% and average in-park spending per guest increased approximately 3.9%. The decline in comparable in-park attendance resulted primarily from unfavorable weather experienced by several of the Company's theme parks, the adverse impact of the 1996 Summer Olympics (which were held in Atlanta) on the Georgia park and the delayed introduction of the SUPERMAN THE ESCAPE ride at Six Flags Magic Mountain (the "Superman Ride"). The delayed introduction of the Superman Ride resulted from propulsion issues with the new state-of-the-art technology incorporated into this first 100-mile per hour thrill ride. The Superman Ride opened on March 15, 1997. The increases in average ticket spending per guest and average in-park spending per guest were due to selected price increases, improvements to retail/food outlets and product offerings, and new pay-per-ride Skycoasters at Six Flag Over Texas, Six Flags Over Georgia, Six Flags AstroWorld, Six Flags St. Louis and Six Flags Magic Mountain.

    OPERATING, GENERAL AND ADMINISTRATIVE. Operating, general and administrative expenses increased from approximately $388.1 million in 1995 to approximately $419.8 million in 1996. These expenses (as a percentage of revenue) constituted approximately 61.6% and 61.7% during 1996 and 1995, respectively. The acquisition of Wet'n Wild in April 1995 (which was renamed Six Flags Hurricane Harbor (Dallas)) and the consolidation of Fiesta Park's operations accounted for approximately $39.3 million of the total increase in operating, general and administrative expenses. The resulting $7.6 million decrease in comparable expenses is primarily due to lower incentive compensation in 1996, costs accrued in 1995 in connection with the reorganization of the Company's headquarters and the absence of costs allocated from TWE (relating to employees of TWE who served as senior management of the Company during 1995) subsequent to June 1995.

    COSTS OF PRODUCTS SOLD. Costs of products sold increased from $91.1 million in 1995 to $106.0 million in 1996. A large portion of the increase (approximately 59%) is a result of the consolidation of the Fiesta Park's operations. Cost of products sold (as a percentage of in-park product revenue) constituted approximately 39.5% and 35.7%, during 1996 and 1995, respectively. Excluding Fiesta Park, costs of products sold increased by 3.8% due to increased cost for higher quality products and the mark-down/ write-off of slow moving inventory.

    DEPRECIATION, AMORTIZATION AND INTEREST EXPENSE. Depreciation and amortization expense aggregated approximately $87.4 million in 1996 and approximately $83.4 million in 1995. Interest expense, net, increased from $63.3 million in 1995 to $76.5 million in 1996, due to an increase in the average outstanding debt level combined with an increase in the average cost of debt, both of which resulted from the full year effect of the issuance of the SFTP Senior Subordinated Notes and borrowings under Six Flags' then existing credit facility, in each case, in June 1995.

    INCOME TAXES. The relationship between income (loss) before taxes and income tax expense is principally affected by the amortization of the excess of costs over net assets acquired, which is non-deductible for income tax purposes. The tax expense recorded for 1996 principally represents a valuation allowance on the Company's deferred tax assets.

LIQUIDITY, CAPITAL COMMITMENTS AND RESOURCES

    The operations of the Company are highly seasonal, with the majority of the operating season occurring between Memorial Day and Labor Day. Most of the Company's revenue is collected in the second and third quarters of each year while most expenditures for capital improvements and major maintenance are incurred when the parks are closed or operate only on weekends during the first and fourth quarters of each year. See "Risk Factors -- Effects of Inclement Weather; Seasonal Fluctuations of Operating Results." The Company employs a substantial number of seasonal employees who are compensated on an hourly basis. The Company is not subject to Federal or certain applicable state minimum wage rates in respect of its seasonal employees. However, the 1996 increase of $.90 an hour over two years in the Federal minimum wage rate, and any increase in the state minimum wage rates, may result over time in increased compensation expense for the Company as it relates to these employees as a result of competitive factors.

    During 1997, the Company generated $110.3 million in net cash provided by operating activities. Net cash used in investing activities aggregated approximately $149.7 million, $67.7 million of which represented amounts spent for capital expenditures of the Company's wholly-owned theme parks and Fiesta Texas and $62.7 million of which represented the amount expended to purchase interests in the limited partners of the Co-Venture Partnerships. Net cash provided by financing activities for 1997 aggregated $10.6 million reflecting the net borrowings on revolving lines of credit, offset, in part, by the repayment at that time of amounts outstanding under the revolving lines of credit and proceeds from other interim loans, partially offset by payments on term loans.

    At December 31, 1997, the Texas Co-Venture Partnership had a $15.0 million line of credit available for anticipated working capital requirements and the Georgia Co-Venture Partnership had a $19.0 million line of credit available for working capital, capital expenditures and partner distributions.

    In addition to its obligations under its outstanding indebtedness and preferred stock, Premier, along with the Company and SFTP, has guaranteed certain obligations of the Co-Venture Parks to (i) make minimum annual distributions of approximately $46.2 million (subject to cost of living adjustments) to its partners in the Co-Venture Parks and (ii) make minimum capital expenditures at each of the Co-Venture Parks during rolling five-year periods, based generally on 6% of such park's revenues. Cash flow from operations at the Co-Venture Parks will be used to satisfy these requirements first, before any funds are required from Premier, the Company or SFTP. Premier has also agreed to purchase a maximum number of 5% per year (accumulating to the extent not purchased in any given year) of the total limited partnership units of these partnerships (to the extent tendered by the unit holders) and the Company and SFTP have guaranteed these obligations. The agreed price for these purchases is based on a valuation for each respective Co-Venture Park equal to the greater of (i) a value derived by multiplying its weighted-average four year EBITDA by a specified multiple (8.0 in the case of the Georgia park and 8.5 in the case of the Texas park) or (ii) $250.0 million in the case of the Georgia park and $374.8 million in the case of the Texas park. Premier's obligations with respect to Six Flags Over Georgia and Six Flags Over Texas will continue until 2026 and 2027, respectively. As Premier purchases limited partnership units, it will be entitled to the minimum distribution and other distributions attributable to such units, unless it is then in default under the Subordinate Indemnity Agreement. Premier estimates that its maximum unit purchase obligation for 1998, when purchases are required only for the Georgia park, will aggregate approximately $13 million (approximately $32 million for 1999, when purchases for both partnerships are required) and its minimum capital expenditures for 1998 at these parks will total approximately $18 million.

    The Company accounted for Six Flags Over Georgia and Six Flags Over Texas as co-ventures, i.e., the revenues and expenses (excluding partnership depreciation) are included in the Company's consolidated statements of operations and the net amounts distributed to the limited partners are deducted as expenses. Except for the limited partnership units purchased pursuant to the tender offer, the Company has no rights or title to the Co-Venture Park assets or to the proceeds from any sale of the Co-Venture Park's assets. Accordingly, the Company's consolidated balance sheets do not include any of the Co-Venture Parks' assets. The investment in the Co-Venture Parks included in the consolidated balance sheets represents (i) the Company's interest in the estimated future cash flows from the operations of the Co-Venture Parks and is amortized over the life of the partnership agreements, (ii) the value of Limited Partnership units purchased pursuant to the SFOG tender offer, and (iii) capital contributions made by the Company to the Co-Venture Parks. The Co-Venture Parks contributed revenues of $176.8 million, $152.0 million and $160.6 million to the Company in the fiscal years 1997, 1996 and 1995, respectively.

    In connection with the Six Flags Transaction, SFEC is transferring its interests in the Co-Venture Parks to Premier. Accordingly, cash flows from these parks will not be available to service the debt of SFEC (including the SFEC Senior Notes) except to the extent any such funds are contributed to SFEC by Premier.

    The SFEC Senior Notes will require annual interest payments of $ and, except in the event of a change of control of the Company or certain other circumstances, will not require any principal payments prior to their maturity. The net proceeds of the Offering, together with other funds, will be deposited in escrow to repay in full at or prior to maturity the SFEC Zero Coupon Senior Notes. The SFTP Senior Subordinated Notes (accreted value of $269.9 million at December 31, 1997) require interest payments of approximately $34.9 million per annum, payable semi-annually commencing December 15, 1998, and, except in certain circumstances, no principal payments are due thereon until their maturity date, June 15, 2005. Term loan borrowings under the Six Flags Credit Facility will mature on November 30, 2004 (with principal payments of $1.0 million in each of 1998--2001, $25.0 million in 2002, $40.0 million in 2003 and $303.0 million at maturity), Revolving credit borrowings under this facility ($100.0 million) mature on the fifth anniversary of the Six Flags Acquisition. Borrowings under the Six Flags Credit Facility will be guaranteed by SFTP's subsidiaries and will be secured by substantially all of the assets of SFTP and its subsidiaries. See "Description of Other Company Indebtedness," and "Description of Notes."

    By reason of the Six Flags Acquisition, SFTP will be required to offer to purchase the SFTP Senior Subordinated Notes at a price equal to 101% of their accreted amount (approximately $287.9 million at June 15, 1998). On February
      , 1998, the last reported sales price of these notes was equivalent to % of their accreted amount. SFTP does not expect to be required to purchase any material amount of these Notes by reason of this offer. Although Premier has entered into discussions with lenders to provide a standby arrangement to finance the purchase of such Notes, there can be no assurance that such discussions will be successful or that Premier will be able to obtain any other financing in the event that it should become necessary.

    The Company's liquidity could be adversely affected by unfavorable weather, accidents or the occurrence of an event or condition, including negative publicity or significant local competitive events

(such as the 1996 Summer Olympics in the case of Six Flags Over Georgia) that significantly reduces paid attendance and, therefore, revenue at any of its theme parks.

    On a pro forma basis, as of December 28, 1997, the Company had total
outstanding indebtedness of approximately $   million, including: (i) $
million under the Six Flags Credit Facility, (ii) $269.9 million in accreted value at that date of SFTP Senior Subordinated Notes ($285.0 million principal amount at maturity in 2005), and (iii) $170.0 million under the SFEC Senior Notes. Indebtedness at that date also included $160.1 million accreted value of SFEC Zero Coupon Senior Notes, which will be repaid with the proceeds of the SFEC Senior Notes together with certain additional funds. On a pro forma basis, for the year ended December 28, 1997, the Company's earnings would have been
insufficient to cover its combined fixed charges by approximately $   million.
In addition the indentures relating to the SFEC Senior Notes and the SFTP Senior Subordinated Notes and the Six Flags Credit Facility permit the Company to incur additional indebtedness under certain circumstances. See "Description of Other Company Indebtedness" and "Description of Notes--Certain Covenants."

    In addition to the Company's indebtedness, following the Six Flags Transactions, on a pro forma basis, as of December 31, 1997, Premier had
outstanding indebtedness of approximately $    million, including: (i)
$   million of Six Flags indebtedness, as described above; (ii) $250.0 million
in accreted value at that date of the Premier Discount Notes ($    million
principal amount at maturity in 2008); (iii) $280.0 million in aggregate principal amount of Premier Senior Notes; (iv) $125.0 million in aggregate principal amount of 1997 Premier Notes; (v) $90.0 million in aggregate principal
amount of 1995 Premier Notes; and (vi) $         million in outstanding
borrowings under the Premier Credit Facility. On a pro forma basis, as of December 31, 1997, Premier would have had stockholders' equity of approximately
$         million. In addition, the annual dividends (which are payable in cash, in the case of the Seller Preferred Stock, or in cash, or by issuance of shares of Common Stock, at the option of the Company, in the case of the Mandatorily Convertible Preferred Stock) on the Convertible Preferred Stock aggregate
$         , and the Seller Preferred Stock is mandatorily redeemable in 2010 (if not earlier redeemed or converted). On a pro forma basis, for the year ended December 31, 1997, Premier's earnings would have been insufficient to cover its combined fixed charges and preferred stock dividends by approximately $ million. In addition, the Indentures permit Premier to incur additional indebtedness under certain circumstances. See "Risk Factors--Risks Associated with Substantial Indebtedness," "Capitalization," "Description of Other Company Indebtedness," "Description of Notes--Certain Covenants" and "Description of Premier Indebtedness."

    Premier believes that cash flow from operations and available cash and available borrowings under the Six Flags Credit Facility will be adequate to meet the Company's future liquidity needs, including anticipated requirements for working capital, capital expenditures and scheduled debt, for at least the next several years. Premier believes that cash flow from operations and available cash, available borrowings under the Credit Facilities and the net proceeds of the Offerings (to the extent not used in connection with the Six Flags Acquisition) will be adequate to meet Premier's future liquidity needs, including anticipated requirements for working capital, capital expenditures, scheduled debt and preferred stock payments and its obligations under arrangements relating to the Co-Venture Parks, for at least the next several years. See "Risk Factors--Risks Associated with Substantial Indebtedness."

NEWLY ISSUED ACCOUNTING STANDARDS

    In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. SFAS No. 130 establishes standards for reporting and display of "comprehensive income" and its components in a set of financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

The Company currently does not have any components of comprehensive income that are not included in net income.

    Also in June 1997, Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," was issued. SFAS No. 131 is effective for periods beginning after December 15, 1997. SFAS No. 131 requires that a public entity report financial and descriptive information about its reportable segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company will adopt SFAS No. 131 in 1998. However, such adoption is not expected to impact the Company's financial disclosures because the Company's current operations are limited to one reportable operating segment under SFAS No. 131's definitions.

    In January 1997, the Commission issued Release No. 33-7386, which requires enhanced descriptions of accounting policies for derivative financial instruments and derivative commodity instruments in the footnotes to financial statements. The release also requires certain quantitative and qualitative disclosure outside financial statements about market risks inherent in market risk sensitive instruments and other financial instruments. The requirements regarding accounting policy descriptions were effective for any fiscal period ending after June 15, 1997. However, because derivative financial and commodity instruments have not materially affected the Company's consolidated financial position, cash flows or results of operations, this part of the release does not affect the Company's 1997 financial statement disclosures.

IMPACT OF YEAR 2000 ISSUE

    An issue exists for all companies that rely on computers as the year 2000 approaches. The "Year 2000" problem is the result of past practices in the computer industry of using two digits rather than four to identify the applicable year. This practice will result in incorrect results when computers perform arithmetic operations, comparisons or data field sorting involving years later than 1999. The Company has completed plans to ensure year 2000 compliance and started conversions of applications beginning in 1996. These modifications and replacements are expected to be completed by January 1999. Costs in connection with any such modifications are not expected to be material. See "Risk Factors -- Impact of Year 2000 Issue."

                                    BUSINESS

GENERAL

    Six Flags is the largest regional theme park company, and the second largest theme park operator, in the world, based on 1997 attendance. Six Flags operates eight regional theme parks, as well as three separately gated water parks and a wildlife safari park (each of which is located near one of the theme parks). The Six Flags Parks are located in six of the ten largest metropolitan areas in the country: New York, Philadelphia, Los Angeles, Chicago, Atlanta and Dallas. The
Company estimates that    % of the U.S. population lives within a 100-mile
radius of the Six Flags Parks. During 1997, the Six Flags Parks drew, in the
aggregate, approximately    % of their patrons from within a 100-mile radius.
During that year, Six Flags' attendance, revenue and EBITDA totaled approximately 22.3 million, $708.7 million and $164.1 million, respectively.

    The following table sets forth certain information for the Six Flag's Parks:

NAME                                 TYPE OF PARK             PRIMARY MARKET             1997 ATTENDANCE     ACRES(1)
----------------------------------  ---------------  ---------------------------------  -----------------  -------------
                                                                                         (IN THOUSANDS)
SIX FLAGS PARKS:
Six Flags Astro-World.............  Theme            Houston                                    1,990               90
Six Flags Water World.............  Water            Houston                                      280               14
Six Flags Fiesta Texas............  Theme            San Antonio                                1,640              200
Six Flags Great Adventure.........  Theme            New York City/Philadelphia                 3,690(2)           576(2)
Six Flags Wild Safari Animal
Park..............................  Wildlife         New York City/Philadelphia                    (2)              (2)
Six Flags Great America...........  Theme            Chicago/Milwaukee                          3,040               86
Six Flags Magic Mountain..........  Theme            Los Angeles                                3,270              110
Six Flags Hurricane Harbor........  Water            Los Angeles                                  350               11
Six Flags St. Louis...............  Theme            St. Louis                                  1,690              499
Six Flags Over Georgia............  Theme            Atlanta                                    2,780              196
Six Flags Over Texas..............  Theme            Dallas/Fort Worth                          2,950              197
Six Flags Hurricane Harbor........  Water            Dallas/Fort Worth                            560               49

------------------------
(1) Includes acreage currently dedicated to park usage. Additional acreage suitable for development exists at many of the facilities.

(2) Attendance and acreage information for Six Flags Great Adventure also includes data for the adjacent Six Flags Wild Safari Animal Park.

    Six Flags, including its predecessors, has operated regional theme parks under the Six Flags name for over thirty years. As a result, Six Flags has established a nationally-recognized brand name. Since 1991, Six Flags has used certain Warner Bros. and DC Comics characters to market its parks and to provide an enhanced family entertainment experience. These characters include BUGS BUNNY, DAFFY DUCK, TWEETY BIRD, YOSEMITE SAM, BATMAN, SUPERMAN and others. The Company utilizes these characters in marketing its parks, in theming revenue outlets and in selling character merchandise within the parks. The Company believes that its extensive use of the Warner Bros. and DC Comics characters promotes attendance, supports higher ticket prices, increases lengths-of-stay and enhances in-park spending.

    The Six Flags Parks are individually themed and provide a complete family-oriented entertainment experience. The Six Flags Parks generally offer a broad selection of state-of-the-art and traditional thrill rides, water attractions, themed areas, concerts and shows, restaurants, game venues and merchandise outlets. In the aggregate, the Six Flags Parks offer more than 300 rides, including [57] roller coasters, making Six Flags one of the leading providers of "thrill rides" in the industry.

    Premier believes that the Company's parks benefit from limited direct competition. The combination of limited supply of real estate appropriate for theme park development, high initial capital investment, long development lead-time and zoning restrictions provides each of the parks with a significant degree of protection from competitive new theme park openings. Based on its knowledge of the development of other theme parks in the United States, Premier's management estimates that it would cost at least $200 million and would take a minimum of two years to construct a new regional theme park comparable to the Company's largest parks.

    According to AMUSEMENT BUSINESS, total North American amusement/theme park
attendance in 1997 was approximately 270 million, compared to       million in
1994 (the first year in which such information is available from that
publication), representing a compound annual growth rate of    %. Total
attendance for the 40 largest parks in North America was 154.7 million in 1997,
compared to       million in 1992, representing a compound annual growth rate of
   %. Premier believes that this growth reflects two trends: (i) demographic growth in the 5-24 year old age group, which is expected to continue through 2010; and (ii) an increasing emphasis on family-oriented leisure and recreation activities.

OPERATING STRATEGY

    Premier believes there are substantial opportunities for continued internal growth at the Six Flags Parks. Upon consummation of the Six Flags Acquisition, Premier's management intends to apply its operating strategy to pursue revenue growth and margin expansion at Six Flags. Premier's operating strategy seeks to increase revenues by increasing per capita spending, while also reducing corporate overhead and improving cost controls at the Six Flags Parks. This approach is designed to exploit the operating leverage inherent in the theme park business. Once parks achieve certain critical attendance levels, operating cash flow margins increase because revenue growth through incremental attendance gains and increased in-park spending is not offset by a comparable increase in operating expenses, since a large portion of such expenses is relatively fixed during any given year. The primary elements of this operating strategy applicable to the Six Flags Park include:

    --ADDING RIDES AND ATTRACTIONS AND IMPROVING OVERALL PARK QUALITY. Premier regularly makes investments in the development and implementation of new rides and attractions at its parks. Premier believes that the introduction of marketable rides is an important factor in promoting each of the parks in order to increase market penetration and encourage longer visits, which lead to increased attendance and sales of food and merchandise. Once a park reaches an appropriate level of attractions for its market size, Premier will add new marketable attractions at that park only every three to four years.

    --ENHANCING MARKETING AND SPONSORSHIP PROGRAMS. The Six Flags Parks have benefitted from professional, creative marketing programs which emphasize the marketable rides and attractions, breadth of available entertainment and value provided by each park. The Company's marketing programs emphasize the Six Flags brand name, as well as the animated characters licensed from Warner Bros. The Company has also successfully attracted well known sponsorship and promotional partners, such as McDonald's, Coca-Cola, First USA Bank and Best Western.

    --INCREASING AND ENHANCING RESTAURANTS AND MERCHANDISE AND OTHER REVENUE OUTLETS TO INCREASE LENGTH OF STAY AND IN-PARK SPENDING. Premier also seeks to increase in-park spending by adding well-themed restaurants, remodeling and updating existing restaurants and adding new merchandise outlets. Additionally, the Company has taken steps to decrease the waiting time for its most popular restaurants and merchandise outlets.

    --ADDING SPECIAL EVENTS. The Company has also developed a variety of off-season special events designed to increase attendance and revenue prior to Memorial Day and after Labor Day. Examples include Fright
Fest-Registered Trademark-, a Halloween event in which parks are transformed with supernatural theming, scary rides and haunting shows, and Holiday in the Park-Registered Trademark-, a winter holiday event, in which several parks are transformed with winter and holiday theming.

    The Six Flags Parks generally enjoy significant market penetration. Thus, although Premier plans to make targeted capital expenditures at these parks to increase their attendance and per capita spending levels, it expects to increase significantly the EBITDA of these parks primarily through reduction in operating expenses. First and most importantly, Premier believes that it can substantially reduce Six Flags' corporate overhead and other corporate-level expenses. Second, Premier expects to achieve significant reduction in park-level operating expenses. Third, by virtue of economies of scale, Premier believes that operating efficiencies in areas such as marketing, insurance, promotion, purchasing and other expenses can be realized. Finally, Premier believes that its increased size following the Six Flags Acquisition will enable it to achieve savings in capital expenditures, including its ability to rotate rides among its parks.

EXPANSION STRATEGY

    Premier may expand in the future certain of the Six Flags Parks by adding complementary attractions, such as campgrounds, lodging facilities, new water parks and concert venues. For example, Six Flags owns over 1,500 undeveloped acres adjacent to Six Flags Great Adventure (located between New York City and Philadelphia) suitable for such purposes. Additional acreage suitable for development exists at several other Six Flags Parks.

ACQUISITION STRATEGY

    The U.S. regional theme park industry is highly fragmented with over 150 parks owned by over 100 operators. Premier believes that there are numerous acquisition opportunities, both in the U.S. and abroad, that can expand its business. Since 1989, Premier has pursued a strategy of acquiring and improving regional theme parks. Premier's primary target for acquisitions continues to be regional parks with attendance between 300,000 and 1.5 million annually, but will also consider acquisitions of larger parks or park chains. Although it anticipates making new acquisitions primarily through Premier Operations, Premier may also make acquisitions of additional parks through Six Flags.

THE THEME PARK INDUSTRY

    HISTORY

    Although there is a long history of traditional amusement parks, primarily family-owned and consisting of thrill rides and midways, the opening of Disneyland in 1955 introduced the first modern theme park. Several features of modern theme parks distinguish them from the traditional amusement park whose carnival atmosphere and thrill rides offer less to families and adults. Theme parks are designed around one central or several different themes which are consistently applied to all areas, including the rides, attractions, entertainment, food, restaurants and landscape. Modern parks also typically present a variety of free entertainment not found at old-style amusement parks. Theme parks also offer the visitor numerous and diverse dining establishments in order to expand length of stay and position the parks as an all-day entertainment center. Generally, theme parks also plan nighttime entertainment (such as fireworks) and special events, and keep certain rides open into the night to further extend the hours of operation. As a result of these differences, theme parks draw attendance from a wider geographic area and attract a larger number of people from within a given market. Theme parks also attract more families and group outings, and the average length of stay and per capita outlay is greater.

    The following table identifies the nine largest operators of theme park chains worldwide ranked by total attendance, showing the number and type of such parks operated by each and the aggregate attendance in 1997.

                                                                          TYPE               NUMBER          1997
NAME OF OPERATOR                                                         OF PARK            OF PARKS      ATTENDANCE
---------------------------------------------------------------  -----------------------  -------------  -------------
                                                                                                              (IN
                                                                                                          THOUSANDS)
Disney.........................................................        Destination                  8         86,000
Premier Parks(1)...............................................         Regional                   31         36,700
Anheuser-Busch.................................................   Regional/Destination              9         20,700
Universal Studios..............................................        Destination                  2         14,300
Cedar Fair.....................................................         Regional                    7         13,400
Paramount Parks................................................         Regional                    6         12,800
Blackpool Pleasure Beach Co.(2)................................        Destination                  3          8,800
The Tussauds Group(2)..........................................         Regional                    3          7,400
Silver Dollar City.............................................   Regional/Destination              5          4,900

------------------------
(1) Attendance figures for Premier Parks reflect acquisitions made by Premier during 1997, the Walibi Acquisition and the Six Flags Acquisition as if such acquisitions had all occurred at the commencement of the 1997 season.

(2) Does not operate parks in North America.

    DESTINATION PARKS VERSUS REGIONAL PARKS

    Destination parks are those designed primarily to attract visitors willing generally to travel long distances and incur significant expense to visit the parks' attractions as part of an extended stay. To accommodate vacationers, many destination parks also include on-site lodging. Walt Disney World and Universal Studios are well-known examples of this type of park. Management believes that destination parks are typically more affected by the national economy than are regional parks. With the exception of Six Flags Magic Mountain, located in the same market as Disneyland and Universal Studios Hollywood, the Company does not believe that its parks compete directly with destination parks.

    Regional theme parks, such as those historically operated by the Company, are designed to attract visitors for a full day or a significant number of hours. Management views regional theme parks as those that draw the majority of their patrons from within a 50-mile radius of the park and the great majority of their visitors from within a 100-mile radius of the park. Visiting a regional theme park may be significantly less expensive than visiting a destination park because of lower transportation expenses, lower ticket prices and the lack of extended lodging expenses. The U.S. regional theme park industry is highly fragmented with over 150 parks owned by over 100 operators.

    ATTRACTIONS

    Regional theme parks attract patrons of all ages. Families and young people are attracted by the variety of major rides and attractions, children's rides and various entertainment areas including thematic shows and concerts. Most park admission policies are "pay-one-price," which entitles a guest to virtually unlimited free access to all rides, shows and attractions.

    Depending on the size of the property, regional theme parks typically have between 30 and 40 attractions. These rides include roller coasters and water rides, as well as other attractions such as bumper cars, aerial rides and children's rides. A park may also have distinct entertainment and show areas with specific themes such as a wild west or pirate stunt show. Games, food and merchandise stands often reflect the theme of the particular area in which they are located. This enhances the promotional effect of the thematic area. By offering a variety of rides and themed areas, a park is able to target a wider age spectrum from the surrounding population.

    In addition to thrill rides, many parks offer indoor attractions and outdoor concerts, ranging from musical skits and bands to full-scale evening concerts by prominent entertainers. Selected concerts may require an add-on to the admissions price, but often are part of the regular ticket price, providing added value to visitors.

    Food service offered ranges from full-service restaurants to fast food. Young people may only be interested in a quick meal between rides while the family may choose to relax for a picnic. Refreshment stands serve snack foods, such as hot dogs, cotton candy and soda. In addition, game booths and merchandise souvenir stands are dispersed throughout a park.

HISTORY

    Six Flags, including its predecessors, has been in the theme park business since 1961. Six Flags was incorporated in Delaware in 1981 under the name "Six Flags Corporation" in connection with the acquisition by Bally Manufacturing Corporation ("Bally") of Six Flags Corporation from Penn Central Corporation. In 1987, Bally sold its interest in Six Flags Corporation to an investor group organized and led by Wesray Capital Corporation (the "Wesray Group"). In 1990, Time Warner Enterprises Inc. ("Enterprises"), a subsidiary of Time Warner, acquired a 20% interest in Six Flags Corporation. In 1991, Enterprises, together with Blackstone Capital Partners L.P. ("Blackstone") and a limited partnership organized by Wertheim Schroder & Co. Incorporated ("WSW"), organized SFEC, which acquired Six Flags Corporation from Wesray Group. As a result of such acquisition, Enterprises owned 50% of SFEC, and Blackstone and WSW owned the remaining 50%. In June 1992, Time Warner caused all of Enterprises' interest in SFEC and Six Flags Corporation to be contributed to TWE. In December 1992, Blackstone substantially reduced and WSW substantially increased their respective interests in SFEC. Also in 1992, Six Flags Corporation's name was changed to its current name "Six Flags Theme Parks Inc." In 1993, SFEC repurchased the equity interest held by Blackstone and WSW and as a result thereof, SFEC became a wholly-owned subsidiary of TWE. On June 23, 1995, TWE sold 51% of its interest in SFEC to the Investor Group led by Boston Ventures. On February 9, 1998, pursuant to the Six Flags Agreement, Premier agreed to acquire, by merger, all of the capital stock of SFEC from its current stockholders.

DESCRIPTION OF PARKS

    Six Flags operates 12 "Six Flags" branded theme parks in eight locations in the United States, consisting of eight major regional theme parks, as well as three separately gated water parks and one wildlife safari park (each located near one of the theme parks). The Six Flags Parks include:

    SIX FLAGS ASTRO-WORLD AND SIX FLAGS WATERWORLD

    Six Flags Astro-World, the 28th largest theme park in the United States with 1997 attendance of 2.0 million, and the separately gated adjacent Six Flags WaterWorld, with 1997 attendance of 283,000, are located in Houston, Texas on the grounds of an entertainment and sports complex that includes the Houston Astrodome. The Houston, Texas market provides the parks with a permanent
resident population of    million people within 50 miles and       million
people within 100 miles. The Houston market is the number 11 DMA in the United
States. Based upon in-park surveys, approximately   % of the visitors to the
parks in 1997 resided within a 50-mile radius of the park, and   % resided
within a 100-mile radius.

    The Company owns a site of approximately 90 acres used for the theme park, and approximately 14 acres used for the water park. Six Flags Astro-World indirectly competes with Sea World of Texas and the Company's Six Flags Fiesta Texas, both located in San Antonio, Texas, approximately 200 miles from the park. Six Flags WaterWorld competes with Splashtown and Water Works, two nearby water parks.

    SIX FLAGS FIESTA TEXAS

    Six Flags Fiesta Texas, the 33rd largest theme park in the United States with 1997 attendance of 1.6 million, is located in San Antonio, Texas. The San Antonio, Texas market provides the park with a permanent resident population of
   million people within 50 miles and    million people within 100 miles. The
San Antonio market is the number 38 DMA in the United States. Based upon in-park
surveys, approximately   % of the visitors to the parks in 1997 resided within a
50-mile radius of the park, and    % resided within a 100-mile radius.

    Six Flags Fiesta Texas' principal competitor is Sea World of Texas located in San Antonio. In addition, the park competes to a lesser degree with Six Flags Astro-World, the Company's park located in Houston, Texas, approximately 200 miles from the park.

    PARTNERSHIP STRUCTURE. In March 1996, Six Flags completed arrangements under which it took over management of the then named Fiesta Texas park ("Fiesta Park"). Fiesta Park is located on 200 acres and is owned by La Cantera Development Company ("La Cantera"), an affiliate of United Service Automobile Associates and is leased to a then formed new limited partnership (the "Fiesta Partnership"). Pursuant to the terms of the lease (the "Fiesta Lease"), the Fiesta Partnership pays La Cantera a nominal annual rental and is required to make certain capital improvements to and cover all operating expenses of the park.

    The Fiesta Partnership is a limited partnership formed by Six Flags San Antonio, L.P., a Delaware limited partnership between two wholly-owned subsidiaries of the Company (the "Six Flags GP"), as general partner, San Antonio Park GP, LLC, a Delaware limited liability company which is managed by managers elected by TWE, on the one hand, and an investor group, on the other hand and in which SFEC holds a non-voting 99% equity interest (the "LLC GP"), as general partner, and Fiesta Texas Theme Park, Ltd., a Texas limited partnership wholly-owned by La Cantera (the "La Cantera LP"), as limited partner. The Fiesta Partnership is controlled by the general partners and is owned 59% by the Six Flags GP, 1% by the LLC GP and 40% by the La Cantera LP, which interests reflect the partners' respective original contributions to the Fiesta Partnership.

    The Fiesta Lease has an initial term which extends through the end of fiscal year 2005, but under certain circumstances may be extended until the end of fiscal year 2015. The extended Fiesta Lease can be terminated at the end of fiscal year 2010 at the option of either the Fiesta Partnership or the lessor, La Cantera LP. The Fiesta Partnership will also have the right to terminate the Fiesta Lease effective at the end of fiscal year 2001 based on a specified cumulative operating loss for the 1998 through 2001 fiscal years. As long as the Fiesta Lease continues in effect, the Fiesta Partnership has the option to purchase the tangible and intangible assets of Fiesta Park, as well as the La Cantera LP's interest in the Fiesta Partnership, during the initial term of the Fiesta Lease, at the end of fiscal year 2010 should the lessor terminate the Fiesta Lease and at the end of fiscal year 2015.

    In connection with Six Flags' management of Fiesta Park, the Six Flags GP entered into a management agreement with the Fiesta Partnership (the "Management Agreement") under which it will manage and operate Fiesta Park on the Fiesta Partnership's behalf. Under the terms of the Management Agreement, the Fiesta Partnership will pay the Six Flags GP an annual management fee and intellectual property fee. For the 1996 and 1997 fiscal years, the annual management fee payable to the Six Flags GP was 6% of the Fiesta Partnership's Gross Revenues (as defined in the Management Agreement) for such year. Commencing with the 1998 fiscal year, the management fee is 25% of EBITDA (as defined in the Management Agreement). The intellectual property fee payable to the Six Flags GP throughout the term of the Management Agreement will be based on the Fiesta Partnership's Gross Revenues.

    SIX FLAGS GREAT ADVENTURE AND SIX FLAGS WILD SAFARI ANIMAL PARK

    Six Flags Great Adventure, the 10th largest theme park in the United States, and the separately gated adjacent Six Flags Wild Safari Animal Park, the 23rd largest theme park in the United States with 1997 combined attendance of 3.7 million, are located in Jackson, New Jersey, approximately 70 miles south of New York City and 50 miles east of Philadelphia. The New York and Philadelphia
markets provide the parks with a permanent resident population of     million
people within 50 miles and million people within 100 miles. The New York and Philadelphia markets are the number 1 and number 4 DMAs in the United States, respectively. Based upon in-park surveys, approximately % of the visitors to the parks in 1997 resided within a 50-mile radius of the park, and % resided within a 100-mile radius.

    The Company owns a site of approximately 1,862 acres, of which approximately 221 acres are currently used for the thrill-ride based theme park operations, and 1,641 acres remain undeveloped. Additionally, the Company owns approximately 355 adjacent acres that are used for the wildlife safari park, home to 55 species of 1,200 exotic animals which can be seen over a four and a half mile drive. Six Flags Great Adventure's principal competitors are Hershey Park, located in Hershey, Pennsylvania, approximately 150 miles from the park; and Dorney Park, located in Allentown, Pennsylvania, approximately 75 miles from the park.

    SIX FLAGS GREAT AMERICA

    Six Flags Great America, the 16th largest theme park in the United States with 1997 attendance of 3.0 million, is located in Gurnee, Illinois, between Chicago, Illinois and Milwaukee, Wisconsin. The Chicago and Milwaukee markets
provide the park with a permanent resident population of     million people
within 50 miles and     million people within 100 miles. The Chicago and
Milwaukee markets are the number 3 and number 31 DMAs in the United States,
respectively. Based upon in-park surveys, approximately     % of the visitors to
the park in 1997 resided within a 50-mile radius of the park, and     % resided
within a 100-mile radius.

    The Company owns a site of approximately 86 acres used for the theme park operations. Six Flags Great America currently has no direct theme park competitors in the region, but does compete with Paramount's Kings Island, located near Cincinnati, Ohio, approximately 350 miles from the park; Cedar Point, located in Sandusky, Ohio, approximately 340 miles from the park; and Six Flags St. Louis, the Company's park located near St. Louis, Missouri, approximately 320 miles from the park.

    SIX FLAGS MAGIC MOUNTAIN AND SIX FLAGS HURRICANE HARBOR

    Six Flags Magic Mountain, the 12th largest theme park in the United States with 1997 attendance of 3.3 million, and the separately gated adjacent Six Flags Hurricane Harbor, the 11th largest water park in the United States with 1997 attendance of 351,000, are located in Valencia, California, in the northwest section of Los Angeles County. The Los Angeles, California market provides the
parks with a permanent resident population of       million people within 50
miles and       million people within 100 miles. The Los Angeles market is the number 2 DMA in the United States. Based upon in-park surveys, approximately
   % of the visitors to the parks in 1997 resided within a 50-mile radius of the
parks, and    % resided within a 100-mile radius.

    The Company owns a site of approximately 110 acres used for the theme park, and approximately 11 acres used for the pirate-themed water park. Six Flags Magic Mountain's principal competitors include Disneyland in Anaheim, California, located approximately 60 miles from the park, Universal Studios Hollywood in Universal City, California, located approximately 20 miles from the park, Knott's Berry Farm in Buena Park, California, located approximately 50 miles from the park, and Sea World of California in San Diego, California, located approximately 150 miles from the park. Six Flags Hurricane Harbor has no direct competitors in the area.

    SIX FLAGS OVER GEORGIA

    Six Flags Over Georgia, the 20th largest theme park in the United States with 1997 attendance of 2.8 million, is located in Mableton, Georgia, approximately 10 miles outside of Atlanta, Georgia. The Atlanta, Georgia market
provides the park with a permanent resident population of     million people
within 50 miles and     million people within 100 miles. The Atlanta market is
the number 10 DMA in the United States. Based upon in-park surveys,
approximately     % of the visitors to the park in 1997 resided within a 50-mile
radius of the park, and     % resided within a 100-mile radius.

    Six Flags Over Georgia's primary competitors include Paramount's Carowinds in Charlotte, North Carolina, located approximately 250 miles from the park, and Dollywood in Pigeon Forge, Tennessee, located approximately 200 miles from the park. The Georgia Limited Partnership (as defined below) owns the site of approximately 283 acres, including approximately 87 acres of undeveloped land, all of which is leased to Six Flags Over Georgia II (the "Georgia Co-Venture Partnership").

    PARTNERSHIP STRUCTURE. On March 18, 1997, Six Flags completed arrangements pursuant to which Six Flags will manage the Georgia park through 2026. Under the agreements governing the new arrangements (the "Georgia Agreements"), the Georgia park is to be owned by the Georgia Co-Venture Partnership of which a Six Flags subsidiary is the managing general partner. In the second quarter of 1997, two subsidiaries of Six Flags made a tender offer for partnership interests ("LP Units") in the 99% limited partner of the Georgia Co-Venture Partnership (the "Georgia Limited Partnership"), that values the Georgia park at the greater of $250 million or eight times 1997 EBITDA of the Georgia park (the "Tender Offer Price"). Six Flags purchased approximately 25% of the LP Units in the 1997 tender offer at an aggregate price of $60.1 million. In connection with the Six Flags Transactions, SFEC will transfer its interests in Six Flags Over Georgia to Premier.

    The key elements of the new arrangements are as follows: (i) the limited partner (which is not affiliated with Six Flags) received minimum annual distributions of $18.5 million in 1997, which will increase each year thereafter in proportion to increases in the cost of living; (ii) thereafter, Six Flags will be entitled to receive from available cash (after provision for reasonable reserves and after capital expenditures per annum of approximately 6% of prior year's revenues) a management fee equal to 3% of the prior year's gross revenues, and, thereafter, any additional available cash will be distributed 95% to Six Flags and 5% to the limited partner; (iii) commencing in 1998, and on an annual basis thereafter, Six Flags will offer to purchase additional LP Units at a price based on a valuation for the park equal to the greater of $250.0 million or a value derived by multiplying the weighted average four year EBITDA by 8.0;
(iv) in 2026, Six Flags will have the option to acquire all remaining interests in the Georgia park at a price based on the Tender Offer Price, increased in proportion to the increase in the cost of living between December 1996 and December 2026, and (v) the Company is required to make minimum capital expenditures at the Georgia park during rolling five-year periods, based generally on 6% of such park's revenues. Cash flow from operations at the Georgia park will be used to satisfy these requirements first, before any funds are required from the Company. In connection with the Subordinate Indemnity Agreement, the Company is transferring to Time Warner (who has guaranteed the Six Flags obligations under these arrangements) record title to certain entities that have purchased and will purchase LP Units, and the Company will receive an assignment from Time Warner of all cash flow received on such LP Units and will otherwise control such entities, except in the event of a default by the Company of its obligations under these arrangements. After all such obligations have been satisfied, Time Warner is required to transfer to the Company such stock for a nominal consideration. In addition, the Company will issue preferred stock of the managing partner of the Georgia Partnership to Time Warner which, in the event of such a default, would permit Time Warner to obtain control of such entity. See "Description of Six Flags Agreement."

    Six Flags has accounted for the Georgia park as a co-venture and included the revenues and expenses of the Georgia Co-Venture Partnership (excluding partnership depreciation and interest expense associated with limited partnership debt) in Six Flags' consolidated financial statements and deducted as expenses the net amounts distributed to the limited partners. Under the previous partnership agreement for the Georgia Co-Venture partnership, net cash flow (as defined in the partnership agreement) was distributed in the following order: $2.1 million to the limited partner; then $2.1 million to the general partner; then a management fee to the general partner equal to 3% of the preceding year's gross revenues; and finally, of the remainder, 30% to the limited partner and 70% to the general partner. In 1997, the Georgia park
contributed $    million of Six Flags' EBITDA, representing     % thereof.

    SIX FLAGS OVER TEXAS AND SIX FLAGS HURRICANE HARBOR

    Six Flags Over Texas, the 16th largest theme park in the United States with 1997 attendance of 2.9 million, and the separately gated Six Flags Hurricane Harbor, the 7th largest water park in the United States with 1997 attendance of 558,000, are located across Interstate 30 from each other in Arlington, Texas, between Dallas and Fort Worth, Texas. The Dallas/Fort Worth market provides the
parks with a permanent resident population of     million people within 50 miles
and     million people within 100 miles. The Dallas/Fort Worth market is the number 8 DMA in the United States. Based upon in-park surveys, approximately
    % of the visitors to the parks in 1997 resided within a 50-mile radius of
the park, and     % resided within a 100-mile radius.

    Six Flags Hurricane Harbor includes a year-round family entertainment center named "Funsphere," which includes a laser tag facility, a games arcade, two go-cart tracks, a miniature golf course, batting cages and other attractions. Funsphere does not charge front gate admission; attractions are offered on a pay-as-you-play basis.

    The Texas Co-Venture Partnership (defined below) owns the site of approximately 197 acres used for the theme park, and the Company owns approximately an additional 49 acres, of which approximately 18 acres are currently used for Hurricane Harbor, seven acres are used for Funsphere (an adjacent family entertainment center), and 22 acres remain undeveloped. Six Flags Over Texas' principal competitors include Sea World of Texas and the Company's Six Flags Fiesta Texas, both located in San Antonio, Texas,
approximately   miles from the park. Six Flags Hurricane Harbor has no direct competitors in the area.

    PARTNERSHIP STRUCTURE. Six Flags Over Texas is owned by Texas Flags, Ltd. (the "Texas Co-Venture Partnership"), a Texas limited partnership of which the 1% general partner is a wholly-owned subsidiary of Six Flags, and the 99% limited partner is Six Flags Over Texas Fund, Ltd., a Texas limited partnership (the "Texas Limited Partner") which is unaffiliated with Six Flags. Under the terms of the prior partnership agreement, the Texas Partnership was scheduled to dissolve on December 31, 1997, unless 66 2/3% of the Texas Investors voted in favor of continuing the partnership. In connection with the Six Flags Transactions, SFEC will transfer its interests in Six Flags Over Texas to Premier.

    In December 1997, Six Flags completed arrangements (the "Texas Agreements") pursuant to which it will manage Six Flags Over Texas through 2027. The key elements of the new arrangements are as follows: (i) the Texas Limited Partner will receive minimum annual distributions of $27.7 million in 1998, increasing each year thereafter in proportion to increases in the cost of living; (ii) thereafter, Six Flags will be entitled to receive from available cash (after provision for reasonable reserves and after capital expenditures per annum of approximately 6.0% of prior year's revenues) a management fee equal to 3% of the prior year's gross revenues, and, thereafter, any additional available cash will be distributed 92.5% to Six Flags and 7.5% to the Texas Limited Partner; (iii) in the first quarter of 1998, Six Flags made a tender offer for partnership units ("LP Units") in the Texas Limited Partner that values the park at the greater of approximately $374.8 million or 8.5 times 1997 EBITDA of the park (the "Tender Offer Price"); (iv) commencing in 1999, and on an annual basis thereafter, Six Flags will offer to purchase LP Units at a price based on a valuation for the park equal to the greater of $374.8 million or a value derived by multiplying the weighted-average four year EBITDA of the park by 8.5; (v) in 2027 Six Flags and its affiliates will have the option to acquire all remaining interests in the park at a price based on the Tender Offer Price, increased in proportion to the increase in the cost of living between December 1997 and December 2027; and (vi) the Company is required to make minimum capital expenditures at the Texas park during rolling five-year periods, based generally on 6% of such park's revenues. Cash flow from operations at the Texas park will be used to satisfy these requirements first, before any funds are required from
the Company. Six Flags purchased approximately    % of the LP units in the 1998
tender offer at an aggregate price of $         million. In connection with the
Subordinate Indemnity Agreement, the Company is transferring to Time Warner (who has guaranteed the Six Flags obligations under these arrangements) record title to certain entities that have purchased and will purchase LP Units and the Company will receive an assignment from Time Warner of all cash flow received on such LP Units and will otherwise control such entities, except in the event of a default by the Company of its obligations under these arrangements. After all such obligations have been satisfied, Time Warner is required to transfer to the Company such stock for a nominal consideration. In addition, the Company will issue preferred stock of the managing partner of the Texas Co-Venture Partnership to Time Warner which, in the event of such a default, would permit Time Warner to obtain control of such entity. See "Description of Six Flags Agreement."

    Six Flags has accounted for the park as a co-venture and included the revenues and expenses of the Texas Co-Venture Partnership (excluding partnership depreciation and interest expense associated with limited partnership debt) in its consolidated financial statements and deducted as expenses the net amounts distributed to the Texas Limited Partner. Under the previous partnership agreement for the Texas Co-Venture Partnership, net cash flow (as defined in the partnership agreement) is distributed 30% to the limited partner and 70% to the general partner. The 70%--30% split became effective after the limited partner received cumulative net cash flow distributions from the Texas Co-Venture Partnership subsequent to its formation equal to an aggregate amount of $110
million. In 1997, the park contributed $    million of Six Flags' EBITDA,
representing     % thereof.

    SIX FLAGS ST. LOUIS

    Six Flags St. Louis, the 33rd largest theme park in the United States with 1997 attendance of 1.7 million, is located in Eureka, Missouri, about 35 miles west of St. Louis, Missouri. The St. Louis market provides the park with a
permanent resident population of     million people within 50 miles and
million people within 100 miles. The St. Louis market is the number 21 DMA in
the United States. Based upon in-park surveys, approximately     % of the
visitors to the park in 1997 resided within a 50-mile radius of the park, and % resided within a 100-mile radius.

    The Company owns a site of approximately 499 acres used for the theme park operations. Six Flags St. Louis competes with Paramount's Kings Island, located near Cincinnati, Ohio, approximately 350 miles from the park; Cedar Point, located in Sandusky, Ohio, approximately 515 miles from the park; Silver Dollar City, located in Branson, Missouri, approximately 250 miles from the park, and Six Flags Great America, the Company's park located near Chicago, Illinois, approximately 320 miles from the park.

MARKETING AND PROMOTION

    The Company attracts visitors through national and local multi-media marketing and promotional programs for each of its parks. The national programs are designed to market and enhance the Six Flags brand name. Local programs are tailored to address the different characteristics of their respective markets and to maximize the impact of specific park attractions and product introductions. All marketing and promotional programs are updated or completely revamped each year to address new developments. Following the Six Flags Acquisition, marketing programs for the Six Flags Parks will be supervised by Premier's Vice President for Marketing, with the assistance of Premier's senior management and its national advertising agency.

    The Company also develops partnership relationships with well-known national and regional consumer goods companies and retailers to supplement its advertising efforts and to provide attendance incentives in the form of discounts and/or premiums.

    Group sales and pre-sold tickets provide the Company with a consistent and
stable base of attendance, representing approximately    % of aggregate
attendance in 1997. Each park has a group sales and pre-sold ticket manager and a well-trained sales staff dedicated to selling multiple group sales and pre-sold ticket programs through a variety of methods, including direct mail, telemarketing and personal sales calls.

    The Company has also developed effective programs for marketing season pass tickets. Season pass sales establish a solid attendance base in advance of the season, thus reducing exposure to inclement weather. Additionally, season pass holders often bring paying guests and generate "word-of-mouth" advertising for the parks. The increased in-park spending which results from season passes is not offset by incremental operating expenses, since such expenses are relatively
fixed during the operating season. During 1997,    % of visitors to the Six
Flags Parks utilized season passes.

    A significant portion of the Company's attendance is attributable to the sale of discount admission tickets. The Company offers discounts on season and multi-visit tickets, tickets for specific dates and tickets to affiliated groups such as businesses, schools and religious, fraternal and similar organizations. The increased in-park spending which results from such attendance is not offset by incremental operating expenses, since such expenses are relatively fixed during the operating season. In 1997, approximately

   % of patrons at the Six Flags Parks were admitted at a discount rate and, for
the year ended December 31, 1997, approximately    % of the Company's revenue
was attributable to in-park spending.

    The Company also implements promotional programs as a means of targeting specific market segments and geographic locations not reached through its group or retail sales efforts. The promotional programs utilize coupons, sweepstakes, reward incentives and rebates to attract additional visitors. These programs are implemented through direct mail, telemarketing, direct response media, sponsorship marketing and targeted multi-media programs. The special promotional offers are usually for a limited time and offer a reduced admission price or provide some additional incentive to purchase a ticket, such as combination tickets with a complementary location.

LICENSES

    Six Flags currently has, and pursuant to the License Agreement Premier will have upon consummation of the Six Flags Acquisition, the exclusive right for a term through 2053 to use Warner Bros. and DC Comics characters in theme parks throughout the United States and Canada (other than the Las Vegas metropolitan area). In particular, the License Agreement entitles Six Flags and Premier to use, subject to customary approval rights of Warner Bros., and in limited circumstances, approval rights of certain third parties, all animated cartoon and comic book characters that Warner Bros. and DC Comics have the right to license, including as of the date hereof, BATMAN, SUPERMAN, BUGS BUNNY, DAFFY DUCK, TWEETY BIRD and YOSEMITE SAM, and will include the right to sell merchandise using the characters. The license fee is fixed until 2005, and thereafter, the license fee will be subject to periodic scheduled increases and will be payable on a per-theme park basis. Six Flags is also a party to certain additional license agreements with Warner Bros. and Time Warner concerning, among others, HBO BACKLOT COMMISSARY and SPORTS ILLUSTRATED FESTIVAL. Warner Bros. has the right to terminate the License Agreement if any persons involved in the movie or television industries or party to a material judicial proceeding pending against Time Warner obtain control of Premier.

PARK OPERATIONS

    The Company currently operates in geographically diverse markets in the United States. After the Six Flags Acquisition, each of the Company's parks will be operated to the extent practicable as a separate operating division of the Company in order to maximize local marketing opportunities and to provide flexibility in meeting local needs. After the Six Flags Acquisition, each park will be managed by a general manager who will report to one of Premier's [three] Executive Vice Presidents (each of whom report to its Chief Operating Officer) and will be responsible for all operations and management of the individual park. Local advertising, ticket sales, community relations and hiring and training of personnel are the responsibility of individual park management in coordination with corporate support teams.

    Each of the Company's parks is managed by a full-time, on-site management team under the direction of the general manager. Each such management team includes senior personnel responsible for operations and maintenance, marketing and promotion, human resources and merchandising. Park management compensation structures will be designed to provide incentives (including stock options and cash bonuses) for individual park managers to execute Premier's strategy and to maximize revenues and operating cash flow at each park.

    The Company's parks are generally open daily from Memorial Day through Labor Day. In addition, most of the Company's parks are open during weekends prior to and following their daily seasons, primarily as a site for theme events (such as Fright Fest-Registered Trademark- and Holiday in the
Park-Registered Trademark-). Typically, the parks charge a basic daily admission price, which allows unlimited use of all rides and attractions, although in certain cases special rides and attractions require the payment of an additional fee.

CAPITAL IMPROVEMENTS

    The Company regularly makes capital investments in the development and implementation of new rides and attractions at its parks. In addition, the Company may at times rotate rides among its parks to provide fresh attractions. Premier believes that the introduction of new rides is an important factor in promoting each of the parks in order to promote market penetration and encourage longer visits, which lead to increased attendance and in-park spending. In addition, the Company utilizes theming and landscaping at its parks in order to provide a complete family oriented entertainment experience. Capital expenditures are planned on a seasonal basis with most expenditures made during the off-season. Expenditures for materials and services associated with maintaining assets, such as painting and inspecting rides are expensed as incurred and therefore are not included in capital expenditures.

    The Company's level of capital expenditures are directly related to the optimum mix of rides and attractions given park attendance and market penetration. These targeted expenditures are intended to support significant attendance at the parks and to provide an appropriate complement of entertainment value, depending on the size of a particular market. As an individual park begins to reach an appropriate attendance penetration for its market, management generally plans a new ride or attraction every three to four years in order to enhance the park's entertainment product. The Six Flags Parks generally enjoy significant market penetration. As such, the Company anticipates employing levels of capital expenditures necessary to sustain or incrementally improve current levels of attendance.

MAINTENANCE AND INSPECTION

    The Company's rides are inspected daily by maintenance personnel during the operating season. These inspections include safety checks, as well as regular maintenance and are made through both visual inspection of the ride and test operation. Senior management of Premier and the individual parks will evaluate the risk aspects of each park's operation. Potential risks to employees and staff as well as to the public are evaluated. Contingency plans for potential emergency situations have been developed for each facility. During the off-season, maintenance personnel examine the rides and repair, refurbish and rebuild them where necessary. This process includes x-raying and magnafluxing (a further examination for minute cracks and defects) steel portions of certain
rides at high-stress points. The Company has approximately       full-time
employees who devote substantially all of their time to maintaining the parks and their rides and attractions.

    In addition to the Company's maintenance and inspection procedures, Premier's liability insurance carrier performs an annual inspection of each park and all attractions and related maintenance procedures. The result of insurance inspections are written evaluation and inspection reports, as well as written suggestions on various aspects of park operations. State inspectors also conduct annual ride inspections before the beginning of each season. Other portions of each park are also subject to inspections by local fire marshals and health and building department officials. Furthermore, Premier uses Ellis & Associates as water safety consultants at its parks in order to train life guards and audit safety procedures.

EMPLOYEES

    The Company employs approximately       full-time employees and
approximately       seasonal employees during the operating season. In this
regard, the Company competes with other local employers for qualified student and other candidates on a season-by-season basis. As part of the seasonal employment program, the Company employs a significant number of teenagers, which subjects the Company to child labor laws. The Company is not subject to federal or certain applicable state minimum wage rates in respect of its seasonal employees. However, the recent increase in the federal or any applicable state minimum wage rate could result over time in increased compensation expense for the Company as it relates to these employees as a result of competitive factors.

    Approximately    % of the Company's full-time and approximately    % of its
seasonal employees are subject to labor agreements with local chapters of
national unions. These labor agreements expire in                (Six Flags Over
Georgia and Six Flags Over Texas), December 1999 (Six Flags Great Adventure), and January 2000 (Six Flags St. Louis). The Company has never experienced any work stoppages, and believes that it has a strong relationship with its employees and unions.

INSURANCE

    The Company maintains insurance of the type and in amounts that it believes are commercially reasonable and that are available to businesses in its industry. Six Flags maintains multi-layered general liability policies that provide for excess liability coverage of up to $175.0 million per occurrence. By virtue of self-insured retention limits ($500,000 per occurrence) and first dollar coverage by a captive insurance company, Six Flags or its wholly-owned insurance company subsidiary is required to pay the first $2 million of loss per occurrence. Six Flags' combined cost for insurance and for self-insured claims
for 1997 was $         million compared to $         million in 1996 and
$         million in 1995. The Company also maintains fire and extended coverage, workers' compensation, business interruption and other forms of insurance typical to businesses in its industry. The fire and extended coverage policies insure the Company's real and personal properties (other than land) against physical damage resulting from a variety of hazards. Following the Six Flags Acquisition, Premier may modify the insurance coverage applicable to the Six Flags Parks.

LEGAL PROCEEDINGS

    The nature of the industry in which the Company operates tends to expose it to claims by visitors for injuries. Historically, the great majority of these claims have been minor. While the Company believes that it is adequately insured against the claims currently pending against it and any potential liability, if the number of such events resulting in liability significantly increased, or if the Company becomes subject to damages that cannot by law be insured against, such as punitive damages, there may be a material adverse effect on its operations.

    On March 19, 1997, SFTP, and its wholly-owned subsidiary Six Flags Over Georgia, Inc. (collectively, the "Six Flags Parties") commenced a declaratory judgment action in the Superior Court of Gwinnett County, Georgia, entitled Six Flags Over Georgia, Inc. and Six Flags Theme Parks, Inc. v. Six Flags Fund, Ltd. and Avram Salkin, as Trustee of the Claims Trust. The Six Flags Parties sought, among other things, a declaration and determination of the rights and obligations of the partners of Six Flags Over Georgia, L.P., with respect to certain disputed partnership affairs and an accounting of all partnership affairs. On April 21, 1997, defendants Six Flags Fund, Ltd. and its affiliates (collectively, the "SFOG Fund Parties") filed a motion to dismiss the declaratory judgment action as well as an answer and counterclaim naming SFEC and Time Warner Entertainment Company, L.P. as additional counterclaim-defendants. The counterclaim seeks imposition of a constructive trust and an accounting, compensatory damages of in excess of $250 million and unspecified punitive damages for alleged breaches of fiduciary duty, conversion, fraud and conspiracy allegedly committed by the counterclaim-defendants in connection with the management of the Six Flags Over Georgia.

    On June 9, 1997, the parties entered into a Consent Order in which they agreed, among other things, to realign the parties. An Amended Complaint was then filed by the SFOG Fund Parties as the newly-aligned plaintiffs against the Six Flags Parties in which the same substantive claims were asserted. The Six Flags Parties filed their answer denying liability and asserting several affirmative defenses on July 24, 1997. The Six Flags Parties intend to vigorously contest the allegations of the complaint.

    The Sellers have agreed to indemnify Premier from any and all liabilities arising from these proceedings.

                       DESCRIPTION OF SIX FLAGS AGREEMENT

    GENERAL

    On February 9, 1998, the company presently named Premier Parks Inc., certain wholly-owned subsidiaries of Premier, SFEC and each of the Sellers entered into the Six Flags Agreement. The Six Flags Agreement provides for the Six Flags Acquisition, pursuant to which Premier will acquire, by merger, all of the capital stock of SFEC from the Sellers for an amount (such amount, the "Capital Stock Consideration") equal to (i) $965 million, adjusted as described below (the "Preliminary Base Amount"), MINUS (ii) the excess of the SFEC Option Consideration (as defined below) over $5 million. The Capital Stock Consideration will be payable in depositary shares representing interests in up to $200 million, but not less than $100 million, of the Seller Preferred Stock, with the balance payable in cash. The net proceeds of the Offerings will be used, in part, to fund the cash portion of the Capital Stock Consideration. Consummation of the Six Flags Acquisition is a condition to the Offerings.

    The Preliminary Base Amount will be adjusted as follows. If the actual tangible net worth of SFEC as of the end of its 1997 fiscal year exceeds
$          (the estimated tangible net worth of SFEC as of the end of its 1997 fiscal year), the Preliminary Base Amount will be increased by an amount equal to such excess. If, however, such actual tangible net worth is less than
$          , then the Preliminary Base Amount will be reduced accordingly.

    THE MERGERS

    Prior to the Six Flags Acquisition, and pursuant to the Premier Merger, the company presently named Premier Parks Inc. will merge with a wholly-owned subsidiary of Premier Parks Holdings Corporation in accordance with Section 251(g) of the Delaware General Corporation Law. As a result of the Premier Merger, holders of shares of Common Stock of Premier will become, on a share-for-share basis, holders of Common Stock of Premier Parks Holdings Corporation, and Premier will become a wholly-owned subsidiary of Premier Parks Holdings Corporation. On the effective date of the Premier Merger, Premier will change its name to Premier Parks Operations Inc., and Premier Parks Holdings Corporation will change its name to Premier Parks Inc.

    In addition to the share-for-share exchange, each option or similar right exercisable for capital stock of Premier Operations outstanding immediately prior to the Reorganization automatically will be converted into an option or similar right exercisable for a number of shares of the Common Stock equal to the number of shares of capital stock of Premier for which such option or similar right was exercisable immediately prior to the Premier Merger.

    Immediately following the closing of the Offerings, SFEC and a wholly-owned subsidiary of Premier will be merged pursuant to the Six Flags Acquisition, with SFEC continuing as the surviving corporation and as a wholly-owned subsidiary of Premier. Pursuant to the Six Flags Acquisition, (i) each share of capital stock of SFEC outstanding immediately prior to the Six Flags Acquisition, all of which are held by the Sellers, automatically will be converted into the right to receive a pro rata share of the Capital Stock Consideration based on the aggregate number of such shares (together with a cash payment in lieu of any fractional shares of Seller Preferred Stock to which the Sellers would have otherwise been entitled as part of the Capital Stock Consideration) and (ii) each option or similar right exercisable for capital stock of SFEC outstanding immediately prior to the Six Flags Acquisition automatically will be cancelled in exchange for a cash payment by SFEC (all such cash payments together, the "SFEC Option Consideration").

    CONDITIONS

    The Six Flags Agreement contains customary closing conditions of the parties. In addition, the Six Flags Acquisition is subject to the condition that Premier will raise equity capital in an amount at least equal to the difference between $900.0 million and the value of the Seller Preferred Stock issued to the Sellers pursuant to the Six Flags Acquisition.

    INDEMNIFICATION

    The Six Flags Agreement contains customary representations, warranties, covenants and other agreements of the parties. The Sellers have agreed to indemnify and hold harmless Premier against certain damages, claims and liabilities (and the cost and expenses related thereto) suffered by Premier in respect of (i) any breach of or inaccuracy in any representation or warranty contained in the Six Flags Agreement made by any Seller individually, or by the Sellers collectively, and (ii) any breach or violation of any covenant or agreement made by any Seller for itself or on behalf of SFEC or its subsidiaries contained in the Six Flags Agreement or any documents delivered at the closing thereunder.

    Generally, no party may make a claim for indemnification for breaches of representations and warranties and of covenants and other agreements as described in the immediately preceding paragraph after the date (the "Claims Termination Date") which is the earlier of (i) the 45th day following the date on which audited annual financial statements of the Registrant and its consolidated subsidiaries for the 1998 fiscal year are first made available to the Registrant and (ii) April 30, 1999.

    Premier may not make any claims for indemnification for breaches of any of the Sellers' representations and warranties until the aggregate amount of the damages suffered exceeds $5 million (the "Basket Amount"), whereupon the Sellers are obligated to pay in full all such amounts for indemnification, including the Basket Amount. The total maximum amount that the Sellers are required to pay for indemnification for breaches of the Sellers' representations and warranties under the Six Flags Agreement is $25 million. Upon consummation of the Six Flags Acquisition, Premier will deposit $25 million in cash into an escrow fund under a General Indemnity Escrow Agreement to be entered into by the Company with the Sellers and certain holders of options exercisable for capital stock of SFEC. A portion of such deposit will come from the Capital Stock Consideration payable to the Sellers, with the balance to come from the SFEC Option Consideration payable to the optionholders party to the General Indemnity Escrow Agreement. The escrow fund will be the sole source of payment for the Sellers' indemnification obligations to the Company for breaches of or inaccuracies in the Sellers' representations and warranties.

    In addition, the Sellers have agreed to indemnify and hold harmless Premier, pursuant to the Georgia Litigation Indemnity Agreement being entered into at the closing under the Six Flags Agreement, from any damages, claims and liabilities (and the costs and expenses related thereto) suffered in connection with the Georgia Litigation. See "Business--Legal Proceedings."

    AGREEMENTS RELATED TO THE SIX FLAGS AGREEMENT

    Certain ancillary agreements will be entered into pursuant to the Six Flags Agreement in connection with the Six Flags Acquisition. See
"Business--Licenses."

    In addition to the ancillary agreements to be entered into in connection with the Six Flags Acquisition that are described elsewhere herein, SFEC, certain of SFEC's subsidiaries (together with SFEC, the "SFEC Parties"), Time Warner, and Premier and a wholly-owned subsidiary of Premier (together, the "Premier Parties") will enter into the Subordinate Indemnity Agreement. The purpose of the Subordinate Indemnity Agreement is to have the SFEC Parties and the Premier Parties provide support for certain payment and performance obligations of Time Warner and SFEC Parties under the arrangements relating to the Co-Venture Partnerships, the SFEC Zero Coupon Senior Notes and certain other obligations. The obligations of Premier under the Subordinate Indemnity Agreement rank senior to its obligations, under the Guarantee.

                   DESCRIPTION OF OTHER COMPANY INDEBTEDNESS

SIX FLAGS CREDIT FACILITY

    Borrowings under the Six Flags Credit Facility, which will be entered into on or prior to the closing of the Six Flags Acquisition, will be secured by substantially all of the assets of SFTP and its subsidiaries, and guaranteed by such subsidiaries. The Six Flags Credit Facility will have an aggregate availability of $472 million consisting of (i) up to $100.0 million under a Revolving Credit Facility to be used to refinance existing outstanding Six Flags bank indebtedness and for working capital and other general corporate purposes; and (ii) up to $372.0 million under Facility B to be used to refinance existing outstanding Six Flags bank indebtedness and fund acquisitions and make capital improvements. The Company anticipates that Facility B will be fully funded in connection with the Six Flags Acquisition. Interest rates per annum under the Six Flags Credit Facility are equal to either (a) a base rate equal to the higher of the Federal Funds Rate plus 1/2% or the prime rate of Citibank, N.A., in each case, plus the Applicable Margin (as defined therein) or (b) the London Interbank Offered Rate plus the Applicable Margin. The Revolving Credit Facility will terminate five years from the closing of the Six Flags Acquisition. Borrowings under Facility B will mature on November 30, 2004. However, for Facility B, aggregate principal payments and reductions of $1.0 million will be required during each of the first, second, third and fourth years; aggregate principal payments of $25.0 million and $40.0 million are required in years five and six and $303.0 million in aggregate principal payments are required at maturity.

    The Six Flags Credit Facility will contain restrictive covenants that, among other things, limit the ability of SFTP and its subsidiaries to dispose of assets; incur additional indebtedness or liens; pay dividends; repurchase stock; make investments; engage in mergers or consolidations; and engage in certain transactions with subsidiaries and affiliates. In addition, the Six Flags Credit Facility will require SFTP to comply with certain specified financial ratios and tests, including ratios of total debt to EBITDA, interest expense to EBITDA, debt service to EBITDA and fixed charges to EBITDA.

    Defaults under the Six Flags Credit Facility will include (i) failure to repay principal when due; (ii) failure to pay interest within three days after due; (iii) default in the performance of certain obligations of SFTP's principal subsidiaries under the Revolving Credit Security Agreement or any Equipment Security Agreement (as defined thereunder); (iv) failure to comply with certain covenants, conditions or agreements under the credit agreement which, in certain cases, continues for 30 days; (v) default by SFTP or any of its principal subsidiaries in respect of any indebtedness above specified levels; (vi) certain events of bankruptcy; (vii) certain judgments against SFTP or any of its principal subsidiaries; (viii) the occurrence of a Change in Control (as defined thereunder); (ix) the assertion of certain Environmental Claims (as defined thereunder); and (x) under certain circumstances, the failure by Messrs. Burke and Story to serve as Chief Executive Officer and Chief Operating Officer of SFTP and the failure to replace them within a specified time period.

SFTP SENIOR SUBORDINATED NOTES

    The SFTP Senior Subordinated Notes are unsecured senior subordinated obligations of SFTP, in an aggregate principal amount of $285.0 million and will mature on June 15, 2005. The SFTP Senior Subordinated Notes accrete in value until June 15, 1998, at which time the accreted value will equal 100% of their principal amount. The SFTP Senior Subordinated Notes bear interest at the rate of 12 1/4% per annum, payable semiannually on June 15 and December 15 of each year, commencing December 15, 1998.

    The SFTP Senior Subordinated Notes are redeemable, at SFTP's option, in whole or in part, at any time on or after June 15, 2000 at specified redemption prices, together with accrued and unpaid interest, if any, to the date of redemption. Upon the occurrence of a Change of Control (as defined in the applicable Indenture), SFTP is required to make an offer to repurchase the SFTP Senior Subordinated Notes at a price equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of repurchase. The Six Flags Transactions constitute a Change of Control under the Indenture relating to the SFTP Senior Subordinated Notes, and Premier will be required to make an offer to purchase the SFTP Senior Subordinated Notes within 30 days of the closing of the Six Flags Transactions. Premier does not expect that it will be required to purchase any material amount of such Notes pursuant to such offer. See "Risk Factors--Risks Associated with Substantial Indebtedness."

    The Indenture pursuant to which the SFTP Senior Subordinated Notes were issued contains restrictive covenants that, among other things, limit the ability of SFTP and its subsidiaries to dispose of assets; incur additional indebtedness or liens; pay dividends; engage in mergers or consolidations; and engage in certain transactions with subsidiaries and affiliates.

    Defaults under this Indenture include (i) failure to pay interest on the SFTP Senior Subordinated Notes within 30 days after such payments are due; (ii) failure to repay principal when due at its maturity date, upon optional redemption, upon required repurchase, upon acceleration or otherwise; (iii) failure to comply for 30 days after notice with SFTP's repurchase obligations upon the occurrence of a Change of Control and failure to comply for 60 days after notice with the other covenants contained in the Indenture; (iv) the default by SFTP or any Significant Subsidiary (as defined in the applicable Indenture) in respect of any indebtedness above specified levels; (v) certain events of bankruptcy; (vi) certain judgments against SFTP or any Significant Subsidiary; (vii) any Note Guarantee (as defined in the applicable Indenture) ceasing to be in full force and effect (except as contemplated by the terms thereof); and (viii) the denial or disaffirmation by any Note Guarantor of its obligations under the applicable Indenture or any Note Guarantee, which continues for 10 days.

SFEC ZERO COUPON SENIOR NOTES

    The SFEC Zero Coupon Senior Notes are senior unsecured obligations of SFEC, in an aggregate principal amount of $192.25 million and will mature on December 15, 1999. The SFEC Zero Coupon Senior Notes accrete in value until December 15, 1999, at which time the accreted value will equal 100% of their principal amount. There are no periodic payments on the SFEC Zero Coupon Senior Notes. One of the Sellers has effectively guaranteed the SFEC Zero Coupon Senior Notes, and the Company has indemnified that Seller in respect of its guarantee. The Company will use the proceeds of the Offering, together with other funds, to provide for the payment, at or prior to maturity of the SFEC Zero Coupon Senior Notes. Until so used, such proceeds (or U.S. government obligations purchased from such proceeds) will be deposited in escrow.

    The SFEC Zero Coupon Senior Notes may not be redeemed prior to maturity.

    From and after the consummation of the Six Flags Transaction, the restrictive covenants contained in the indenture pursuant to which the SFEC Zero Coupon Senior Notes were issued will generally not be applicable to SFEC or its subsidiaries.

    Defaults under this indenture include (i) the failure by SFEC or Time Warner to comply for 30 days after written notice with any covenant in the applicable Indenture; (ii) failure to pay, when due, upon final maturity or upon acceleration, the principal amount of any indebtedness of SFEC or any of its subsidiaries in excess of $5.0 million, or any indebtedness of Time Warner or any of its Material Subsidiaries (as defined in the applicable indenture) in excess of $50 million, if such indebtedness is not discharged within 60 days after written notice; (iii) certain events of bankruptcy of SFEC or Seller; and
(iv) failure to pay the principal amount of any SFEC Zero Coupon Senior Note at its maturity date. Accordingly, after the Six Flags Acquisition, such a default by Time Warner could result in the acceleration of the maturity of the SFEC Zero Coupon Senior Notes.

                              DESCRIPTION OF NOTES

GENERAL

    The Notes will be issued pursuant to an Indenture (the "Indenture") between
the Company and       , as trustee (the "Trustee"). The terms of the Notes
include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Notes are subject to all such terms and Holders of Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of the material provisions of the Indenture and the Pledge and Escrow Agreement does not purport to be complete and is qualified in its entirety by reference to the Indenture and the Pledge and Escrow Agreement, including the definitions therein of certain terms used below. The proposed forms of the Indenture and Pledge and Escrow Agreement have been filed as exhibits to the Registration Statement of which this Prospectus is a part and copies of the proposed forms of the Indenture and Pledge and Escrow Agreement are available as set forth below under "--Additional Information." The definitions of certain terms used in the following summary are set forth below under "--Certain Definitions." For purposes of this summary, the term "Company" refers only to Six Flags Entertainment Corporation and not to any of its Subsidiaries and the term "Premier" refers only to Premier Parks Inc. and not to any of its Subsidiaries.

    The Notes will be general unsecured obligations of the Company and will rank PARI PASSU in right of payment with all future unsecured senior indebtedness of the Company. However, the operations of the Company are conducted through its Subsidiaries and, therefore, the Company is dependent upon the cash flow of its Subsidiaries to meet its obligations, including its obligations under the Notes. The Company's Subsidiaries will not be guarantors of the Notes. As a result, the Notes will be effectively subordinated to all Indebtedness and other liabilities and commitments (including trade payables) of the Company's Subsidiaries. Any right of the Company to receive assets of any of its Subsidiaries upon the latter's liquidation or reorganization (and the consequent right of the Holders of the Notes to participate in those assets) will be effectively subordinated to the claims of that Subsidiary's creditors, except to the extent that the Company is itself recognized as a creditor of such Subsidiary, in which case the claims of the Company would still be subordinate to any security in the assets of such Subsidiary and any indebtedness of such Subsidiary senior to that held by the Company. On a pro forma basis, as of December 31, 1997, the Company's
Subsidiaries would have had approximately $         million of Indebtedness
(including the SFTP Senior Subordinated Notes and borrowings under the Six Flags
Credit Facility) and $         million of trade payables and other liabilities
outstanding. See "Risk Factors--Holding Company Structure; Limitations on Access to Cash Flow of Subsidiaries."

    As of the date of the Indenture, all of the Company's Subsidiaries will be Restricted Subsidiaries. However, under certain circumstances, the Company will be able to designate current or future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to many of the restrictive covenants set forth in the Indenture.

ESCROW OF PROCEEDS

    Certain of the Company's obligations under the Notes will be secured pending disbursement pursuant to the Pledge and Escrow Agreement by a pledge of the
Escrow Account. Approximately $      million will remain in the Escrow Account
and be used to effectively defease the SFEC Zero Coupon Senior Notes within days of original issuance of the Notes and, prior to such defeasance, to purchase a portfolio of Government Securities that will be pledged as security for payments under the Notes.

    The Pledge and Escrow Agreement will provide for the grant by the Company to the Trustee of a security interest in the Escrow Account for the benefit of the Holders of the Notes. All such security interests will secure the payment and performance when due of the Obligations of the Company under the Indenture and under such Notes, as provided in the Pledge and Escrow Agreement. The ability of holders to realize upon such funds or securities may be subject to certain bankruptcy law limitations in the event of a bankruptcy of the Company.

    Pending such defeasance, all funds contained in the Escrow Account will be invested in Government Securities. Upon the acceleration of the maturity of the Notes or the failure to pay principal at maturity or upon certain redemptions and repurchases of the Notes, the Pledge and Escrow Agreement will provide for the foreclosure by the Trustee upon the net proceeds of the Escrow Account. Under the terms of the Indenture, the proceeds of the Escrow Account shall be applied, first, to amounts owing to the Trustee in respect of fees and expenses of the Trustee and second, to the Obligations under the Notes and the Indenture.

    In the event of the Company's bankruptcy, the Company, as debtor in possession under Chapter 11 of the Bankruptcy Code, would be entitled to petition the United States Bankruptcy Court having jurisdiction over its case for permission, under Section 363 of the Bankruptcy Code, to use the proceeds of the Escrow Account to fund its operations during the pendency of the reorganization proceedings. Permission for such use is likely to be granted so long as the interests of the Trustee, for the benefit of the Holders of Notes and itself as Trustee, are "adequately protected." A secured creditor's interest in cash collateral to be used by a debtor in possession may be "adequately protected" by, among other means, the granting of liens on substitute collateral which may be substantially less liquid than Government Securities.

PRINCIPAL AND MATURITY OF AND INTEREST ON THE NOTES

    The Notes will be limited in aggregate principal amount to $170.0 million
and will mature on       , 2008. Interest on the Notes will accrue at the rate
of    % per annum and will be payable semi-annually in arrears on       and
      of each year, to Holders of record on the immediately preceding       and
      . Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Principal, premium, if any, and interest on the Notes will be payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders of Notes; PROVIDED that all payments of principal, premium and interest with respect to Notes the Holders of which have given wire transfer instructions to the Company will be required to be made by wire transfer of immediately available funds to the accounts specified by the Holders thereof. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee maintained for such purpose. The Notes will be issued in denominations of $1,000 and integral multiples thereof.

OPTIONAL REDEMPTION

    The Notes will not be redeemable at the Company's option prior to       ,
2003. Thereafter, the Notes will be subject to redemption at any time at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon to the applicable redemption date, if redeemed during the twelve-month period beginning
on       of the years indicated below:

YEAR                                                                      PERCENTAGE
------------------------------------------------------------------------  -----------
2003....................................................................            %
2004....................................................................
2005....................................................................
2006 and thereafter.....................................................      100.00%

    Notwithstanding the foregoing, during the first 36 months after the date of original issuance of the Notes, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of Notes originally issued
under the Indenture at a redemption price of    % of the principal amount
thereof on the redemption date with the net cash proceeds of one or more Public Equity Offerings by (i) the Company or (ii) Premier to the extent the net cash proceeds thereof are contributed to the

Company as a capital contribution to the common equity of the Company and/or the net cash proceeds of a Strategic Equity Investment in (i) the Company or (ii) Premier to the extent the net cash proceeds thereof are contributed to the Company as a capital contribution to the common equity of the Company; PROVIDED that in each case at least 65% of the aggregate principal amount of Notes originally issued remains outstanding immediately after the occurrence of each such redemption (excluding Notes held by the Company and its Subsidiaries); and PROVIDED, FURTHER, that any such redemption shall occur within 45 days of the date of the closing of each such Public Equity Offering and/or Strategic Equity Investment.

SELECTION AND NOTICE

    If less than all of the Notes are to be redeemed at any time, selection of such Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided that no Notes of $1,000 or less shall be redeemed in part.

    Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. Notices of redemption may not be conditional. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

MANDATORY REDEMPTION

    Except as set forth below under the caption "--Repurchase at the Option Holders," the Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

REPURCHASE AT THE OPTION OF HOLDERS

    CHANGE OF CONTROL

    Upon the occurrence of a Change of Control, the Company will be obligated to make an offer (the "Change of Control Offer") to each Holder of Notes to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such Holder's Notes at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of purchase. Within ten days following any Change of Control, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes as a result of a Change of Control.

    On the Change of Control Payment Date, the Company will, to the extent lawful, (1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered and (3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company. The Paying Agent will promptly mail to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; PROVIDED that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

    The Indenture will provide that the Company will fix the Change of Control Payment Date no earlier than 30 days and no later than 60 days after the Change of Control Offer is mailed as set forth above. Prior to complying with the provisions of the preceding sentence, but in any event within 90 days following a Change of Control, the Company will either repay all outstanding Indebtedness of its Subsidiaries or obtain the requisite consents, if any, under all agreements governing all such outstanding Indebtedness of its Subsidiaries to permit the repurchase of Notes required by this covenant. Under the terms of the indenture governing the SFTP Senior Subordinated Notes and the Six Flags Credit Facility, the payment of dividends by SFTP are subject to certain specified financial tests which will significantly restrict its ability to pay dividends or make other distributions. If the Company does not obtain the consent of the lenders under agreements governing outstanding Indebtedness of its Subsidiaries, including under the Six Flags Credit Facility and the indenture governing the SFTP Senior Subordinated Notes, to permit the repurchase of Notes or does not refinance such Indebtedness, the Company will likely not have the financial resources to purchase Notes and the Company's Subsidiaries will be restricted by the terms of such Indebtedness from paying dividends to the Company or otherwise lending funds to the Company for the purpose of such purchase. In any event, there can be no assurance that the Company's Subsidiaries will have the resources available to pay any such dividend or make any such distribution. The Company's failure to make a Change of Control Offer when required or to purchase tendered Notes when tendered would constitute an Event of Default under the Indenture. See "Risk Factors--Holding Company Structure; Limitations on Access to Cash Flow of Subsidiaries" and "--Risks Associated with a Change of Control."

    The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

    The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

    The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of the Company and its Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Notes to require the Company to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

    ASSET SALES

    The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless (i) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value (evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee) of the assets or Equity Interests issued or sold or otherwise disposed of and (ii) at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of cash; PROVIDED that the amount of (x) any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet), of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any guarantee thereof) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability and (y) any securities, notes or other obligations received by the Company or such Restricted Subsidiary from such transferee that are contemporaneously (subject to ordinary settlement periods) converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received), shall be deemed to be cash for purposes of this provision.

    Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company or the applicable Restricted Subsidiary may apply such Net Proceeds
(a) to repay Indebtedness of a Restricted Subsidiary of the Company (and to correspondingly reduce commitments with respect thereto in the case of revolving credit borrowings) or (b) to the acquisition of all or substantially all of the assets of, or a majority of the Voting Stock of, another Permitted Business, (c) to the making of a capital expenditure or (d) to the acquisition of other long-term assets that are used or useful in a Permitted Business. Pending the final application of any such Net Proceeds, the Company or such Restricted Subsidiary may temporarily reduce revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute "Excess
Proceeds." When the aggregate amount of Excess Proceeds exceeds $    million,
the Company will be required to make an offer to all Holders of Notes and all holders of other PARI PASSU Indebtedness containing provisions similar to those set forth in the Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets (an "Asset Sale Offer") to purchase the maximum principal amount of Notes and such other PARI PASSU Indebtedness that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of purchase, in accordance with the procedures set forth in the Indenture and such other Indebtedness. To the extent that any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use such Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes and such other Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and such other Indebtedness to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero.

    The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to an Asset Sale Offer.

    Under the terms of the indenture governing the SFTP Senior Subordinated Notes and the Six Flags Credit Facility, the payment of dividends by SFTP are subject to certain specified financial tests which will significantly restrict its ability to pay dividends or make other distributions. If the Company does not obtain the consent of the lenders under agreements governing outstanding Indebtedness of its Subsidiaries, including under the Six Flags Credit Facility and the indenture governing the SFTP Senior Subordinated Notes, to permit the repurchase of Notes or does not refinance such Indebtedness, the Company will likely not have the financial resources to purchase Notes and the Company's Subsidiaries will be restricted by the terms of such Indebtedness from paying dividends to the Company or otherwise lending funds to the Company for the purpose of such purchase. In any event, there can be no assurance that the Company's Subsidiaries will have the resources available to pay any such dividend or make any such distribution. The Company's failure to make an Asset Sale Offer when required or to purchase tendered Notes when tendered would constitute an Event of Default under the Indenture. See "Risk Factors--Risks Associated with Substantial Indebtedness" and "--Holding Company Structure; Limitations on Access to Cash Flow of Subsidiaries."

CERTAIN COVENANTS

    RESTRICTED PAYMENTS

    The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any other payment or distribution on account of any Equity Interests of the Company (including, without limitation, any payment in connection with any merger or consolidation involving the Company) or to the direct or indirect holders of any Equity Interests of the Company in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company); (ii) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company; (iii) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Company that is subordinated to the Notes, except a payment of interest or principal at Stated Maturity; or (iv) make any Restricted Investment (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment:

        (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

        (b) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt to Cash Flow test set forth in the first paragraph of the covenant described below under caption "-- Incurrence of Indebtedness and Issuance of Preferred Stock;" and

        (c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments declared or made after the date of the Indenture (excluding Restricted Payments permitted by clauses (ii) and (iii) of the next succeeding paragraph) shall not exceed, at the date of determination, the sum, without duplication, of (i) an amount equal to the Company's Consolidated Cash Flow for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the Indenture to the end of the Company's most recently ended full fiscal quarter for which internal financial statements are available (the "Basket
    Period") LESS the product of     times the Company's Consolidated Interest
    Expense for the Basket Period, PLUS (ii) 100% of the aggregate net cash proceeds received by the Company after the date of the Indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Company (other than Disqualified Stock) or from the issue or sale after the date of the Indenture of Disqualified Stock or debt securities of the Company that have been converted into such Equity Interests (other than Equity Interests (or Disqualified Stock or convertible debt securities) sold to a Subsidiary of the Company and other than in, or with the proceeds of, the Offerings), PLUS (iii) to the extent that any Restricted Investment that was made after the date of the Indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (A) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (B) the initial amount of such Restricted Investment, PLUS (iv) to the extent that any Unrestricted Subsidiary is redesignated as a Restricted Subsidiary after the date of the Indenture, the fair market value of the Issuer's Investment in such Subsidiary as of the date of such redesignation.

    The foregoing provisions will not prohibit:

        (i) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture;

        (ii) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness or Equity Interests of the Company in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, Equity Interests of the Company (other than Disqualified Stock); PROVIDED that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (c)(ii) of the preceding paragraph;

        (iii) the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

        (iv) so long as no Event of Default or Default shall have occurred and be continuing (or would result therefrom), (a) the purchase, redemption, retirement or other acquisition by the Company or any Restricted Subsidiary of the Company of limited partnership interests held by the limited partners in the Co-Venture Partnerships, or their successors, in accordance with and in the manner required by the terms of the Partnership Park Agreements as the same are in effect on the date of the Indenture and (b) dividends or other distributions to Premier to enable Premier to purchase, redeem, retire or otherwise acquire limited partnership interests held by the limited partners in the Co-Venture Partnerships, or their successors, in accordance with and in the manner required by the terms of the Partnership Park Agreements as the same are in effect on the date of the Indenture;

        (v) so long as no Event of Default or Default shall have occurred and be continuing (or would result therefrom), any transactions pursuant to and payments in connection with, and, in each case, in accordance with, the terms of the Partnership Park Agreements as the same are in effect on the date of the Indenture;

        (vi) so long as no Event of Default or Default shall have occurred and be continuing (or would result therefrom), the payment of dividends or other distributions to Premier to enable Premier to pay dividends on the Seller Preferred Stock in accordance with the terms thereof as in effect on the date of the Indenture; and

        (vii) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company from employees, former employees, directors or former directors of the Company or any of its Restricted Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors); PROVIDED, HOWEVER, that the
    aggregate amount of such repurchases shall not exceed $   million in any
    twelve-month period.

    The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if such designation would not cause a Default; PROVIDED that in no event shall the business currently operated by SFTP be transferred to or held by an Unrestricted Subsidiary. For purposes of making such determination, all outstanding Investments held by the Company and its Restricted Subsidiaries (except to the extent repaid in cash) in the Subsidiary so designated will be deemed to be Restricted Payments at the time of such designation and will reduce the amount available for Restricted Payments under the first paragraph of this covenant. All such outstanding Investments will be deemed to constitute Investments in an amount equal to the fair market value of such Investments at the time of such designation. Such designation will only be permitted if such Restricted Payment would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

    The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any non-cash Restricted Payment shall be determined by the Board of Directors of the Company whose resolution with respect thereto shall be delivered to the Trustee, such determination to be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if such
fair market value exceeds $    million. Not later than the date of making any
Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant "Restricted

Payments" were computed, together with a copy of any fairness opinion or appraisal required by the Indenture.

    INCURRENCE OF INDEBTEDNESS AND ISSUANCE OF PREFERRED STOCK

    The Indenture will provide that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt) and that the Company will not issue any Disqualified Stock and will not permit any of its Subsidiaries to issue any shares of preferred stock; PROVIDED, HOWEVER, that the Company may incur Indebtedness (including Acquired Debt) or issue shares of Disqualified Stock if the Company's Debt to Cash Flow Ratio at the time of incurrence of such Indebtedness or the issuance of such Disqualified Stock or such preferred stock, as the case may be, after giving pro forma effect to such incurrence or issuance as of such date and to the use of the proceeds therefrom as if the same had occurred at the beginning of the most recently ended four full fiscal quarter period of the Company for which internal financial statements are available,
would have been no greater than (a)       to 1, if such incurrence or issuance
is on or prior to       ,     , and (b)       to 1, if such incurrence or
issuance is after       ,     .

    The Indenture will also provide that the Company will not incur any Indebtedness that is contractually subordinated in right of payment to any other Indebtedness of the Company unless such Indebtedness is also contractually subordinated in right of payment to the Notes on substantially identical terms; PROVIDED, HOWEVER, that no Indebtedness of the Company shall be deemed to be contractually subordinated in right of payment to any other Indebtedness of the Company solely by virtue of being unsecured.

    The provisions of the first paragraph of this covenant will not apply to the incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt"):

        (i) the incurrence by the Company and its Restricted Subsidiaries of term Indebtedness under Credit Facilities; PROVIDED that the aggregate principal amount of all term Indebtedness outstanding under all Credit Facilities after giving effect to such incurrence does not exceed an amount
    equal to $         million LESS the aggregate amount of all mandatory or
    scheduled repayments by the Company or any of its Restricted Subsidiaries of the principal of any term Indebtedness under a Credit Facility (other than repayments that are immediately reborrowed) that have been made since the date of the Indenture;

        (ii) the incurrence by the Company and its Restricted Subsidiaries of revolving credit Indebtedness and letters of credit pursuant to Credit Facilities; PROVIDED that the aggregate principal amount of all revolving credit Indebtedness and letters of credit (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries thereunder) outstanding under all Credit Facilities of the Company and its Restricted Subsidiaries after
    giving effect to such incurrence does not exceed $         million LESS the
    aggregate amount of all commitment reductions by the Company or any of its Restricted Subsidiaries with respect to revolving credit borrowings that have been made since the date of the Indenture as a result of the application of Net Proceeds of Asset Sales pursuant to the covenant described above under the caption "--Repurchase at the Option of Holders Asset Sales" and, PROVIDED FURTHER, that the aggregate principal amount of all Indebtedness incurred pursuant to this clause (ii) is reduced to an outstanding balance of $1.0 million or less for at least 30 consecutive days in each fiscal year;

        (iii) the incurrence by the Company and its Restricted Subsidiaries of the Existing Indebtedness;

        (iv) the incurrence by the Company of Indebtedness represented by the Notes;

        (v) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of the Company or such

    Restricted Subsidiary, in an aggregate principal amount not to exceed
    $         million at any time outstanding;

        (vi) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness and Indebtedness incurred pursuant to clauses (i) and (ii) above) that was permitted by the Indenture to be incurred;

        (vii) the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; PROVIDED, HOWEVER, that (i) if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes and (ii)(A) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary thereof and (B) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary thereof shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (vii);

        (viii) the incurrence by the Company or any of its Restricted Subsidiaries of (a) Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of the Indenture to be incurred and (b) Currency Agreements that do not increase the Indebtedness of the Company and its Restricted Subsidiaries outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder;

        (ix) Indebtedness in respect of performance bonds, letters of credits, surety or appeal bonds, prior to any drawing thereunder, for or in connection with pledges, deposits or payments made or given in the ordinary course of business;

        (x) the guarantee by the Company or any of its Restricted Subsidiaries of Indebtedness of the Company or a Restricted Subsidiary of the Company that was permitted to be incurred by another provision of this covenant (including, without limiting the generality of the forgoing, the guarantee by any Restricted Subsidiary of the Company of Existing Indebtedness);

        (xi) the incurrence by the Company's Unrestricted Subsidiaries of Non-Recourse Debt, PROVIDED, HOWEVER, that if any such Indebtedness ceases to be Non-Recourse Debt of an Unrestricted Subsidiary, such event shall be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary of the Company that was not permitted by this clause (xi); and

        (xii) the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (xii), not to exceed
    $         million.

    For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (i) through (xii) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company shall, in its sole discretion, classify such item of Indebtedness in any manner that complies with this covenant and such item of Indebtedness will be treated as having been incurred pursuant to only one of such clauses or pursuant to the first paragraph hereof. Accrual of interest, accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on preferred stock in the form of additional shares of the same class of preferred stock will not be deemed to be an incurrence of Indebtedness or an issuance of preferred stock for purposes of this covenant; PROVIDED, in each such case, that the amount thereof is included in Consolidated Indebtedness of the Company as accrued.

    SALE AND LEASEBACK TRANSACTIONS

    The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; PROVIDED that the Company or a Restricted Subsidiary of the Company may enter into a sale and leaseback transaction if (i) the Company could have
(a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction pursuant to the Debt to Cash Flow test set forth in the first paragraph of the covenant described above under the caption "--Incurrence of Additional Indebtedness and Issuance of Preferred Stock" and (b) incurred a Lien to secure such Indebtedness pursuant to the covenant described below under the caption "--Liens," (ii) the gross cash proceeds of such sale and leaseback transaction are at least equal to the fair market value (as determined in good faith by the Board of Directors and set forth in an Officers' Certificate delivered to the Trustee) of the property that is the subject of such sale and leaseback transaction and (iii) the transfer of assets in such sale and leaseback transaction is permitted by, and the Company or such Restricted Subsidiary applies the proceeds of such transaction in compliance with, the covenant described above under the caption "--Asset Sales."

    LIENS

    The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien securing trade payables, Attributable Debt or Indebtedness on any asset now owned or hereafter acquired, except Permitted Liens.

    DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING SUBSIDIARIES

    The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to (i)(a) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (b) pay any indebtedness owed to the Company or any of its Restricted Subsidiaries, (ii) make loans or advances to the Company or any of its Restricted Subsidiaries or (iii) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries. However, the foregoing restrictions will not apply to encumbrances or restrictions existing under or by reason of (a) Existing Indebtedness as in effect on the date of the Indenture, (b) the Partnership Parks Agreements as such are in effect on the date of the Indenture, (c) the Six Flags Credit Facility as in effect as of the date of the Indenture, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof, PROVIDED that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in the Six Flags Credit Facility as in effect on the date of the Indenture, (d) the Indenture and the Notes, (e) applicable law, (f) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, PROVIDED that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred, (g) customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices, (h) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (iii) above on the property so acquired, (i) any agreement for the sale of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale, (j) secured Indebtedness otherwise permitted to be incurred pursuant to the provisions of the covenant described above under the caption "--Liens" that limits the right of the debtor to dispose of the assets securing such Indebtedness, (k) provisions with respect to the disposition or distribution of assets or property in joint venture agreements and other similar agreements entered into in the ordinary course of business and (l) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

    MERGER, CONSOLIDATION, OR SALE OF ASSETS

    The Indenture will provide that the Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another corporation, Person or entity unless (i) the Company is the surviving corporation or the entity or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (ii) the entity or Person formed by or surviving any such consolidation or merger (if other than the Company) or the entity or Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Notes, the Indenture and the Pledge and Escrow Agreement pursuant to a supplemental Indenture in form reasonably satisfactory to the Trustee; (iii) immediately after such transaction no Default or Event of Default exists; and (iv) except in the case of a merger of the Company with or into a Wholly Owned Restricted Subsidiary of the Company, the Company or the entity or Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (A) will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction and (B) will, both at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt to Cash Flow test set forth in the first paragraph of the covenant described above under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock."

    TRANSACTIONS WITH AFFILIATES

    The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless (i) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person and (ii) the Company delivers to the Trustee
(a) with respect to any Affiliate Transaction or series of related Affiliate
Transactions involving aggregate consideration in excess of $   million, a
resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (i) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors and (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving
aggregate consideration in excess of $    million, an opinion as to the fairness
to the Holders of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing. Notwithstanding the foregoing, the following items shall not be deemed to be Affiliate Transactions: (i) any employment agreement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business, or any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment or indemnification arrangements, stock options and stock ownership plans approved by the Board of Directors, or the grant of stock options or similar rights to employees and directors of the Company pursuant to plans approved by the Board of Directors, (ii) transactions between or among the Company and/or its Restricted Subsidiaries, (iii) payment of reasonable directors fees to Persons who are not otherwise employees of the Company or its Restricted Subsidiaries, (iv) loans or advances to employees in the ordinary course of business, (v) Restricted Payments that are permitted by the provisions of the Indenture described above under the caption "--Restricted Payments," (vi) transactions pursuant to, and in accordance with, the terms of the Subordinate Indemnity Agreement as the same is in effect as of the date of the Indenture, (vii) transactions pursuant to, and in accordance with, the terms of the Shared Services Agreement as the same is in effect as of the date of the Indenture, (viii) transactions pursuant to, and in accordance with, the terms of the Tax Sharing Agreement as the same is in effect as of the date of the Indenture and (ix) transactions pursuant to and payments in connection with, and, in each case, in accordance with, the terms of the Partnership Park Agreements as the same are in effect on the date of the Indenture.

    LIMITATION ON ISSUANCES AND SALES OF EQUITY INTERESTS IN RESTRICTED
     SUBSIDIARIES

    The Indenture will provide that the Company (i) will not, and will not permit any Restricted Subsidiary of the Company to, transfer, convey, sell, lease or otherwise dispose of any Equity Interests in any Restricted Subsidiary of the Company to any Person (other than the Company or a Restricted Subsidiary of the Company), unless (a)(1) such transfer, conveyance, sale, lease or other disposition is of all the Equity Interests in such Restricted Subsidiary or (2) after giving effect thereto, such Restricted Subsidiary will still constitute a Restricted Subsidiary and (b) the cash Net Proceeds from such transfer, conveyance, sale, lease or other disposition are applied in accordance with the covenant described above under the caption "--Repurchase at the Option of Holders--Asset Sales," and (ii) will not permit any Restricted Subsidiary of the Company to issue any of its Equity Interests (other than, if necessary, shares of its Capital Stock constituting directors' qualifying shares) to any Person other than to the Company or a Wholly Owned Restricted Subsidiary of the Company.

    BUSINESS ACTIVITIES

    The Indenture will provide that the Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Company and its Restricted Subsidiaries taken as a whole.

    PAYMENTS FOR CONSENT

    The Indenture will provide that neither the Company nor any of its Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

    REPORTS

    The Indenture will provide that, whether or not required by the rules and regulations of the Securities and Exchange Commission (the "Commission"), so long as any Notes are outstanding, the Company will furnish to the Holders of Notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes the financial condition and results of operations of the Company and its consolidated Subsidiaries (showing in reasonable detail, either on the face of the financial statements or in the footnotes thereto and in Management's Discussion and Analysis of Financial Condition and Results of Operations, the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company) and, with respect to the annual information only, a report thereon by the Company's certified independent accountants and (ii) all current reports that would be required to be filed with the Commis-sion on Form 8-K if the Company were required to file such reports, in each case within the time periods specified in the Commission's rules and regulations. In addition, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability within the time periods specified in the Commission's rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request.

EVENTS OF DEFAULT AND REMEDIES

    The Indenture will provide that each of the following constitutes an Event of Default with respect to the Notes: (i) default for 30 days in the payment when due of interest on the Notes; (ii) default in payment when due of the principal of or premium, if any, on the Notes; (iii) failure by the Company to comply for 30 days with the provisions described under the captions "--Escrow of Proceeds," "--Repurchase at the Option of Holders" and "--Certain Covenants" (in each case, other than a failure to purchase Notes); (iv) failure by the Company for 60 days after notice to comply with any of the Company's other agreements in the Indenture, the Pledge and Escrow Agreement or the Notes; (v) the failure by the Company or any Restricted Subsidiary to pay Indebtedness within any applicable grace period after final maturity or the acceleration of any Indebtedness by the holders thereof because of a default and the total amount of
such Indebtedness unpaid or accelerated exceeds $   million; (vi) failure by the
Company or any of its Restricted Subsidiaries to pay final judgments aggregating
in excess of $    million, which judgments are not paid, discharged or stayed for a period of 60 days; and (vii) certain events of bankruptcy or insolvency with respect to the Company, any Restricted Subsidiary that constitutes a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

    If any Event of Default occurs and is continuing, either Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Restricted Subsidiary of the Company that constitutes a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

    In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes. If an Event of Default occurs prior to
      , 2003 by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding the prohibition on
redemption of the Notes prior to       , 2003, then the premium specified in the
Indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the Notes.

    The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes of such series waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Notes.

    The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

    No director, officer, employee, incorporator or stockholder of the Company, as such, shall have any liability for any obligations of the Company under the Notes, the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

    The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes ("Legal Defeasance"), except for (i) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due from the trust referred to below, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

    In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to such Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal

Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (vi) the Company must have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (vii) the Company must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and (viii) the Company must deliver to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

TRANSFER AND EXCHANGE

    A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

    The registered Holder of a Note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

    Except as provided in the next two succeeding paragraphs, the Indenture the Notes or the Pledge and Escrow Agreement may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for such Notes), and any existing default or compliance with any provision of the Indenture, the Notes or the Pledge and Escrow Agreement may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

    Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder): (i) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption "--Repurchase at the Option of Holders"), (iii) reduce the rate of or change the time for payment of interest on any Note, (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount thereof and a waiver of the payment default that resulted from such acceleration), (v) make any Note payable in money other than that stated in the Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of or premium, if any, or interest on the Notes, (vii) waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the caption "-- Repurchase at the Option of Holders"), or (viii) make any change in the foregoing amendment and waiver provisions. In addition, any amendments to the Pledge and Escrow Agreement or the provisions of the Indenture governing the Pledge and Escrow Agreement will require the consent of the Holders of at least 75% in aggregate principal amount of Notes then outstanding if such amendment would adversely affect the rights of Holders of Notes.

    Notwithstanding the foregoing, without the consent of any Holder of Notes, the Company and the Trustee may amend or supplement the Indenture, the Notes or the Pledge and Escrow Agreement to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company's obligations to Holders of Notes in the case of a merger or consolidation or sale of all or substantially all of the Company's assets, to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under the Indenture of any such Holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

CONCERNING THE TRUSTEE

    The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

    The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will not be under an obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

ADDITIONAL INFORMATION

    Anyone who receives this Prospectus may obtain a copy of the Indenture without charge by writing to Six Flags Entertainment Corporation, 11501 Northeast Expressway, Oklahoma City, Oklahoma 73131, Attention: Chief Financial Officer.

BOOK-ENTRY, DELIVERY AND FORM

    Except as set forth in the next paragraph, the Notes to be resold as set forth herein will initially be issued in the form of one or more Global Notes (the "Global Notes"). The Global Notes will be deposited on the date of the closing of the sale of the Notes offered hereby (the "Closing Date") with, or on behalf of, The Depository Trust Company (the "Depositary") and registered in the name of Cede & Co., as nominee of the Depositary (such nominee being referred to herein as the "Global Note Holder").

    Notes that are issued as described below under "--Certificated Securities" will be issued in the form of registered definitive certificates (the "Certificated Securities"). Upon the transfer of Certificated Securities, such Certificated Securities may, unless all Global Notes have previously been exchanged for Certificated Securities, be exchanged for an interest in the Global Note representing the principal amount of Notes being transferred, subject to the transfer restrictions set forth in the Indenture.

    The Depositary is a limited-purpose trust company that was created to hold securities for its participating organizations (collectively, the "Participants" or the "Depositary's Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. The Depositary's Participants include securities brokers and dealers (including the Underwriters), banks and trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants" or the "Depositary's Indirect Participants") that clear through or maintain a custodial relationship with a

Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of the Depositary only thorough the Depositary's Participants or the Depositary's Indirect Participants.

    The Company expects that pursuant to procedures established by the Depositary (i) upon deposit of the Global Notes, the Depositary will credit the accounts of Participants designated by the Underwriters with portions of the principal amount of the Global Notes and (ii) ownership of the Notes evidenced by the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depositary (with respect to the interests of the Depositary's Participants), the Depositary's Participants and the Depositary's Indirect Participants. Prospective purchasers are advised that the laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer Notes evidenced by the Global Note will be limited to such extent. For certain other restrictions on the transferability of the Notes, see "Notice to Investors."

    So long as the Global Note Holder is the registered owner of any Notes, the Global Note Holder will be considered the sole Holder under the Indenture of any Notes evidenced by the Global Notes. Beneficial owners of Notes evidenced by the Global Notes will not be considered the owners or Holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records of the Depositary or for maintaining, supervising or reviewing any records of the Depositary relating to the Notes.

    Payments in respect of the principal of, premium, if any, interest on any Notes registered in the name of the Global Note Holder on the applicable record date will be payable by the Trustee to or at the direction of the Global Note Holder in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose names Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither the Company nor any Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Notes. The Company believes, however, that it is currently the policy of the Depositary to immediately credit the accounts of the relevant Participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant security as shown on the records of the Depositary. Payments by the Depositary's Participants and the Depositary's Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practice and will be the responsibility of the Depositary's Participants or the Depositary's Indirect Participants.

    CERTIFICATED SECURITIES

    Subject to certain conditions, any person having a beneficial interest in a Global Note may, upon request to the Trustee, exchange such beneficial interest for Notes in the form of Certificated Securities. Upon any such issuance, the Trustee is required to register such Certificated Securities in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof). All such certificated Notes would be subject to the legend requirements described herein under "Notice to Investors." In addition, if (i) the Company notifies the Trustee in writing that the Depositary is no longer willing or able to act as a depositary and the Company is unable to locate a qualified successor within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in the form of Certificated Securities under the Indenture, then, upon surrender by the Global Note Holder of its Global Note, Notes in such form will be issued to each person that the Global Note Holder and the Depositary identify as being the beneficial owner of the related Notes.

    Neither the Company nor the Trustee will be liable for any delay by the Global Note Holder or the Depositary in identifying the beneficial owners of Notes and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or the Depositary for all purposes.

    SAME DAY SETTLEMENT AND PAYMENT

    The Indenture will require that payments in respect of the Notes represented by the Global Note (including principal, premium, if any, interest , if any) be made by wire transfer of immediately available next day funds to the accounts specified by the Global Note Holder. With respect to Certificated Securities, the Company will make all payments of principal, premium, if any, interest , if any, by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder's registered address. The Company expects that secondary trading in the Certificated Securities will also be settled in immediately available funds.

    CERTAIN DEFINITIONS

    Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

    "ACQUIRED DEBT" means, with respect to any specified Person, (i) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person, and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

    "AFFILIATE" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; PROVIDED that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control.

    "ASSET SALE" means (i) the sale, lease, conveyance or other disposition of any assets or rights (including, without limitation, by way of a sale and leaseback) other than sales of inventory in the ordinary course of business (PROVIDED that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption "--Certain Covenants--Change of Control" and/or the provisions described above under the caption "--Certain Covenants--Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant), and (ii) the issue or sale by the Company or any of its Restricted Subsidiaries of Equity Interests of any of the Company's Restricted Subsidiaries, in the case of either clause (i) or (ii), whether in a single transaction or a series of related transactions (a) that have a fair market value in excess of $5.0 million or (b) for net proceeds in excess of $5.0 million. Notwithstanding the foregoing, the following items shall not be deemed to be Asset Sales: (i) a transfer of assets by the Company to a Wholly Owned Restricted Subsidiary or by a Wholly Owned Restricted Subsidiary to the Company or to another Wholly Owned Restricted Subsidiary, (ii) an issuance of Equity Interests by a Wholly Owned Restricted Subsidiary to the Company or to another Wholly Owned Restricted Subsidiary, and (iii) a Restricted Payment that is permitted by the covenant described above under the caption "--Certain Covenants--Restricted Payments."

    "ASSET VALUE" of any asset, as of the date of determination thereof, means the greater of the depreciated book value (as of the end of the fiscal quarter ended immediately prior to such date of determination as to which financial statements are available) and the appraised value of such asset; PROVIDED, HOWEVER, that any such appraisal (i) shall not have been made more than two years prior to such date of determination and (ii) shall have been made by a qualified, independent and nationally recognized appraiser.

    "ATTRIBUTABLE DEBT" in respect of a sale and leaseback transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction (including any period for which such lease has been extended or may, at the option of the lessor, be extended).

    "CAPITAL LEASE OBLIGATION" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

    "CAPITAL STOCK" means (i) in the case of a corporation, corporate stock,
(ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and
(iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

    "CASH EQUIVALENTS" means (i) United States dollars, (ii) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than six months from the date of acquisition, (iii) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any lender party to the Credit Facilities or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thompson Bank Watch Rating of "B" or better, (iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (ii) and (iii) above entered into with any financial institution meeting the qualifications specified in clause
(iii) above, (v) commercial paper having the highest rating obtainable from Moody's Investors Service, Inc. or Standard & Poor's Corporation and in each case maturing within six months after the date of acquisition and (vi) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (i) through (v) of this definition.

    "CHANGE OF CONTROL" means the occurrence of any of the following: (i) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, or Premier and its Subsidiaries, taken as a whole, to any "person" (as such term is used in Section 13(d)(3) of the Exchange Act) other than, in case of the Company, to Premier or a Wholly-Owned Subsidiary of Premier, (ii) the adoption of a plan relating to the liquidation or dissolution of the Company or Premier, (iii) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" becomes the "beneficial owner" (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of more than 35% of the Voting Stock of Premier, (iv) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that Premier ceases to be the direct owner of all of the outstanding Equity Interests of the Company or (v) the first day on which a majority of the members of the Board of Directors of the Company or Premier are not Continuing Directors.

    "COMMON STOCK OFFERING" means the public offering of the common stock of Premier offered concurrently with the Notes.

    "CONSOLIDATED CASH FLOW" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus (i) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was included in computing such Consolidated Net Income, plus (ii) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income, plus (iii) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income, minus (iv) non-cash items increasing such Consolidated Net Income for such period, in each case, on a consolidated basis and determined in accordance with GAAP (other than accrual of income in the ordinary course of business in respect of a future cash payment).

    "CONSOLIDATED INDEBTEDNESS" means, with respect to any Person as of any date of determination, the sum, without duplication, of (i) the total amount of Indebtedness and Attributable Debt of such Person and its Restricted Subsidiaries, PLUS (ii) the total amount of Indebtedness and Attributable Debt of any other Person, to the extent that the same has been guaranteed by the referent Person or one or more of its Restricted Subsidiaries, PLUS (iii) the aggregate liquidation value of all Disqualified Stock of such Person and all preferred stock of Restricted Subsidiaries of such Person, in each case, determined on a consolidated basis in accordance with GAAP.

    "CONSOLIDATED INTEREST EXPENSE" means, with respect to any Person for any period, the sum of (i) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization or original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations) and (ii) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period, and (iii) any interest expense on Indebtedness or Attributable Debt of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries (whether or not such guarantee or Lien is called upon) and (iv) the product of (a) all dividend payments on any series of preferred stock of such Person or any of its Restricted Subsidiaries, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

    "CONSOLIDATED NET INCOME" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and prior to any deduction in respect of dividends on any series of preferred stock of such Person, determined in accordance with GAAP; PROVIDED that (i) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Wholly Owned Restricted Subsidiary thereof; (ii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded and (iii) the cumulative effect of a change in accounting principles shall be excluded.

    "CONSOLIDATED NET WORTH" means, with respect to any Person as of any date, the sum of (i) the consolidated equity of the common stockholders of such Person and its consolidated Subsidiaries as of such date plus (ii) the respective amounts reported on such Person's balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock, less (x) all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made within 12 months after the acquisition of such business) subsequent to the date of the Indenture in the book value of any asset owned by such Person or a consolidated Subsidiary of such Person, (y) all investments as of such date in unconsolidated Subsidiaries and in Persons that are not Subsidiaries (except, in each case, Permitted Investments), and (z) all unamortized debt discount and expense and unamortized deferred charges as of such date, all of the foregoing determined in accordance with GAAP.

    "CONTINUING DIRECTORS" means, as of any date of determination, any member of the Board of Directors of the Company who (i) was a member of such Board of Directors on the date of the Indenture or (ii) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

    "CO-VENTURE PARTNERSHIPS" means (i) Six Flags Over Georgia, Ltd., a Georgia Limited Partnership, (ii) Texas Flags, Ltd., a Texas Limited Partnership and
(iii) Fiesta Texas Theme Park, Ltd., a Texas Limited Partnership.

    "CREDIT FACILITIES" means, with respect to the Company or any of its Restricted Subsidiaries, one or more debt facilities (including, without limitation, the Six Flags Credit Facility) or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

    "CURRENCY AGREEMENT" means in respect of a Person any foreign exchange contract, currency swap agreement or other similar agreement as to which such Person is a party or a beneficiary.

    "DEBT TO CASH FLOW RATIO" means, as of any date of determination, the ratio of (a) the Consolidated Indebtedness of the Company as of such date to (b) the Consolidated Cash Flow of the Company for the four most recent full fiscal quarters ending immediately prior to such date for which internal financial statements are available, determined on a pro forma basis after giving effect to all acquisitions or dispositions of assets made by the Company and its Restricted Subsidiaries from the beginning of such four-quarter period through and including such date of determination (including any related financing transactions) as if such acquisitions and dispositions had occurred at the beginning of such four-quarter period. In addition, for purposes of making the computation referred to above, (i) acquisitions that have been made by the Company or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated without giving effect to clause (ii) of the proviso set forth in the definition of Consolidated Net Income, and (ii) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded.

    "DEFAULT" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

    "DISQUALIFIED STOCK" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the Holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature; provided, however, that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a Change of Control or an Asset Sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption "--Certain Covenants-- Restricted Payments."

    "EQUITY INTERESTS" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

    "ESCROW ACCOUNT" means the Escrow Account for the initial deposit of
approximately $    million of the net proceeds from the sale of the Notes under the Pledge and Escrow Agreement.

    "EXISTING INDEBTEDNESS" means up to $         million in aggregate principal
amount of Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the Credit Facilities) in existence on the date of the Indenture, until such amounts are repaid..

    "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

    "GOVERNMENT SECUTITIES" means direct obligations of, or obligations guaranteed by, the United States of America for the payment of which guarantee or obligations the full faith and credit of the United States of America is pledged.

    "GUARANTEE" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

    "HEDGING OBLIGATIONS" means, with respect to any Person, the obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (ii) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

    "INDEBTEDNESS" means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker's acceptances or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all Indebtedness of others secured by a Lien on any asset of such Person (whether or not such Indebtedness is assumed by such Person) and, to the extent not otherwise included, the guarantee by such Person of any indebtedness of any other Person. The amount of any Indebtedness outstanding as of any date shall be (i) the accreted value thereof, in the case of any Indebtedness issued with original issue discount, and (ii) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

    "INVESTMENTS" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "--Certain Covenants--Restricted Payments."

    "LIEN" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

    "NET INCOME" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, (i) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions) and (ii) any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss.

    "NET PROCEEDS" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

    "NON-RECOURSE DEBT" means Indebtedness (i) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable (as a guarantor or otherwise), or (c) constitutes the lender and (ii) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and (iii) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

    "OBLIGATIONS" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

    "PARTNERSHIP PARKS AGREEMENTS" means (i) the Overall Agreement, dated as of February 15, 1997, among Six Flags Fund, Ltd. (L.P.), Salkin Family Trust, SFG, Inc., SFG-I, LLC, SFG-II, LLC, Six Flags Over Georgia, Ltd., SFOG II, Inc., SFOG II Employee, Inc., SFOG Acquisition A, Inc., SFOG Acquisition

B, L.L.C., Six Flags Over Georgia, Inc., Six Flags Services of Georgia, Inc., Six Flags Theme Parks Inc. and Six Flags Entertainment Corporation, (ii) Overall Agreement, dated as of November 24, 1997, among Six Flags Over Texas Fund, Ltd., Flags' Directors, L.L.C., FD-II, L.L.C., Texas Flags, Ltd., SFOT Employee, Inc., SFOT Acquisition I, Inc., SFOT Acquisition II, Inc., Six Flags Over Texas, Inc., Six Flags Theme Parks Inc. and Six Flags Entertainment Corporation, (iii) the Lease Agreement with Option to Purchase, dated as of March 9, 1996, among Fiesta Texas Theme Park, Ltd., a Texas Limited Partnership, San Antonio Theme Park, L.P., and Six Flags San Antonio, L.P. and (iv) the Agreement of Limited Partnership as of March 9, 1996, among San Antonio Park GP, L.L.C., Six Flags San Antonio, L.P. and Fiesta Texas Theme Park, Ltd., in each case, as the same are in effect on the date of the Indenture.

    "PERMITTED BUSINESS" means any business related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of the Indenture.

    "PERMITTED INVESTMENTS" means an Investment by the Company or any Restricted Subsidiary in (i) cash or Cash Equivalents, (ii) the Company, a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary; PROVIDED, HOWEVER, that the primary business of such Restricted Subsidiary is a Permitted Business; (iii) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary; PROVIDED, HOWEVER, that such Person's primary business is a Permitted Business; (iv) another Person if the aggregate
amount of all Investments in all such other Persons does not exceed $    million
at any one time outstanding (with each Investment being valued as of the date made and without giving effect to subsequent changes in value); PROVIDED, HOWEVER, that such Person's primary business is a Permitted Business; (v) promissory notes received as consideration for an Asset Sale which are secured by a Lien on the asset subject to such Asset Sale; PROVIDED that the aggregate amount of all such promissory notes at any one time outstanding does not exceed $5.0 million; (vi) non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "--Repurchase at the Option of Holders--Asset Sales;" (vii) assets acquired solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company; (viii) receivables owing to the Company or any Restricted Subsidiary, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; PROVIDED, HOWEVER, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances; (ix) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business; (x) loans or advances to employees made in the ordinary course of business consistent with past practices of the Company or such Restricted Subsidiary; (xi) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments; (xii) transactions pursuant to, and in accordance with, the terms of the Subordinate Indemnity Agreement as the same is in effect as of the date of the Indenture and (xiii) transactions pursuant to and payments in connection with, and, in each case, in accordance with, the terms of the Partnership Park Agreements as the same are in effect on the date of the Indenture.

    "PERMITTED LIENS" means (a) Liens to secure Indebtedness permitted under the provisions described in clauses (i), (ii) and (x) under the covenant described under the caption "--Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock"; PROVIDED, HOWEVER, that (A) the Indebtedness secured by such Liens is otherwise permitted to be incurred under the Indenture and (B) the principal amount of all Indebtedness secured by any such Lien permitted by this
clause (a) does not exceed   % of the Asset Value of the assets encumbered by
such Lien at the time of incurrence; (b) Liens existing on the Issue Date; (c) Liens on property or shares of Capital Stock of another Person at the time such other Person becomes a Restricted Subsidiary of such Person; PROVIDED, HOWEVER, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such other Person becoming such a Restricted Subsidiary; PROVIDED FURTHER, HOWEVER, that such Lien may not extend to any other property owned by such Person or any of its Restricted Subsidiaries; (d) Liens on property at the time such Person or any of its Restricted Subsidiaries acquires the property, including any acquisition by means of a merger or consolidation with or into such Person or a Restricted Subsidiary of such Person; PROVIDED, HOWEVER, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such acquisition; PROVIDED FURTHER, HOWEVER, that the Liens may not extend to any other property owned by such Person or any of its Restricted Subsidiaries; (e) Liens securing Indebtedness or other obligations of a Restricted Subsidiary of such Person owing to such Person or a Restricted Subsidiary of such Person; (f) Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same type of property securing such Hedging Obligations; (g) Liens to secure any Permitted Refinancing Indebtedness; PROVIDED, HOWEVER, that (x) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property) and (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness refinanced at the time the original Lien became a Permitted Lien and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement; (h)(i) mortgages, liens, security interests, restrictions or encumbrances that have been placed by any developer, landlord or other third party on property over which the Company or any Restricted Subsidiary of the Company has easement rights or on any real property leased by the Company and subordination or similar agreements relating thereto and (ii) any condemnation or eminent domain proceedings affecting any real property; (i) pledges or deposits by such Person under workmen's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business; (j) Liens imposed by law, such as carriers', warehousemen's and mechanic's Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review; (k) Liens for property taxes not yet due or payable or subject to penalties for non-payment or which are being contested in good faith and by appropriate proceedings; (l) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with the Indebtedness and which do not in the aggregate materially impair the use of such properties in the operation of the business of such Person; (m) Liens securing Purchase Money Indebtedness; PROVIDED, HOWEVER, that (i) the Indebtedness secured by such Liens is otherwise permitted to be incurred under the Indenture, (ii) the principal amount of any Indebtedness secured by any such Lien does not exceed the cost of assets or property so acquired or constructed and (iii) the amount of Indebtedness secured by any such Lien is not subsequently increased, and (n) Liens incurred in the ordinary course of business of the Company or any Subsidiary of the Company with respect to
obligations that do not exceed $    million at any one time outstanding.

    "PERMITTED REFINANCING INDEBTEDNESS" means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness); PROVIDED that: (i) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus accrued interest on, the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses, including premiums, incurred in connection therewith); (ii) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and (iv) such Indebtedness is incurred either by the Company or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

    "PLEDGE AND ESCROW AGREEMENT" means the Pledge, Escrow and Disbursement Agreement, dated as of the date of the Indenture, by and between the Company and the Trustee governing the disbursement of funds from the Escrow Account, as amended from time to time in accordance with the Indenture.

    "PREMIER" means Premier Parks Inc., a Delaware corporation.

    "PUBLIC EQUITY OFFERING" means an underwritten primary public offering of common stock of the Company pursuant to an effective registration statement under the Securities Act, excluding the Common Stock Offering.

    "PURCHASE MONEY INDEBTEDNESS" means Indebtedness (i) consisting of the deferred purchase price of property, conditional sale obligations, obligation under any title retention agreement and other purchase money obligations, in each case where the maturity of such Indebtedness does not exceed the anticipated useful life of the asset being financed, and (ii) incurred to finance the acquisition by the Company or a Restricted Subsidiary of such asset, including additions and improvements; provided, however, that any Lien arising in connection with any such Indebtedness shall be limited to the specified asset being financed or, in the case of real property or fixtures, including additions and improvements, the real property on which such asset is attached; and provided further, that such Indebtedness is Incurred within 180 days after such acquisition, addition or improvement by the Company or Restricted Subsidiary of such asset.

    "RESTRICTED INVESTMENT" means an Investment other than a Permitted
Investment.

    "RESTRICTED SUBSIDIARY" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

    "SHARED SERVICES AGREEMENT" means the Shared Services Agreement among the Company, Premier and Premier Operations.

    "SIGNIFICANT SUBSIDIARY" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Act, as such Regulation is in effect on the date hereof.

    "STATED MATURITY" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

    "STRATEGIC EQUITY INVESTMENT" means a cash contribution to the common equity capital of the Company or a purchase from the Company of common Equity Interests (other than Disqualified Stock), in either case by or from a Strategic Equity Investor and for aggregate cash consideration of at least $10.0 million.

    "STRATEGIC EQUITY INVESTOR" means, as of any date, any Person (other than an Affiliate of the Company) engaged in a Permitted Business which, as of the day immediately before such date, had a Total Equity Market Capitalization of at
least $         million.

    "SUBORDINATE INDEMNITY AGREEMENT" means the Subordinate Indemnity Agreement, to be dated the date of the consummation of the Six Flags Acquisition, among Premier, SFEC and its subsidiaries, Time Warner Inc., Time Warner Entertainment Company, L.P. and TW-SPV Co.

    "SUBSIDIARY" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership or limited liability company (a) the sole general partner or the managing general partner (or equivalent) of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

    "TAX SHARING AGREEMENT" means that certain Tax Sharing Agreement between Premier, the Company and the other parties named therein.

    "TOTAL EQUITY MARKET CAPITALIZATION" of any Person means, as of any day of determination, the sum of (i) the product of (A) the aggregate number of outstanding primary shares of common stock of such Person on such day (which shall not include any options or warrants on, or securities convertible or exchangeable into, shares of common stock of such Person) multiplied by (B) the average closing price of such common stock listed on a national securities exchange or the Nasdaq National Market System over the 20 consecutive business days immediately preceding such day, plus (ii) the liquidation value of any outstanding shares of preferred stock of such Person on such day.

    "UNRESTRICTED SUBSIDIARY" means (i) any Subsidiary (other than SFTP or any successor to SFTP) that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution; but only to the extent that such Subsidiary: (a) has no Indebtedness other than Non-Recourse Debt; (b) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company; (c) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (x) to subscribe for additional Equity Interests or (y) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; (d) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries; and (e) has at least one director on its board of directors that is not a director or executive officer of the Company or any of its Restricted Subsidiaries and has at least one executive officer that is not a director or executive officer of the Company or any of its Restricted Subsidiaries. Any such designation by the Board of Directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions and was permitted by the covenant described above under the caption "--Certain Covenants--Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "--Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock," the Company shall be in default of such covenant). The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; PROVIDED that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (i) such Indebtedness is permitted under the covenant described under the caption "--Certain Covenants-- Incurrence of Indebtedness and Issuance of Preferred Stock," calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period, and (ii) no Default or Event of Default would be in existence following such designation.

    "VOTING STOCK" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

    "WEIGHTED AVERAGE LIFE TO MATURITY" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.

    "WHOLLY OWNED RESTRICTED SUBSIDIARY" of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

    "WHOLLY OWNED SUBSIDIARY" of any Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person and one or more Wholly Owned Subsidiaries of such Person.

                      DESCRIPTION OF PREMIER INDEBTEDNESS

PREMIER CREDIT FACILITY

    Borrowings under the Premier Credit Facility, which will be entered into in March 1998, will be secured by substantially all of the assets of Premier Operations and its domestic subsidiaries, and guaranteed by such subsidiaries. The Premier Credit Facility will have an aggregate availability of $300 million consisting of (i) a five-year $75.0 million revolving credit facility for working capital and general corporate purposes (the "Revolving Credit Facility"); (ii) a five-year $100.0 million term loan facility ("Facility B"); and (iii) an eight-year $125.0 million term loan facility ("Facility C" and, together with Facility B, the "Term Loan Facilities"), in each case, to fund
acquisitions and make capital improvements. As of March       , 1998, Premier
had borrowed $         million under Facility       . Interest rates per annum
under the Premier Credit Facility are equal to either (a) a base rate equal to the higher of the Federal Funds Rate plus 1/2% or the prime rate of Citibank, N.A., in each case, plus the Applicable Margin or (b) the London Interbank Offered Rate plus the Applicable Margin. The Revolving Credit Facility will
terminate on March   , 2003. Borrowings under Facility B will mature on March
  , 2003 and borrowings under Facility C will mature on March   , 2006; however,
aggregate principal payments and reductions of $10.0 million, $25.0 million, $30.0 million and $35.0 million will be required during the second, third, fourth and fifth years of Facility B and aggregate principal payments of $1.0 million each are required in each of the first six years of Facility C in addition to a $25.0 million payment in year seven and a $94.0 million payment in year eight.

    The Premier Credit Facility will contain restrictive covenants that, among other things, limit the ability of Premier Operations and its subsidiaries to dispose of assets; incur additional indebtedness or liens; pay dividends; repurchase stock; make investments; engage in mergers or consolidations; and engage in certain transactions with subsidiaries and affiliates. In addition, the Premier Credit Facility will require that Premier Operations comply with certain specified financial ratios and tests, including ratios of total debt to EBITDA, interest expense to EBITDA, debt service to EBITDA and fixed charges to EBITDA.

    Defaults under the Premier Credit Facility will include (i) failure to repay principal when due; (ii) failure to pay interest within three days after due;
(iii) default in the performance of certain obligations of Premier Operations' principal subsidiaries under the Revolving Credit Security Agreement or any Equipment Security Agreement (as defined thereunder); (iv) failure to comply with certain covenants, conditions or agreements under the credit agreement which, in certain cases, continues for 30 days; (v) default by Premier Operations or any of its principal subsidiaries in respect of any indebtedness above specified levels; (vi) certain events of bankruptcy; (vii) certain judgments against Premier Operations or any of its principal subsidiaries;
(viii) the occurrence of a Change in Control (as defined thereunder); (ix) the assertion of certain Environmental Claims (as defined thereunder); and (x) under certain circumstances, the failure by Messrs. Burke and Story to serve Premier Operations in their present positions and the failure to replace them within a specified time period.

OLD PREMIER NOTES

    The Old Premier Notes are senior, unsecured obligations of Premier Operations, in the aggregate principal amount of $215 million, of which $90.0 million will mature on August 15, 2003 (the 1995 Premier Notes) and $125.0 million will mature on January 15, 2007 (the 1997 Premier Notes). The 1995 Premier Notes bear interest at the rate of 12% per annum and the 1997 Premier Notes bear interest at the rate of 9 3/4% per annum. The Old Premier Notes are guaranteed on a senior, unsecured basis by the principal operating subsidiaries of Premier Operations.

    The 1995 Premier Notes are redeemable, at Premier Operations' option, in whole or in part, at any time on or after August 15, 1999, at specified redemption prices, together with accrued and unpaid interest, if any, to the date of redemption. The 1997 Premier Notes are redeemable, at Premier Operations' option, in whole or in part, at any time on or after January 15, 2002, at specified redemption prices, together with accrued and unpaid interest, if any, to the date of redemption.

    Upon the occurrence of a Change of Control (as defined in the relevant Indenture), Premier Operations will be required to make an offer to repurchase the Old Premier Notes at a price equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of repurchase. Neither the Premier Merger nor the Six Flags Acquisition constitutes a Change of Control under the Indentures relating to the Old Premier Notes.

    The Indentures relating to the Old Premier Notes contain restrictive covenants that, among other things, limit the ability of Premier Operations to dispose of assets; incur additional indebtedness or liens; pay dividends; engage in mergers or consolidations; and engage in certain transactions with subsidiaries and affiliates. Defaults under these Indentures include (i) failure to pay interest on the applicable Premier Notes within 30 days after such payments are due; (ii) failure to repay principal when due at its maturity date, upon optional redemption, upon required repurchase, upon acceleration or otherwise; (iii) failure to comply for 30 days after notice with Premier Operations' repurchase obligations upon the occurrence of a Change of Control and failure to comply for 60 days after notice with the other covenants contained in the applicable Indenture; (iv) the default by Premier Operations or any of its principal subsidiaries (the "Note Guarantors") in respect of any indebtedness above specified levels; (v) certain events of bankruptcy; (vi) certain judgments against Premier Operations or any Note Guarantor; (vii) any Note Guarantee (as defined in the Indentures) ceasing to be in full force and effect (except as contemplated by the terms thereof); and (viii) the denial or disaffirmation by any Note Guarantor of its obligations under the applicable Indentures or any Note Guarantee, which continues for 10 days.

PREMIER DISCOUNT NOTES

    The Premier Discount Notes are senior, unsecured obligations of Premier, in an aggregate principal amount at maturity sufficient to generate gross proceeds
of $250.0 million. The Premier Discount Notes will mature on           , 2008.
The Premier Discount Notes bear interest at the rate of   % per annum and are
not guaranteed by Premier's subsidiaries.

    The Premier Discount Notes are redeemable, at Premier's option, in whole or
in part, at any time on or after           , 2003, at specified redemption
prices, together with accrued and unpaid interest, if any, to the date of redemption.

    Upon the occurrence of a Change of Control (as defined in the applicable Indenture), the Premier will be required to make an offer to repurchase the Premier Discount Notes at a price equal to 101% of the accreted value thereof, plus accrued and unpaid interest, if any, to the date of purchase prior to
           , 2003 or 101% of the principal amount thereof, plus accrued and
unpaid interest, if any, to the date of purchase on or after            , 2003.
Neither the Premier Merger nor the Six Flags Acquisition constitutes a Change of Control under the Indenture relating to the Premier Discount Notes.

    The Indenture relating to the Discount Notes contains restrictive covenants that, among other things, limit the ability of Premier to dispose of assets; incur additional indebtedness or liens; pay dividends; engage in mergers or consolidations; and engage in certain transactions with subsidiaries and affiliates. Defaults under the applicable Indenture include (i) failure to pay interest on the Premier Discount Notes within 30 days after such payments are due; (ii) failure to pay principal or premium, if any, on the Premier Discount Notes; (iii) failure to comply for 30 days after notice with Premier's repurchase obligations upon the occurrence of a Change of Control, an Asset Sale (as defined in the applicable Indenture) or certain covenants and failure to comply for 60 days after notice with the other agreements contained in the applicable Indenture; (iv) the default by Premier or any of its subsidiaries in respect of any indebtedness above specified levels; (v) certain events of bankruptcy or insolvency; and (vi) certain judgments against Premier or any of its subsidiaries above specified levels.

PREMIER SENIOR NOTES

    The Premier Senior Notes are senior, unsecured obligations of Premier, in the aggregate principal amount of up to $280.0 million of which up to $80.0 million will be used to capitalize a three-year overfund account with respect to
the Premier Senior Notes. The Premier Senior Notes will mature on           ,
2008. The Premier Senior Notes bear interest at the rate of    % per annum and
are not guaranteed by Premier's subsidiaries.

    The Premier Senior Notes are redeemable, at Premier's option, in whole or in
part, at any time on or after           , 2003, at specified redemption prices,
together with accrued and unpaid interest, if any, to the date of redemption.

    Upon the occurrence of a Change of Control (as defined in the applicable Indenture) Premier will be required to make an offer to repurchase the Premier Senior Notes at a price equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of repurchase. Neither the Premier Merger nor the Six Flags Acquisition constitutes a Change of Control under the Indenture relating to the Premier Senior Notes.

    The Indenture relating to the Premier Senior Notes contains restrictive covenants that, among other things, limit the ability of Premier to dispose of assets; incur additional indebtedness or liens; pay dividends; engage in mergers or consolidations; and engage in certain transactions with subsidiaries and affiliates. Defaults under the applicable Indenture include (i) failure to pay interest on Premier Senior Notes within 30 days after such payments are due;
(ii) failure to pay principal or premium, if any on the Premier Senior Notes;
(iii) failure to comply for 30 days after notice with Premier's repurchase obligations upon the occurrence of a Change of Control, an Asset Sale (as defined in the applicable Indenture) or certain covenants and failure to comply for 60 days after notice with the other agreements contained in the applicable Indenture; (iv) the default by Premier or any of its subsidiaries in respect of any indebtedness above specified levels; (v) certain events of bankruptcy or insolvency; and (vi) certain judgments against Premier or any of its subsidiaries above specified levels.

                      DESCRIPTION OF PREMIER CAPITAL STOCK

COMMON STOCK

    Premier's authorized capital stock includes 90,000,000 shares of Common Stock, par value $0.05 per share. Each share of Common Stock entitles the holder thereof to one vote. Holders of the Common Stock have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors and are entitled to share ratably, as a single class, in all of the assets of Premier available for distribution to holders of Common Stock upon the liquidation, dissolution or winding up of the affairs of Premier. Holders of Common Stock do not have preemptive, subscription or conversion rights. However, each outstanding share of Common Stock currently has attached to it one right (a "Right") issued pursuant to a Rights Agreement (the "Rights Agreement"). Each Right entitles its registered holder to purchase one one-hundredth of a share of a junior participating series of Preferred Stock designated to have economic and voting terms similar to those of one share of
Common Stock. After the Offerings,     shares of Common Stock will be
outstanding and       shares will be reserved for future issuance (      for
options and warrants and       upon conversion of the Convertible Preferred
Stock).

    Bank One Trust Company, N.A., Oklahoma City, Oklahoma, is the transfer agent and registrar for the Common Stock.

PREFERRED STOCK

    Premier's authorized capital stock includes 500,000 shares of Preferred Stock, par value $1.00 per share. The Preferred Stock may be issued in series, and shares of each series will have such rights and preferences as are fixed by the Board of Directors in resolutions authorizing the issuance of that particular series. In designating any series of Preferred Stock, the Board of Directors may, without further action by the holders of Common Stock, fix the number of shares constituting that series and fix the dividend rights, dividend rate, conversion rights, voting rights (which may be greater or lesser than the voting rights of the Common Stock), rights and terms of redemption (including any sinking fund provisions), and the liquidation preferences of such series of Preferred Stock. Holders of any series of Preferred Stock, when and if issued, may have priority claims to dividends and to any distributions upon liquidation of Premier, and other preferences over the holders of the Common Stock. After
giving effect to the Six Flags Transactions,       shares of Preferred Stock
will be outstanding. In addition, approximately 206,000 shares (which will be amended to 20,600 prior to the date of this Prospectus) of Preferred Stock have been reserved for issuance under the Rights Plan.

    MANDATORILY CONVERTIBLE PREFERRED STOCK

    Pursuant to the Preferred Stock Offering, Premier will issue Public Depositary Shares in respect of its Mandatorily Convertible Preferred Stock.

    DIVIDENDS. Subject to the terms of the New Premier Notes, holders of the shares of Mandatorily Convertible Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available therefor, cash dividends from the date of initial issuance of the
shares of Mandatorily Convertible Preferred Stock at the rate of $         per
annum or $         per quarter. Dividends will cease to accrue on the shares of
Mandatorily Convertible Preferred Stock on the Mandatory Conversion Date or on the date of their earlier conversion at the option of the holder.

    Dividends may be paid, at the election of Premier, (i) out of funds legally available therefor, (ii) through the delivery of shares of Common Stock or (iii) through any combination of the foregoing forms of consideration elected by the Board of Directors in its sole discretion.

    The shares of Mandatorily Convertible Preferred Stock will rank on a parity, both as to payment of dividends and distribution of assets upon liquidation, with the Seller Preferred Stock and any other preferred stock issued in the future by Premier that by its terms ranks PARI PASSU with the shares of Mandatorily Convertible Preferred Stock.

    MANDATORY CONVERSION OF MANDATORILY CONVERTIBLE PREFERRED STOCK. Unless voluntarily converted into Common Stock, as hereinafter described, on
          , 2001 (the "Mandatory Conversion Date") each share of Mandatorily Convertible Preferred Stock will automatically convert into a number of shares of Common Stock (or the equivalent amount of cash) at the Conversion Rate (as defined below). The "Conversion Rate" is equal to, (a) if the Conversion Price
(as defined below) is greater than or equal to $         (the "Threshold
Appreciation Price"),    shares of Common Stock per Mandatorily Convertible
Preferred Stock (equivalent to       shares of Common Stock for each Depositary
Share), (b) if the Conversion Price is less than the Threshold Appreciation
Price but is greater than $         (the "Initial Price"), a fraction, equal to
the Initial Price divided by the Conversion Price, of five hundred shares of Common Stock per Mandatorily Convertible Preferred Stock (equivalent to 1/500th of such number of shares for each Public Depositary Share) and (c) if the Conversion Price is less than or equal to the Initial Price, 500 shares of Common Stock per Mandatorily Convertible Preferred Stock (equivalent to one share of Common Stock for each Public Depositary Share). The Conversion Rate is subject to adjustment in certain circumstances, including if Premier shall (a) pay a stock dividend or make a distribution with respect to its Common Stock in shares of Common Stock, (b) subdivide or split its outstanding Common Stock, (c) combine its outstanding Common Stock into a smaller number of shares, (d) issue by reclassification of its shares of Common Stock any shares of Common Stock,
(e) issue certain rights or warrants to all holders of its Common Stock unless such rights or warrants are issued to each holder of shares of Mandatorily Convertible Preferred Stock on a pro rata basis with the shares of Common Stock based on the Conversion Rate in effect on the date immediately preceding such issuance, or (f) pay certain dividends or distribute to all holders of its Common Stock evidences of its indebtedness, cash or other assets unless such dividend or distribution is made to each holder of shares of Mandatorily Convertible Preferred Stock on a pro rata basis with the shares of Common Stock based on the Conversion Rate in effect on the date immediately preceding such dividend or distribution.

    The "Conversion Price" is the average closing price per share of Common Stock for the 20 trading days immediately prior to (but not including) the Mandatory Conversion Date; provided, however, that if there are not 20 trading days for the Common Stock occurring later than the 60th calendar day immediately prior to, but not including, the Mandatory Conversion Date, "Conversion Price" will be the market value per share of Common Stock as of the Mandatory Conversion Date as determined by a nationally recognized investment banking firm retained for such purpose by Premier. The Conversion Price is subject to adjustment in certain circumstances.

    Premier will have the option, exercisable in its sole discretion, to satisfy its obligations pursuant to the mandatory conversion of the Mandatorily Convertible Preferred Stock at the Mandatory Conversion Date by delivering to holders of the Mandatorily Convertible Preferred Stock either the number of shares of Common Stock specified above or cash in an amount equal to the product of such number of shares multiplied by the Conversion Price.

    CONVERSION AT THE OPTION OF THE HOLDER. The shares of Mandatorily Convertible Preferred Stock (and thereby the Public Depositary Shares) are convertible, in whole or in part, at the option of the holders thereof, at any time prior to the Mandatory Conversion Date, into shares of Common Stock at a
rate of     shares of Common Stock for each share of Mandatorily Convertible
Preferred Stock (or a rate of     shares of Common Stock for each Public
Depositary Share) equivalent, for each Depositary Share, to a conversion price
of $         per share of Common Stock, subject to adjustment in certain circumstances, including if Premier shall (a) pay a stock dividend or make a distribution with respect to its Common Stock in shares of Common Stock, (b) subdivide or split its outstanding Common Stock, (c) combine its outstanding Common Stock into a smaller number of shares, (d) issue by reclassification of its shares of Common Stock any shares of Common Stock, (e) issue certain rights or warrants to all holders of its Common Stock unless such rights or warrants are issued to each holder of shares of Mandatorily Convertible Preferred Stock on a pro rata basis with the shares of Common Stock based on the Conversion Rate in effect on the date immediately preceding such issuance, or (f) pay certain dividends or distribute to all holders of its Common Stock evidences of its indebtedness, cash or other assets unless such dividend or distribution is made to each holder of shares of Mandatorily Convertible Preferred Stock on a pro rata basis with the shares of Common Stock based on the Conversion Rate in effect on the date immediately preceding such dividend or distribution.

    The depositary shares representing shares of Mandatorily Convertible Preferred Stock may be voluntarily converted by the holders thereof upon the same terms and conditions as the shares of Mandatorily Convertible Preferred Stock represented by such depositary shares, adjusted to reflect the fact that depositary shares represent a one-five hundredth interest of a share of Mandatorily Convertible Preferred Stock.

    LIQUIDATION RIGHTS. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of Premier, and subject to the rights of holders of any other series of Preferred Stock, the holders of outstanding shares of Mandatorily Convertible Preferred Stock are entitled to receive an amount equal to the per share price to investors of the shares of Mandatorily Convertible Preferred Stock plus accrued and unpaid dividends thereon, out of the assets of Premier available for distribution to stockholders, before any distribution of assets is made to holders of junior ranking stock upon liquidation, dissolution or winding up.

    VOTING RIGHTS. The holders of shares of Mandatorily Convertible Preferred Stock shall not be entitled to any voting rights, except as required by applicable state law and as described below.

    In the event that dividends on the shares of Mandatorily Convertible Preferred Stock or any other series of Preferred Stock shall be in arrears and unpaid for six quarterly dividend periods, or if any other series of Preferred Stock shall be entitled for any other reason to exercise voting rights, separate from the Common Stock, to elect any Directors of Premier ("Preferred Stock Directors"), the holders of the shares of Mandatorily Convertible Preferred Stock, will be entitled to vote for the election of two Preferred Stock Directors, such Directors to be in addition to the number of Directors constituting the Board of Directors immediately prior to the accrual of such right.

    Premier will not, without the approval of the holders of at least 66 2/3 percent of all the shares of Mandatorily Convertible Preferred Stock then outstanding: (i) amend, alter, or repeal any of the provisions of the Certificate of Incorporation or the By-laws of the Company so as to affect adversely the powers, preferences, or rights of the holders of the shares of Mandatorily Convertible Preferred Stock then outstanding or reduce the minimum time required for any notice to which only the holders of the shares of Mandatorily Convertible Preferred Stock then outstanding may be entitled; (ii) create any series of preferred stock ranking prior to the shares of Mandatorily Convertible Preferred Stock as to payment of dividends or the distribution of assets upon liquidation; or (iii) authorize or create, or increase the authorized amount of, any capital stock, or any security convertible into capital stock, of any class ranking prior to the shares of Mandatorily Convertible Preferred Stock as to payment of dividends or the distribution of assets upon liquidation.

    Holders of shares of Mandatorily Convertible Preferred Stock have no preemptive rights.

    SELLER PREFERRED STOCK

    In connection with the Six Flags Acquisition, Premier will issue to the
Sellers up to       Seller Depositary Shares for up to $200 million of Seller
Preferred Stock. The Company has the right to pay cash in lieu of all or a portion of such shares, provided that if any Seller Depositary Shares are issued to the

Sellers not less than   shares (representing not less than $100 million of the
Capital Stock Consideration must be issued). The following is a summary of the terms of the Seller Preferred Stock.

    DIVIDENDS. Subject to the terms of the New Premier Notes, holders of shares of the Seller Preferred Stock will be entitled to receive annually, cash dividends out of funds of the Company legally available for payment, at an
annual rate of    % of the $         liquidation value (the "Liquidation Value")
per share. Dividends will be cumulative from the date of original issuance of the Seller Preferred Stock. The Seller Preferred Stock will rank PARI PASSU as to dividends with the Mandatorily Convertible Preferred Stock and have priority as to dividends over the Common Stock and any other series or class of Premier's stock hereafter issued.

    LIQUIDATION RIGHTS. In case of the voluntary or involuntary liquidation, dissolution or winding up of Premier, holders of shares of Seller Preferred Stock are entitled to receive the amount equal to the Liquidation Value thereof, plus an amount equal to any accrued and unpaid dividends to the payment date, before any payment or distribution is made to the holders of Common Stock or any other series or class of Premier's stock hereafter issued which ranks junior as to liquidations rights to the Seller Preferred Stock. The Seller Preferred Stock will rank PARI PASSU as to liquidation with the Mandatorily Convertible Preferred Stock.

    VOTING RIGHTS. The holders of each share of the Seller Preferred Stock shall not be entitled to any voting rights, except as required by Delaware law and except in certain circumstances involving the default by Premier in the payment of dividends, the authorization of securities having a preference over the Seller Preferred Stock, charter amendments materially affecting the rights of the holders or the merger or consolidation of Premier.

    CONVERSION RIGHTS. Shares of the Seller Preferred Stock (and thereby the Seller Depositary Shares) will be convertible, in whole or in part, at any time, at the option of the holder into shares of Common Stock at a conversion price of
$         per share of Common Stock, subject to adjustment as described below.
The holders of Seller Preferred Stock will be entitled at any time after the 90th day following the date of issuance to convert their shares of Convertible Preferred Stock into Common Stock at an initial conversion price equal to
      % of the weighted average of the trading prices for all of the sales of the Common Stock on the NYSE for the 20 consecutive trading days ending on the third trading day prior to the issuance of the Seller Preferred Stock, subject to adjustment in certain circumstances, including the payment of a stock dividend on shares of the Common Stock, combinations and subdivisions of the Common Stock, certain reclassifications of the Common Stock, the issuance to Premier's stockholders of rights or warrants to subscribe for or purchase shares of Common Stock at a price per share less than the then-current market price (determined as provided in the Certificate of Designation of the Seller Preferred Stock) of the Common Stock and certain cash dividends and distributions of evidences of indebtedness or assets to holders of certain of Premier's capital stock.

    The depositary shares representing shares of Seller Preferred Stock may be voluntarily converted by the holders thereof upon the same terms and conditions as the Seller Preferred Stock represented by such depositary shares, adjusted to reflect the fact that the depositary shares represent a one-five hundredth interest of a share of Seller Preferred Stock.

    OPTIONAL REDEMPTION BY PREMIER. Shares of Seller Preferred Stock will not be redeemable prior to 2001. On or after such date, the shares of Seller Preferred Stock will be redeemable at the option of the Company, in whole or in part, at any time or from time to time on not less than 30 nor more than 60 days notice by mail, at the redemption prices set forth below, in each case, plus an amount equal to the sum of all accrued and unpaid dividends to the redemption date:

       IF REDEEMED DURING THE TWELVE-MONTH          REDEMPTION PRICE PER  REDEMPTION PRICE PER
               PERIOD BEGINNING ON                    PREFERRED SHARE       DEPOSITARY SHARE
--------------------------------------------------  --------------------  --------------------
2001..............................................
2002..............................................
2003..............................................
2004..............................................
2005..............................................
2006..............................................
200[ ] and thereafter.............................

    MANDATORY REDEMPTION BY PREMIER. On the twelfth anniversary of the date of issuance of the Seller Preferred Stock, Premier must redeem all outstanding shares at the Liquidation Value, plus accrued and unpaid dividends thereon to the date of redemption.

    The holders of the shares of the Seller Preferred Stock have no preemptive rights with respect to any shares of capital stock of Premier or any other securities of Premier convertible into or carrying rights or options to purchase any such shares.

                                  UNDERWRITING

    The Company has entered into an Underwriting Agreement (the form of which has been filed as an exhibit to Registration Statement of which this Prospectus
is a part) dated       , 1998 (the "Underwriting Agreement"), with the
underwriters named below (the "Underwriters") pursuant to which, on the terms and subject to the conditions thereof, the Company has agreed to sell to the Underwriters and the Underwriters have agreed to purchase from the Company, the aggregate principal amount of SFEC Senior Notes set forth opposite their names below:

                                                                                     PRINCIPAL AMOUNT
                                                                                          OF SFEC
UNDERWRITERS                                                                           SENIOR NOTES
---------------------------------------------------------------------------------  ---------------------
Lehman Brothers Inc..............................................................     $
Salomon Brothers Inc.............................................................
                                                                                   ---------------------
  Total..........................................................................     $   170,000,000
                                                                                   ---------------------
                                                                                   ---------------------

    The Underwriting Agreement provides that the obligation of each Underwriter to pay for and accept delivery of the SFEC Senior Notes is subject to certain conditions, including delivery of certain legal opinions by their counsel. Subject to the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the SFEC Senior Notes if any are taken. The Closing of the Offering is conditioned upon the closing of each of the Offerings and each of the Six Flags Transactions.

    The Company has been advised by the Underwriters that they propose to offer the SFEC Senior Notes offered hereby initially at the public offering price set forth on the cover page of this Prospectus and to certain selected dealers (who may include the Underwriters) at such public offering price less a concession
not to exceed    % of the aggregate principal amount at maturity of the SFEC
Senior Notes. The Underwriters or such selected dealers may reallow a commission
to certain other dealers not to exceed    % of the aggregate principal amount at
maturity of the SFEC Senior Notes. After the initial public offering of the SFEC Senior Notes, the public offering price, the concession to selected dealers and the reallowance to the other dealers may be changed by the Underwriters.

    The Underwriting Agreement provides that the Company and its operating subsidiaries (including Six Flags) and Premier will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and will contribute to payments the Underwriters may be required to make in respect hereof.

    The Company does not intend to list the SFEC Senior Notes on any national securities exchange or to seek the admission thereof to trading on the NASDAQ National Market System. The Company has been advised by the Underwriters that following the completion of the Offering, the Underwriters currently intend to make a market in the SFEC Senior Notes. However, the Underwriters are not obligated to do so. Any market making activities with respect to the Company Notes may be discontinued at any time without notice. In addition, such market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. See "Risk Factors--Absence of Public Market."

    In connection with the Offering, the Underwriters may engage in certain transactions that stabilize the price of the SFEC Senior Notes. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the SFEC Senior Notes. If the Underwriters create a short position in the SFEC Senior Notes in connection with the Offering (i.e., if they sell more SFEC Senior Notes than are set forth on the cover page of this Prospectus) the Underwriters may reduce that short position by purchasing SFEC Senior Notes in open market.

    In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases.

    Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Company Notes. In addition, neither the Company nor any of the Underwriters makes any representation that anyone will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

    Each of Lehman Brothers and Smith Barney Inc. (predecessor to Salomon Smith Barney) has from time to time provided certain investment banking services to the Company and Premier and their respective affiliates for which they have received customary fees. LBI Group Inc., an affiliate of Lehman Brothers is party to a financing commitment provided to Premier in connection with the Six Flags Transactions and has received customary fees in connection therewith. In addition, Lehman Brothers and Smith Barney Inc. acted as underwriters of Premier's 1996 and 1997 public offerings and are acting as underwriters in connection with the Concurrent Offerings and will receive customary fees in connection therewith. An affiliate of Lehman Brothers is a lender under each of the Credit Facilities.

                                 LEGAL MATTERS

    The validity of the SFEC Senior Notes offered hereby and certain legal matters in connection with the Offering will be passed upon for the Company by Baer Marks & Upham LLP, New York, New York. The Underwriters are being represented by Latham & Watkins, New York, New York.

                                    EXPERTS

    The financial statements of the Company at December 28, 1997 and December 29, 1996, and for the three years ended December 28, 1997, December 29, 1996 and December 31, 1995, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    The consolidated financial statements of Premier as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, are incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

    The financial statements of Elitch Gardens Company at December 31, 1995 and 1994, and for the year ended December 31, 1995 and the period from May 31, 1994 (date of inception) through December 31, 1994, appearing in Premier's Registration Statement (Form S-2 No. 333-16573) have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph with respect to that company's ability to continue as a going concern) and are incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    The financial statements of The Great Escape as of October 31, 1995 and 1994, and for the years then ended, included in Premier's Registration Statement (Form S-2 No. 333-16573) portions of which are incorporated by reference herein are incorporated herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, included in the Form S-2, and upon the authority of said firm as experts in accounting and auditing.

    The consolidated financial statements of Stuart Amusement Company as of September 30, 1996 and 1995, and for each of the years in the three-year period ended September 30, 1996, included in Premier's Registration Statement (Form S-2 No. 333-16573) portions of which are incorporated by reference herein are incorporated herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, included in the Form S-2, and upon the authority of said firm as experts in accounting and auditing.

    The financial statements of Kentucky Kingdom, Inc. at November 2, 1997 and for the 52-week period then ended, appearing in Premier's Form 8-K dated November 7, 1997, as amended, which is incorporated by reference herein are incorporated herein in reliance upon the report of Carpenter Mountjoy & Bressler, independent certified public accountants, included in the Form 8-K and upon the authority of said firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------

Six Flags Entertainment Corporation:

Report of Independent Auditors.............................................................................        F-2

Consolidated Statements of Operations......................................................................        F-3

Consolidated Balance Sheets................................................................................        F-4

Consolidated Statements of Stockholders' Equity (Deficit)..................................................        F-5

Consolidated Statements of Cash Flows......................................................................        F-6

Notes to Consolidated Financial Statements.................................................................        F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Six Flags Entertainment Corporation

    We have audited the accompanying consolidated balance sheets of Six Flags Entertainment Corporation as of December 28, 1997 and December 29, 1996 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 28, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Six Flags Entertainment Corporation at December 28, 1997 and December 29, 1996 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 28, 1997 in conformity with generally accepted accounting principles.

                                                               ERNST & YOUNG LLP

New York, New York
February 14, 1998

                      SIX FLAGS ENTERTAINMENT CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

 FOR THE YEARS ENDED DECEMBER 28, 1997, DECEMBER 29, 1996 AND DECEMBER 31, 1995
                                 (IN THOUSANDS)

                                                                                  1995        1996        1997
                                                                               ----------  ----------  ----------
Revenues:
Operating services...........................................................  $  366,665  $  405,558  $  427,569
Sales of products............................................................     255,030     268,150     271,046
Other........................................................................       7,762       7,168      10,051
                                                                               ----------  ----------  ----------
                                                                                  629,457     680,876     708,666
                                                                               ----------  ----------  ----------
Costs and expenses:
Operating, general and administrative expenses...............................     388,137     419,756     443,359
Cost of products sold........................................................      91,138     105,988     101,239
Depreciation.................................................................      51,848      55,090      58,902
Amortization.................................................................      31,596      32,327      25,591
Interest, net................................................................      63,282      76,530      84,430
Minority interest............................................................      --           1,297      (1,147)
                                                                               ----------  ----------  ----------
                                                                                  626,001     690,988     712,374
                                                                               ----------  ----------  ----------
Income (loss) before income taxes............................................       3,456     (10,112)     (3,708)
Income tax expense...........................................................       6,743       5,137      --
                                                                               ----------  ----------  ----------
Net loss.....................................................................  $   (3,287) $  (15,249) $   (3,708)
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

                See notes to consolidated financial statements.

                      SIX FLAGS ENTERTAINMENT CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                 AS OF DECEMBER 28, 1997 AND DECEMBER 29, 1996
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                               1996        1997
                                                                                            ----------  ----------
ASSETS
Current assets:
Cash and cash equivalents.................................................................  $   45,587  $   16,805
Receivables, net..........................................................................       6,559       3,258
Receivable from affiliate.................................................................      --           4,000
Inventories, net..........................................................................      13,526      14,338
Maintenance supplies......................................................................       6,620       8,051
Prepaid expenses and other current assets.................................................       4,150       3,848
                                                                                            ----------  ----------
Total current assets......................................................................      76,442      50,300
Property and equipment, net...............................................................     489,068     492,137
Investment in co-venture parks, net.......................................................      19,135      78,370
Excess of cost over net assets acquired, net..............................................     205,117     196,928
Deferred financing costs, net.............................................................      24,278      20,171
Other assets, net.........................................................................      12,727      26,784
                                                                                            ----------  ----------
Total assets..............................................................................  $  826,767  $  864,690
                                                                                            ----------  ----------
                                                                                            ----------  ----------
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable..........................................................................  $   29,518  $   21,055
Accrued liabilities.......................................................................      49,885      43,390
Current portion of long-term debt.........................................................      38,332      26,130
Short-term borrowings.....................................................................       1,585      30,503
                                                                                            ----------  ----------
Total current liabilities.................................................................     119,320     121,078
Long-term debt............................................................................     714,993     753,369
Other long-term liabilities...............................................................      14,728      12,420
Minority interest.........................................................................       1,297         150
Commitments and contingencies
Stockholders' Deficit:
Class A Convertible Preferred Stock ($.01 par value per share: 6,100,000 shares authorized; 5,100,000 shares issued and outstanding at December 28, 1997 and December
  29, 1996; $273,499 and $243,572 aggregate liquidation preference at December 28, 1997
  and December 29, 1996, respectively)....................................................          51          51
Class B Convertible Preferred Stock ($.01 par value per share; 4,900,000 shares authorized, issued and outstanding at December 28, 1997 and December 29, 1996; $196,000
  aggregate liquidation preference at December 28, 1997 and December 29, 1996)............          49          49
Class A Common Stock ($.01 par value per share; 6,100,000 shares authorized; 51 shares
  issued and outstanding at December 28, 1997 and December 29, 1996)......................      --          --
Class B Common Stock ($.01 par value per share: 20,000,000 shares authorized; 49 shares
  issued and outstanding at December 28, 1997 and December 29, 1996)......................      --          --
Additional paid-in capital................................................................      35,983      40,217
Accumulated deficit.......................................................................     (56,159)    (59,867)
Unearned compensation reserved stock awards...............................................      (3,495)     (2,777)
                                                                                            ----------  ----------
Total stockholders' deficit...............................................................     (23,571)    (22,327)
                                                                                            ----------  ----------
Total liabilities and stockholders' deficit...............................................  $  826,767  $  864,690
                                                                                            ----------  ----------
                                                                                            ----------  ----------

                See notes to consolidated financial statements.

                      SIX FLAGS ENTERTAINMENT CORPORATION

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 28, 1997, DECEMBER 29, 1996, AND DECEMBER 31, 1995
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                 PREFERRED STOCK A       PREFERRED STOCK B           COMMON STOCK        ADDITIONAL
                               ----------------------  ----------------------  ------------------------    PAID-IN    ACCUMULATED
                                SHARES      AMOUNT      SHARES      AMOUNT       SHARES       AMOUNT       CAPITAL      DEFICIT
                               ---------  -----------  ---------  -----------  -----------  -----------  -----------  ------------
Balance at January 1, 1995...     --       $  --          --       $  --              300    $  --        $ 122,320    $  (37,623)
Net loss.....................     --          --          --          --           --           --           --            (3,287)
1995 Refinancing.............     --          --          --          --           --           --          (90,843)       --
1995 Recapitalization........  5,100,000          51   4,900,000          49         (200)      --             (100)       --
Reserved stock awards........     --          --          --          --           --           --            4,372        --
Amortization of unearned
  compensation...............     --          --          --          --           --           --           --            --
                               ---------       -----   ---------       -----          ---        -----   -----------  ------------
Balance at December 31,
  1995.......................  5,100,000          51   4,900,000          49          100       --           35,749       (40,910)
Net loss.....................     --          --          --          --           --           --           --           (15,249)
Reserved stock awards........     --          --          --          --           --           --              234        --
Amortization of unearned
  compensation...............     --          --          --          --           --           --           --            --
                               ---------       -----   ---------       -----          ---        -----   -----------  ------------
Balance at December 29,
  1996.......................  5,100,000          51   4,900,000          49          100       --           35,983       (56,159)
Net loss.....................     --          --          --          --           --           --           --            (3,708)
Reserved stock awards........     --          --          --          --           --           --              234        --
Amortization of unearned
  compensation...............     --          --          --          --           --           --           --            --
Capital contribution.........     --          --          --          --           --           --            4,000        --
                               ---------       -----   ---------       -----          ---        -----   -----------  ------------
Balance at December 28,
  1997.......................  5,100,000   $      51   4,900,000   $      49          100    $  --        $  40,217    $  (59,867)
                               ---------       -----   ---------       -----          ---        -----   -----------  ------------
                               ---------       -----   ---------       -----          ---        -----   -----------  ------------

                                                STOCKHOLDERS'
                                  UNEARNED         EQUITY
                                COMPENSATION      (DEFICIT)
                               ---------------  -------------
Balance at January 1, 1995...     $  --           $  84,697
Net loss.....................        --              (3,287)
1995 Refinancing.............        --             (90,843)
1995 Recapitalization........        --              --
Reserved stock awards........        (4,372)         --
Amortization of unearned
  compensation...............           220             220
                                    -------     -------------
Balance at December 31,
  1995.......................        (4,152)         (9,213)
Net loss.....................        --             (15,249)
Reserved stock awards........          (234)         --
Amortization of unearned
  compensation...............           891             891
                                    -------     -------------
Balance at December 29,
  1996.......................        (3,495)        (23,571)
Net loss.....................        --              (3,708)
Reserved stock awards........          (234)         --
Amortization of unearned
  compensation...............           952             952
Capital contribution.........        --               4,000
                                    -------     -------------
Balance at December 28,
  1997.......................     $  (2,777)      $ (22,327)
                                    -------     -------------
                                    -------     -------------

                See notes to consolidated financial statements.

                      SIX FLAGS ENTERTAINMENT CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

 FOR THE YEARS ENDED DECEMBER 28, 1997, DECEMBER 29, 1996 AND DECEMBER 31, 1995
                                 (IN THOUSANDS)

                                                                                  1995         1996        1997
                                                                               -----------  ----------  ----------
OPERATING ACTIVITIES:
Net loss.....................................................................  $    (3,287) $  (15,249) $   (3,708)
Adjustments to reconcile net loss to net cash provided by operating activities:
  Depreciation and amortization..............................................       83,444      87,417      84,493
  Noncash interest expense...................................................       26,998      43,688      48,552
  Minority interest..........................................................      --            1,297      (1,147)
  Inventory reserve..........................................................      --            1,077      --
  Deferred income taxes......................................................          806       5,137      --
Changes in current assets and liabilities:
  Receivables................................................................        3,068         401       3,301
  Inventories................................................................       (1,518)     (3,648)       (812)
  Maintenance supplies.......................................................         (303)       (914)     (1,431)
  Prepaid expenses and other current assets..................................       (1,308)         43         302
  Accounts payable and accrued liabilities...................................       17,820       9,286     (14,958)
Other, net...................................................................       (1,133)         67      (4,289)
                                                                               -----------  ----------  ----------
Net cash provided by operating activities....................................      124,587     128,602     110,303
                                                                               -----------  ----------  ----------
INVESTING ACTIVITIES:
Investment in co-venture parks...............................................       (8,729)     (5,548)    (10,654)
Cost of acquisitions, including real estate held for development.............      (39,593)     --          --
Purchase of co-venture limited partnership units.............................      --           --         (62,678)
Prepayment of SFOT partnership obligation....................................      --           --         (10,725)
Purchase of property and equipment...........................................      (45,578)    (75,627)    (67,675)
Proceeds from sale of land and property......................................      --           --           2,000
                                                                               -----------  ----------  ----------
Net cash used in investing activities........................................      (93,900)    (81,175)   (149,732)
                                                                               -----------  ----------  ----------
FINANCING ACTIVITIES:
Net proceeds from related party debt.........................................       65,969      --          --
Proceeds from revolving lines of credit......................................        2,205      41,673      97,936
Payments on revolving lines of credit........................................       (2,124)    (40,881)    (58,521)
Payments on term loans.......................................................      (55,500)    (53,000)    (59,000)
Proceeds from other debt.....................................................      --           --          30,232
                                                                               -----------  ----------  ----------
Net cash provided by (used in) financing activities..........................       10,550     (52,208)     10,647
                                                                               -----------  ----------  ----------
Increase (decrease) in cash and cash equivalents.............................       41,237      (4,781)    (28,782)
Cash and cash equivalents at beginning of year...............................        9,131      50,368      45,587
                                                                               -----------  ----------  ----------
Cash and cash equivalents at end of year.....................................  $    50,368  $   45,587  $   16,805
                                                                               -----------  ----------  ----------
                                                                               -----------  ----------  ----------

                See notes to consolidated financial statements.

                      SIX FLAGS ENTERTAINMENT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

BASIS OF PRESENTATION

    Six Flags Entertainment Corporation ("SFEC", and together with its subsidiaries, the "Company"), a Delaware corporation, was formed in 1991 to effect the acquisition of S.F. Holdings, Inc. ("Holdings") and its subsidiary Six Flags Theme Parks Inc. ("Six Flags"). The Company owns 100% of the Common Stock of Holdings, which owns 100% of the Common Stock of Six Flags. Prior to June 23, 1995, the Company was wholly owned by Time Warner Entertainment Company, L.P., a Delaware limited partnership ("TWE"). On June 23, 1995, TWE caused the Company to undergo a recapitalization and TWE sold 51% of its interest in the Company to an investor group (the "Investor Group") led by Boston Ventures Management, Inc., a private investment management firm (the "1995 Recapitalization"). In connection with the 1995 Recapitalization, the Company consummated a series of transactions (the "1995 Refinancing", together with the 1995 Recapitalization, the "1995 Refinancing and Recapitalization").

    SFEC and Holdings are holding companies which have no significant operations independent of their ownership of Six Flags. Accordingly, the consolidated financial statements of the Company consist principally of the assets, liabilities, operations and cash flows of Six Flags. All significant intercompany accounts and transactions have been eliminated. Certain amounts have been reclassified to conform to the current year presentation.

    Six Flags operates twelve "Six Flags" branded theme parks in eight locations throughout the United States. Nine of the theme parks--Six Flags Great Adventure and Wild Safari Animal Park (New York-Philadelphia), Six Flags Great America (Chicago-Milwaukee), Six Flags Magic Mountain and Six Flags Hurricane Harbor (Los Angeles) (collectively "Six Flags California"), Six Flags Astroworld and Six Flags Waterworld (Houston) (collectively "Six Flags Houston"), Six Flags St. Louis (St. Louis) and Six Flags Hurricane Harbor (Dallas-Ft. Worth)--are owned directly by Six Flags. Six Flags Fiesta Texas located in San Antonio, Texas is leased by a limited partnership of which a subsidiary of Six Flags is a general partner and manages the park. Two parks--Six Flags Over Texas (Dallas-Ft. Worth) and Six Flags Over Georgia (Atlanta)--are operated by Six Flags pursuant to partnership agreements (the "co-venture parks"). Six Flags Over Texas is owned by a limited partnership ("Texas Flags") of which the managing general partner is a wholly-owned subsidiary of Six Flags. Six Flags Over Georgia is owned by a limited partnership of which the managing general partner is SFOG II, Inc., a Delaware corporation which is a wholly-owned subsidiary of SFEC ("SFOG II"). The Company has entered into new partnership agreements for the management of Six Flags Over Georgia and Six Flags Over Texas through 2026 and 2027, respectively. See the Investment In Co-venture Parks footnote for a description of these new agreements.

    In March 1996, Six Flags completed arrangements pursuant to which Six Flags, through wholly-owned subsidiaries, manages the Fiesta Texas theme park located in San Antonio, Texas ("Fiesta Park"). The Fiesta Park, which is owned by a subsidiary of La Cantera Development Company ("La Cantera"), an affiliate of United Service Automobile Association ("USAA"), was leased to a newly formed limited partnership (the "Fiesta Partnership") in which Six Flags, acting through wholly-owned subsidiaries (the "Six Flags GP"), is a general partner with an approximate 60% equity interest. La Cantera is the limited partner with a 40% equity interest. In connection with these arrangements, the Fiesta Partnership obtained an option to purchase the tangible and intangible assets related to the Fiesta Park as well as the limited partner's interest in the Fiesta Partnership. In addition, Six Flags GP receives an annual management fee and intellectual property fee in connection with the management of the Fiesta Park. The management fee is based on revenues for 1996 and 1997 and will be based on operating profit thereafter. The intellectual property fee is based on revenues.

                      SIX FLAGS ENTERTAINMENT CORPORATION

    Six Flags' consolidated results for 1996 include a full year of Fiesta Park's operations. The following unaudited proforma financial information for the 1995 fiscal year gives effect to consolidation of Fiesta Park as if it had occurred at the beginning of the 1995 fiscal year. These proforma results are not necessarily indicative of what the results would have been had Six Flags actually managed the park during 1995. Proforma revenues and net loss would have been $672 million and $8.6 million, respectively, if the consolidation of the Fiesta Park occurred at the beginning of the 1995 fiscal year.

    The 1997, 1996, and 1995 fiscal years each consisted of 52 weeks. The 1997 fiscal year ended on December 28, 1997, while the 1996 and 1995 fiscal years ended on December 29, 1996 and December 31, 1995, respectively.

1995 REFINANCING AND RECAPITALIZATION

    The 1995 Refinancing and Recapitalization was effected through the following transactions consummated in June 1995:

    1. SFEC effected a recapitalization (the "Recapitalization") pursuant to which its Common Stock (all of which was owned by TWE) was recapitalized into shares of Class A Convertible Preferred Stock (representing approximately 51% of the equity), Class B Convertible Preferred Stock (representing approximately 49% of the equity) and Common Stock (the "SFEC Common Stock"), which has nominal value.

    2. TWE sold to the Investor Group all of the outstanding shares of SFEC's Class A Convertible Preferred Stock and 51% of the outstanding shares of the SFEC Common Stock.

    3. Six Flags borrowed $475.0 million on a term basis pursuant to a credit agreement dated as of June 23, 1995 (the "Credit Agreement") with a group of banks.

    4. Six Flags issued $285.0 million aggregate principal amount of 12.25% Senior Subordinated Discount Notes due 2005 (the "12.25% Notes") at an aggregate issue price of $200.0 million.

    5. Six Flags paid TWE $640 million in connection with (i) the repurchase of all assets previously sold to TWE as part of the sale and leaseback transactions, (ii) the repayment of intercompany indebtedness and related accrued interest, (iii) a payment as required under a license agreement entered into with TWE and (iv) a payment in consideration of TWE entering into a non-competition agreement for the benefit of the Company. The total amount paid to TWE in excess of the outstanding indebtedness to TWE has been accounted for as an equity transaction.

    6. Six Flags incurred approximately $27.5 million in deferred financing fees and approximately $7.5 million in transaction fees related to the 1995 Refinancing and Recapitalization. The amount paid for transaction fees has been accounted for as an equity transaction. In addition, the 2% participation in a trust, which holds all TWE-owned aircraft, ceased upon the consummation of the 1995 Refinancing and Recapitalization. The elimination of the remaining net book value of this 2% interest (approximately $1.8 million) has been accounted for as an equity transaction.

ACCOUNTING AND FINANCIAL REPORTING POLICIES

REVENUES AND EXPENSES

    Operating services revenue consists primarily of theme park admissions and parking, corporate sponsorships and other in-park services. Sales of products consist primarily of revenues from the in-park sales of food and beverages, merchandise, gifts and souvenirs, games of skill and gasoline. Operating

                      SIX FLAGS ENTERTAINMENT CORPORATION
expenses consist of theme park employee compensation and benefits (approximately 50%) and advertising media and production (approximately 10%-15%). Park maintenance materials and services, utilities, operating supplies, insurance and other operating service costs account for the remainder. Cost of products sold consists of the cost of food and beverages, gifts and souvenirs, games of skill prizes and gasoline sold. During 1997, the Company reversed approximately $7.3 million of expense accruals no longer deemed necessary. Such amounts have been reflected as expense reductions of $0.7 million in cost of products sold, and $6.6 million in operating, general and administrative expenses in the current year statement of operations.

INCOME TAXES

    The Company uses the liability method of accounting for income taxes required by FASB Statement No. 109, "Accounting for Income Taxes".

CASH EQUIVALENTS

    Cash equivalents consist of short-term, highly liquid investments purchased with a maturity date of three months or less.

INVENTORIES

    Inventories, primarily products held for resale, are valued at the lower of cost or market. Cost is determined principally using the first-in, first-out method.

OFF-SEASON EXPENSES

    Theme park operations are highly seasonal with substantially all revenues being generated in the second and third quarters. Such revenues are recognized when earned, while cost of products sold, general and administrative expenses, interest on debt and income taxes are recognized when incurred. All other interim period costs related to park operations are considered off-season expenses and are charged to interim periods based upon estimated annual revenues. No costs are deferred at the end of a fiscal year.

PROPERTY AND EQUIPMENT

    Property and equipment, which includes land, rides and attractions, buildings and improvements, and other (principally machinery and equipment) are stated at cost (fair value at the date of acquisition). Depreciation is computed for financial reporting purposes using the straight-line method over the estimated useful lives of the assets. The estimated lives used in computing depreciation are:

Rides and attractions........................................  3 to 25 years
                                                               10 to 33
Buildings and improvements...................................  years
Other........................................................  3 to 15 years

INVESTMENT IN CO-VENTURE PARKS

    The Company, through two subsidiaries, is the general partner in two theme park limited partnerships. The Company accounts for the parks as co-ventures, i.e., the revenues and expenses (excluding partnership depreciation) are included in the Company's consolidated statements of operations and the net amounts distributed to the limited partners are deducted as expenses. Except for the limited partnership units purchased pursuant to the tender offer, the Company has no rights or title to the co-

                      SIX FLAGS ENTERTAINMENT CORPORATION
venture park assets or to the proceeds from any sale of the co-venture park's assets. Accordingly, the Company's consolidated balance sheets do not include any of the co-venture parks' assets. The investment in co-venture parks included in the consolidated balance sheets represents (i) the Company's interest in the estimated future cash flows from the operations of the co-venture parks and is amortized over the life of the partnership agreements, and (ii) the value of Limited Partnership units purchased pursuant to the SFOG tender offer. The co-venture parks contributed revenues of $176.8 million, $152.0 million and $160.6 million to the Company in the fiscal years 1997, 1996 and 1995, respectively. See the Investment In Co-venture Parks footnote below for a description of the new agreements extending the management of Six Flags Over Georgia and Six Flags Over Texas, each for another 30-year term.

DEFERRED FINANCING COSTS

    Deferred financing costs consist of debt issuance costs incurred in connection with the Credit Agreement, the issuance of the 12.25% Notes and the issuance of the $192.3 million aggregate principal amount of Zero Coupon Senior Notes due 1999 (the "Zero Coupon Notes") in December 1992. Deferred financing costs are amortized over the life of the related debt. Accumulated amortization of deferred financing costs at December 28, 1997 and December 29, 1996 amounted to $12.0 million and $8.3 million, respectively.

EXCESS OF COST OVER NET ASSETS ACQUIRED

    The excess of cost over net assets acquired is amortized over periods not exceeding forty years using the straight-line method. Accumulated amortization at December 28, 1997 and December 29, 1996 amounted to $47.7 million and $39.6 million, respectively.

OTHER ASSETS

    Other assets consist primarily of intangible assets, which are amortized over periods of two to thirteen years using the straight-line method. Additionally, in 1997, other assets include a $10.7 million prepayment in accordance with the Texas Agreements. See Investment In Co-venture Parks footnote.

REVENUE RECOGNITION

    In general, the Company recognizes operating revenue from ticket sales when guests are admitted to the parks. Theme park operations are highly seasonal and substantially all revenues are generated in the second and third quarters of the fiscal year.

CONCENTRATIONS OF CREDIT RISKS

    Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents and receivables. The Company places its cash and cash equivalents with high credit, quality institutions and minimizes its credit risk exposure relating to receivables through formal credit policies and monitoring procedures.

FINANCIAL INSTRUMENTS

    The fair value of financial instruments, such as long-term debt, is disclosed when significantly different from the recorded values of such instruments in the consolidated balance sheets pursuant to FASB Statement No. 107, "Disclosure about Fair Value of Financial Instruments." The Company generally estimates the fair value of its long-term debt by using discounted cash flow analyses based on the

                      SIX FLAGS ENTERTAINMENT CORPORATION

Company's current borrowing rates for debt with similar maturities, or by quoted market prices for the same issues.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

IMPAIRMENT OF LONG-LIVED ASSETS

    The carrying value of long-lived assets, including intangibles, is reviewed if the facts and circumstances, such as significant declines in revenues, earnings or cash flows, or material adverse changes in the business climate, suggest that it may be impaired. Six Flags performs its review by comparing the book value relating to long-lived assets to the estimated future undiscounted cash flows relating to such long-lived assets. If any impairment in the value of the long-lived assets is indicated, the carrying value of the long-lived assets is adjusted to reflect such impairment calculated based on the discounted cash flows of the impaired assets or the assets fair value, as appropriate.

ADVERTISING

    Advertising costs are expensed as incurred or the first time the advertising takes place. The Company incurred advertising costs of approximately $61.1 million, $64.6 million and $53.4 million in the 1997, 1996 and 1995 fiscal years, respectively.

INVENTORIES

    Inventories at December 28, 1997 and December 29, 1996 consist of the following (in thousands):

                                                                            1996       1997
                                                                          ---------  ---------
Merchandise, gifts and souvenirs........................................  $  10,892  $  12,029
Food and beverages......................................................      1,242        948
Games...................................................................      1,158      1,133
Other...................................................................        234        228
                                                                          ---------  ---------
                                                                          $  13,526  $  14,338
                                                                          ---------  ---------
                                                                          ---------  ---------

                      SIX FLAGS ENTERTAINMENT CORPORATION

PROPERTY AND EQUIPMENT

    Property and equipment at December 28, 1997 and December 29, 1996 consist of the following (in thousands):

                                                                         1996         1997
                                                                      -----------  -----------
Land................................................................  $    55,218  $    50,582
Buildings and improvements..........................................      249,066      263,475
Rides and attractions...............................................      364,770      389,798
Other...............................................................        8,239        9,033
Construction in progress............................................       36,950       55,368
                                                                      -----------  -----------
                                                                          714,243      768,256
Less accumulated depreciation.......................................     (225,175)    (276,119)
                                                                      -----------  -----------
                                                                      $   489,068  $   492,137
                                                                      -----------  -----------
                                                                      -----------  -----------

INVESTMENT IN CO-VENTURE PARKS

    Changes in the investment in co-venture parks at December 28, 1997 and December 29, 1996 are as follows (in thousands):

                                                                           1996        1997
                                                                        ----------  ----------
Balance at beginning of period........................................  $   34,404  $   19,135
Capital additions made by the co-venture parks........................       5,436      16,147
Operations, net of distributions to the limited partners..............      18,603      18,633
Distributions to the Company..........................................     (18,491)    (24,126)
Amortization..........................................................     (20,817)    (11,515)
                                                                        ----------  ----------
                                                                            19,135      18,274
                                                                        ----------  ----------
Purchase of SFOG limited partnership units............................      --          62,678
Amortization..........................................................      --          (2,582)
                                                                        ----------  ----------
                                                                            --          60,096
                                                                        ----------  ----------
                                                                        $   19,135  $   78,370
                                                                        ----------  ----------
                                                                        ----------  ----------

                      SIX FLAGS ENTERTAINMENT CORPORATION

SIX FLAGS OVER GEORGIA

    On March 18, 1997, Six Flags, SFEC, Time Warner and TWE completed arrangements pursuant to which SFOG II will manage the Six Flags Over Georgia Park through 2026. Under the agreements governing the new arrangements (the "Georgia Agreements"), the Six Flags Over Georgia Park is owned by a newly formed limited partnership ("Six Flags Over Georgia II") of which SFOG II is the managing general partner.

    The key elements of the new arrangements are as follows: (i) the limited partner (which is not affiliated with Six Flags) will receive minimum annual distributions of $18.5 million in 1997, increasing each year thereafter in proportion to increases in the cost of living; thereafter, SFOG II will be entitled to receive from available cash (after provision for reasonable reserves and after capital expenditures per annum of approximately 6% of prior year revenues) a management fee equal to 3% of the prior year's gross revenues; and, thereafter, any additional available cash will be distributed 95% to SFOG II and 5% to the limited partner; (ii) in the second quarter of 1997, a subsidiary of Six Flags (the "Six Flags Subsidiary") and a subsidiary of SFEC (the "SFEC Subsidiary") made a tender offer for partnership interests ("SFOG LP Units") in Six Flags Fund, Ltd. (L.P.), which owns 99% of the limited partner of Six Flags Over Georgia II, that valued the Six Flags Over Georgia Park at $250 million (the "SFOG Tender Offer Price"); (iii) commencing in 1998, and on an annual basis thereafter, the Six Flags Subsidiary and the SFEC Subsidiary will offer to purchase additional SFOG LP Units at a price based on the greater of the SFOG Tender Offer Price or the EBITDA of the Six Flags Over Georgia Park for the prior four years (provided that no more than $50 million of such SFOG LP Units will be acquired by the Six Flags Subsidiary); and (iv) in 2026, Six Flags and its affiliates will have the option to acquire the Six Flags Over Georgia Park at a price based on the Tender Offer Price, increased in proportion to the increase in the cost of living between December 1996 and December 2026. SFEC, Six Flags, and TWE have guaranteed certain of the obligations (including the minimum annual distributions noted in (i) above) of SFOG II and Six Flags Over Georgia II under the Georgia Agreements, and in consideration therefor, SFOG II has agreed to assign to Six Flags at least 90% of the cash distributions it receives from time to time from Six Flags Over Georgia II. Six Flags continues to account for the Six Flags Over Georgia Park as a co-venture and includes the revenues and expenses of Six Flags Over Georgia II partnership (excluding partnership depreciation) in Six Flags' consolidated financial statements and deducts as expenses the net amounts distributed to the limited partners. As a result of entering into the Georgia Agreements, Six Flags expects a reduction in net income and net cash flow allocation from Six Flags Over Georgia II.

    On May 6, 1997, in connection with the closing of the tender offer described above, the Six Flags Subsidiary and the SFEC Subsidiary purchased approximately 17% and 8%, respectively, of SFOG LP Units for approximately $42.4 million and $20.3 million, respectively. The purchase of SFOG LP Units entitles each such purchaser the right to receive minimum annual distributions and any residual distributions (5% of available cash after the minimum annual distributions and management fee distributions) in proportion to the percentage amounts purchased. The purchase of SFOG LP Units by the Six Flags Subsidiary was financed through a drawdown on the Company's secured revolving line of credit available for acquisitions under the Credit Agreement and the purchase of SFOG LP Units by the SFEC Subsidiary was financed through loans from TWE, which were subsequently refinanced with demand loans from Chase. See Long-Term Debt footnote.

    In connection with the purchase of the SFOG LP Units, approximately $49.8 million of the excess of cost over net assets acquired associated with this investment is being amortized over 30 years. The net

                      SIX FLAGS ENTERTAINMENT CORPORATION
investment in SFOG LP Units is presented as part of the investment in co-venture parks. Accumulated amortization at December 28, 1997 amounted to $2.6 million.

SIX FLAGS OVER TEXAS

    On November 24, 1997, Six Flags, SFEC, Time Warner and TWE completed arrangements pursuant to which Six Flags Over Texas, Inc., a wholly-owned subsidiary of Six Flags ("SFOT"), will manage the Six Flags Over Texas Park through 2027. Under the agreements governing the new arrangements (the "Texas Agreements"), the Six Flags Over Texas Park will continue to be owned by Texas Flags Ltd., a limited partnership ("Six Flags Over Texas") of which SFOT is the managing general partner.

    The key elements of the new arrangements are as follows: (i) the limited partner (which is not affiliated with Six Flags) will receive minimum annual distributions of $27.7 million in 1998, increasing each year thereafter in proportion to increases in the cost of living; thereafter, SFOT II will be entitled to receive from available cash (after provision for reasonable reserves and after capital expenditures per annum of approximately 6% of prior year revenues) a management fee equal to 3% of the prior year's gross revenues; and, thereafter, any additional available cash will be distributed 92.5% to SFOT and 7.5% to the limited partner; (ii) in the first quarter of 1998, a subsidiary of Six Flags and a subsidiary of SFEC have commenced a tender offer for partnership interests ("SFOT LP Units") in Six Flags Over Texas, Ltd., which owns 99% of the limited partner of Six Flags Over Texas, that values the Six Flags Over Texas Park at the greater of $375 million or 8.5 times 1998 EBITDA of the Six Flags Over Texas Park (the "SFOT Tender Offer Price"); (iii) commencing in 1999, and on an annual basis thereafter, the Six Flags Subsidiary and the SFEC Subsidiary will offer to purchase additional SFOT LP Units at a price based on the EBITDA of the Six Flags Over Texas Park for the prior four years; and (iv) in 2027, Six Flags and its affiliates will have the option to acquire the Six Flags Over Texas Park at a price based on the SFOT Tender Offer Price, increased in proportion to the increase in the cost of living between December 1997 and December 2027. SFEC, Six Flags and TWE have guaranteed certain of the obligations (including the minimum annual distributions noted in (i) above) of SFOT under the Texas Agreements. Six Flags intends to continue to account for the Six Flags Over Texas Park as a co-venture and to include the revenues and expenses of Texas Flags partnership (excluding partnership depreciation) in Six Flags' consolidated financial statements and deduct as expenses the net amounts distributed to the limited partners. As a result of entering into the Texas Agreements, Six Flags expects a reduction in net income and net cash flow allocation from Texas Flags.

    In connection with the entering into the Texas Agreements, a subsidiary of SFEC loaned $10.7 million to Texas Flags Ltd. during December 1997 as a prepayment of its obligations under the Texas Agreements. This amount has been included in other assets, net as of December 28, 1997.

    The tender offer for SFOT LP Units commenced on January 23, 1998 and is expected to close on March 12, 1998. The Company will purchase these units through the SFEC Subsidiary and will finance the purchase of such units through loans from a syndicate of lenders.

                      SIX FLAGS ENTERTAINMENT CORPORATION

ACCRUED LIABILITIES

    Accrued liabilities at December 28, 1997 and December 29, 1996 consist of the following (in thousands):

                                                                            1996       1997
                                                                          ---------  ---------
Insurance...............................................................  $  15,867  $  15,608
Income taxes payable....................................................      4,036        557
Real estate and property taxes..........................................      2,983      3,352
Compensation and payroll taxes..........................................      7,920      8,728
Interest................................................................      2,741      3,431
Pension costs...........................................................      2,868        921
Deferred revenue........................................................      4,422      4,352
Other...................................................................      9,048      6,441
                                                                          ---------  ---------
                                                                          $  49,885  $  43,390
                                                                          ---------  ---------
                                                                          ---------  ---------

SHORT-TERM BORROWINGS

    Short-term borrowings at December 28, 1997 and December 29, 1996 consist of the following (in thousands):

                                                                             1996       1997
                                                                           ---------  ---------
8.5% Note payable to Chase Bank, due March 31, 1998......................  $  --      $  19,778
7.2% Note payable to TWE, due March 31, 1998.............................     --         10,725
Co-venture parks general partner line of credit..........................      1,585     --
                                                                           ---------  ---------
                                                                           $   1,585  $  30,503
                                                                           ---------  ---------
                                                                           ---------  ---------

    The proceeds from the note payable to Chase Bank were used to purchase approximately 8% of SFOG LP Units pursuant to the tender offer for such units. The proceeds from the TWE note payable were loaned to Texas Flags Ltd. in connection with the Texas Agreements. See Investment in Co-venture Parks footnote. The weighted average interest rate of short-term borrowings outstanding as of December 28, 1997 and December 29, 1996 was 8.5 % and 7.5%, respectively.

                      SIX FLAGS ENTERTAINMENT CORPORATION

LONG-TERM DEBT

    Long-term debt of the Company at December 28, 1997 and December 29, 1996 consists of the following (in thousands):

                                                                           1996        1997
                                                                        ----------  ----------
Credit Agreement, due through 2003, interest rates from 8.5% to
  9.13%...............................................................  $  366,500  $  348,500
12.25% Notes, due 2005, less unamortized discount of $15,075 and
  $45,328 at December 28, 1997 and December 29, 1996, respectively....     239,672     269,925
Zero Coupon Notes, due 1999, less unamortized discount of $31,176 and
  $45,097 at December 28, 1997 and December 29, 1996, respectively....     147,153     161,074
                                                                        ----------  ----------
                                                                           753,325     779,499
Less current portion..................................................     (38,332)    (26,130)
                                                                        ----------  ----------
                                                                        $  714,993  $  753,369
                                                                        ----------  ----------
                                                                        ----------  ----------

    The scheduled annual maturities of the Company's debt are as follows (in thousands):

1998..............................................................  $  26,130
1999..............................................................    216,074
2000..............................................................     65,000
2001..............................................................     60,000
2002..............................................................     39,870
Thereafter........................................................    372,425
                                                                    ---------
                                                                    $ 779,499
                                                                    ---------
                                                                    ---------

    CREDIT AGREEMENT

    In 1995, the Company entered into a $600 million Credit Agreement with a group of lenders. The Credit Agreement consists of a $345 million Tranche A Senior Secured Term Loan Facility (the "Tranche A Term Facility"), a $130 million Tranche B Senior Secured Term Loan Facility (the "Tranche B Term Facility")(together the "Term Facilities"), and a Senior Secured Revolving Credit Facility (the "Revolving Facility"). The Revolving Facility provides for revolving loans to the Company and the issuance of letters of credit for the account of the Company in an aggregate principal amount of up to $125 million, of which not more than $12 million may be represented by letters of credit. The interest rates per annum applicable to the Tranche A Term Facility and Revolving Facility are LIBOR plus 2.50%, as adjusted semi-annually. The interest rate per annum applicable to the Tranche B Term Facility is LIBOR plus 3.00%, as adjusted semi-annually. The amounts outstanding under the Term Facilities were $307.5 million at December 28, 1997. The amounts borrowed against the Revolving Facility as of December 28, 1997 were $41 million. At December 29, 1996, there were no amounts borrowed against the Revolving Facility. As of December 28, 1997, the Company had $9.3 million in letters of credit outstanding.

    Borrowings under the Tranche A Term Facility are payable as to principal in July and September of each year through 2001. Borrowings under the Tranche B Term Facility are payable in July and September

                      SIX FLAGS ENTERTAINMENT CORPORATION
of each year through 2002 and in June 23, 2003. The Company is required to make mandatory prepayments of loans, and letters of credit will be mandatorily reduced based on certain criteria, as defined in the Credit Agreement.

    At least once during the period from June 30 to August 31 in each fiscal year, the Company must repay all loans outstanding under the Revolving Facility in excess of an amount equal to the lesser of (a) $50.0 million and (b) the principal amount of loans then outstanding under the Revolving Facility that were used to finance related business acquisitions. The Company may not make drawings under the Revolving Facility for 30 consecutive days following the date of such repayment. During such period, the Company must also cause each co-venture park limited partnership to repay all amounts outstanding under their unsecured credit lines and not to make drawings thereunder for 30 consecutive days following the date of such repayment.

    The obligations of the Company under the Credit Agreement are unconditionally and irrevocably guaranteed by each of the Company's direct or indirect subsidiaries, other than the co-venture partnerships and certain special purpose subsidiaries. In addition, the Credit Agreement is secured by first priority security interests in all capital stock and other equity interests of the Company and its subsidiaries.

    The Company is required to pay a per annum fee equal to 2.50%, plus a fronting fee of 0.25%, of the aggregate face amount of outstanding letters of credit under the Revolving Facility and a per annum fee equal to 0.50% on the undrawn portion of the commitments in respect of the Revolving Facility. Commitment fees totaled $0.4 million, $0.6 million and $0.3 million in 1997, 1996 and 1995, respectively.

    The Credit Agreement contains a number of significant covenants that, among other things, restricts the ability of the Company to dispose of assets, incur additional indebtedness, repay other indebtedness, amend material agreements, pay dividends, create liens on assets, enter into leases, make investments or acquisitions, engage in mergers or consolidations, make capital expenditures, or engage in certain transactions with subsidiaries and affiliates and will otherwise restrict corporate activities. In addition, under the Credit Agreement the Company is required to comply with specified financial ratios and tests, including cash interest expense coverage, debt service coverage and debt to earnings ratios. The Credit Agreement also contains provisions that prohibit any modification of the indenture governing the Notes in any manner adverse to the lenders under the Credit Agreement and that limit the Company's ability to refinance the Notes without the consent of such lenders.

    In December 1995, the Company entered into no-cost interest rate collar transactions with certain lenders (or their affiliates) under the Credit Agreement. The interest rate collar transactions effectively protect against an increase in the three month LIBOR above 7% but limits the Company's ability to benefit from a decline in the three month LIBOR below 4.55% with respect to $172 million, $150 million and $130 million notional amounts of debt during the 1996, 1997 and 1998 fiscal years, respectively. Interest payments/receipts on these interest rate collar agreements will be made quarterly. No such payments/receipts occurred through December 28, 1997.

    The fair value of the Credit Agreement and related interest rate collar transactions approximated their carrying value as of December 28, 1997 and December 29, 1996.

    SENIOR SUBORDINATED DISCOUNT NOTES

    The Company issued the 12.25% Notes on June 23, 1995 (the "Issue Date") pursuant to an Indenture dated as of such date, among the Company, the Note Guarantors and United States Trust Company of New York, as trustee. In November 1995, the Company offered to exchange $285.0 million aggregate principal amount of its 12.25% Series A Senior Subordinated Discount Notes due 2005 (the "Series A

                      SIX FLAGS ENTERTAINMENT CORPORATION

Notes" and, together with the 12.25% Notes, the "Notes") for a like principal amount of its 12.25% Notes. The exchange offer expired on December 18, 1995, and $283.5 million aggregate principal amount of the Series A Notes were exchanged for an equal principal amount of 12.25% Notes. The Series A Notes are governed by the same indenture as, and are substantially identical to, the 12.25% Notes. However, unlike the 12.25% Notes, the Series A Notes were issued in a transaction registered under the Securities Act of 1933, as amended.

    The Notes are and will be unsecured senior subordinated obligations of Six Flags, limited to $285.0 million aggregate principal amount, maturing on June 15, 2005. The Notes will accrete in value for purposes of the Indenture until June 15, 1998, at which time the accreted value of the Notes will equal 100% of their principal amount ($285 million). Interest payable in cash will not accrue or be payable prior to June 15, 1998; thereafter, the accreted value of the Notes will no longer increase and cash interest will be payable semi-annually on June 15 and December 15 of each year, commencing December 15, 1998, at a rate of 12.25% per annum.

    The Notes will be redeemable, at the Company's option, in whole or in part, at any time on or after June 15, 2000 through maturity. If redeemed during the 12-month period commencing on June 15 of the years set forth below, the Company will be required to pay the following redemption prices:

PERIOD                                                                        REDEMPTION PRICE
----------------------------------------------------------------------------  ----------------
2000........................................................................         106.0%
2001........................................................................         104.0%
2002........................................................................         102.0%
2003 and thereafter.........................................................         100.0%

    In addition, at any time prior to June 15, 1998, the Company may, subject to certain requirements, redeem Notes having a principal amount of up to 35% of the original aggregate principal amount of the Notes with the net cash proceeds of one or more public equity offering by the Company at a redemption price equal to 112.25% of the accreted value of the Notes to be redeemed as of the redemption date; provided, however, that at least 65% of the original aggregate principal amount of the Notes must remain outstanding.

    The fair value of the Notes, estimated based on the quoted market prices, was $303.5 million and $230.1 million at December 28, 1997 and December 29, 1996, respectively.

    The Notes are guaranteed on an unsecured, senior subordinated basis by Six Flags Over Georgia, Inc., Six Flags Over Texas, Inc. and S.F. Partnership (the "Note Guarantors"), each of which is a wholly-owned subsidiary of the Company.

    ZERO COUPON NOTES

    The Zero Coupon Notes are unsecured obligations of the Company issued under an Indenture dated as of December 16, 1992, as amended, between the Company, TWE and the United States Trust Company of New York, as trustee (the "Indenture"). The Zero Coupon Notes may not be redeemed prior to maturity and there will be no periodic payments of interest over the life of the Zero Coupon Notes.

    TWE has unconditionally and irrevocably agreed that upon a failure by the Company to pay the principal amount of the Zero Coupon Notes upon maturity, or to pay the Accreted Value Amount (as defined in the Indenture) upon a declaration of acceleration following a Secondary Event of Default (as defined in the Indenture), TWE will offer to purchase the Zero Coupon Notes from the holders thereof at

                      SIX FLAGS ENTERTAINMENT CORPORATION
a predetermined price. TWE's obligation to make the offer to purchase will rank PARI PASSU with all other unsecured and unsubordinated obligations for money borrowed of TWE.

    The fair value of the Notes, estimated based on the quoted market prices, was $170.1 million and $154.3 million at December 28, 1997 and December 29, 1996, respectively.

STOCKHOLDERS' EQUITY

    Pursuant to the 1995 Refinancing and Recapitalization, the Company's outstanding equity consists of 5,100,000 shares of Class A Convertible Preferred Stock, par value $.01 per share, 4,900,000 shares of Class B Convertible Preferred Stock, par value $.01 per share, 51 shares of Class A Common Stock, par value $.01 per share ("Class A Common Stock"), and 49 shares of Class B Common Stock, par value $.01 per share ("Class B Common Stock"). The Class A Convertible Preferred Stock has a liquidation preference per share of $40 plus accrued and unpaid dividends to the liquidation date. Dividends accrue on the outstanding shares of Class A Convertible Preferred Stock on a daily basis at the rate of 12% per annum, compounded semi-annually on December 1 and June 1 of each year. Accrued and unpaid dividends for the Class A Convertible Preferred Stock were $69.5 million and $39.6 million at December 28, 1997 and December 29, 1996, respectively. The Class B Convertible Preferred Stock has a liquidation preference per share of $40. No dividends shall accrue on the Class B Convertible Preferred Stock. Members of the Investor Group own 51% of the equity of the Company, consisting of all of the outstanding shares of Class A Convertible Preferred Stock and Class A Common Stock, and TWE owns 49% of the equity of the Company, consisting of all of the outstanding shares of Class B Convertible Preferred Stock and Class B Common Stock. The Company's Class A Convertible Preferred Stock and Class A Common Stock are further divided into shares of voting stock (known as Class A-1 Convertible Preferred Stock and Class A-1 Common Stock, respectively) and non-voting stock (known as Class A-2 Convertible Preferred Stock and Class A-2 Common Stock, respectively). The non-voting shares of each such class were created for the benefit of certain regulated entities (each a "Regulated Holder") whose ability to own voting stock is restricted. Shares of Class A-1 Convertible Preferred Stock and Class A-1 Common Stock may be exchanged by a Regulated Holder on a share-for-share basis for non-voting shares of such class. Shares of Class A-2 Convertible Preferred Stock and Class A-2 Common Stock may be exchanged on a share-for-share basis for voting shares of each such class if such shares are held by a person other than by a Regulated Holder. Except for voting rights specifically accorded to a particular class under Delaware law, the shares of Class A-1 Common Stock and Class B Common Stock vote together as a single class on matters requiring stockholder action.

    The Company has entered into an Employment Agreement ("the Agreement") with an Executive (the "Executive") whereby the Company agrees to reserve for issuance a certain number of shares of Class B Common Stock (the "Reserved Shares"), as defined in the Agreement. The Reserved Shares will become vested on December 31, 2000, subject to the Executive's employment having continued through such date or prior thereto if certain events occur as defined in the Agreement. Upon vesting of the Reserved Shares, the Executive will be entitled to receive from the Company, in addition to the issued shares, any dividends or distributions had such shares been issued and outstanding at the time that such dividends or distributions were declared and paid as defined in the Agreement. The Company has recognized compensation expense related to the Reserved Shares during 1997 and 1996.

    Under the Agreement, the Executive was also granted options to purchase shares of the Company's Class B Common Stock. The options include an option to purchase an additional 163,936 shares of the Company's Class B Common Stock (the "Tranche 1 Option"), and a second option to purchase an additional 327,872 shares of the Company's Class B Common Stock (the "Tranche 2 Option"). The

                      SIX FLAGS ENTERTAINMENT CORPORATION
exercise price of the Tranche 1 Option is based on a September 1995 exercise price of $40.64 per share, increasing at a cumulative annual rate of 10%. The exercise price of the Tranche 2 Option is based on a September 1995 exercise price of $40.94, increasing at a cumulative annual rate of 15%. On each September 15 while the Executive is employed under Agreement, the number of shares of the Company's Class B Common Stock reserved for issuance under the terms of the Tranche 1 Option will decrease by 5,858.9 shares, at which time the Executive will be granted a like number of additional Reserved Shares. In addition, the Company granted additional options for the purchase of 327,872 shares of the Company's Class B Common Stock to members of management of the Company and its subsidiaries. The terms of these options will be similar to the Tranche 1 Option and Tranche 2 Option described above.

    The options become exercisable only if there is a triggering event, as defined in the stock option plan agreement. Accordingly, these stock options have been treated as if they were unissued due to the uncertainty regarding the Executive's and other management employees' ability to exercise such options.

    In 1995, the Financial Accounting Standards Board issued SFAS. No. 123, "Accounting for Stock-Based Compensation," which permits either recording the estimated value of stock-based compensation over the applicable vesting period or disclosing such cost in the notes to the financial statements. Six Flags has adopted the disclosure-only provisions of SFAS 123. Had compensation cost for the stock options been determined consistent with SFAS 123, the proforma effect would not be significant.

PENSION PLAN

    Six Flags maintains a noncontributory, defined benefit pension plan (the "Plan") covering substantially all of Six Flags' full-time employees. The Plan permits normal retirement at age 65, with early retirement at ages 55 through 64 upon attainment of ten years of credited service. The early retirement benefit is reduced for benefits commencing before age 62. Plan benefits are calculated according to a benefit formula based on age, average compensation over the highest consecutive five-year period during the employee's last ten years of employment and years of service. Plan assets are invested primarily in common stocks and mutual funds. The Plan does not have significant liabilities other than benefit obligations. Under Six Flags' funding policy, contributions to the Plan are determined using the projected unit credit cost method. This funding policy meets the requirements under the Employee Retirement Income Security Act of 1974.

                      SIX FLAGS ENTERTAINMENT CORPORATION

    The reconciliation of the funded status of the Plan for the fiscal years 1997 and 1996 follows (in thousands):

                                                                            1996       1997
                                                                          ---------  ---------
Actuarial present value of current accumulated pension obligations, including vested benefits of $45,289 and $35,615 in 1997 and 1996, respectively..........................................................  $  41,243  $  52,436
                                                                          ---------  ---------
                                                                          ---------  ---------
Actuarial present value of accumulated pension obligations, adjusted for assumptions regarding future compensation levels (projected benefit obligations)..........................................................  $  58,702  $  68,912
Pension assets at market value..........................................     60,560     77,024
                                                                          ---------  ---------
Projected benefit obligation less than pension assets...................     (1,858)    (8,112)
Unrecognized net gain...................................................      3,389      7,943
Unrecognized prior service costs........................................      1,337      1,090
                                                                          ---------  ---------
Accrued pension liability...............................................  $   2,868  $     921
                                                                          ---------  ---------
                                                                          ---------  ---------

    Net pension cost for the fiscal years 1997, 1996 and 1995 included the following components (in thousands):

                                                                 1995       1996        1997
                                                              ----------  ---------  ----------
Pension costs for benefits earned...........................  $    2,035  $   3,133  $    3,025
Interest cost on projected benefit obligation...............       3,612      4,436       4,858
Actual return on pension assets.............................      (3,510)    (8,484)    (13,584)
Net amortization and deferrals..............................        (176)     3,776       7,912
                                                              ----------  ---------  ----------
Net pension cost............................................  $    1,961  $   2,861  $    2,211
                                                              ----------  ---------  ----------
                                                              ----------  ---------  ----------

    Measurement of the projected benefit obligation was based on the following assumptions:

                                                                           1995       1996       1997
                                                                         ---------  ---------  ---------
Discount rate..........................................................       7.25%      7.75%      7.25%
Return on plan assets..................................................       9.00%      9.00%      9.00%
Expected rate of salary progression....................................       6.00%      6.00%      5.00%

SAVINGS PLAN

    Under the provisions of the Six Flags' savings plan, all full-time and seasonal employees of Six Flags completing one year of service (minimum 1,000 hours) and attaining age 21 are eligible to participate and may contribute up to 6% of compensation as a tax deferred basic contribution. Each participant may also elect to make additional contributions of up to 10% of compensation (up to 4% tax deferred). Tax deferred contributions to the savings plan may not exceed amounts defined by the Internal Revenue Service ($9,500 for 1997). Both the basic and additional contributions are at all times vested. Six Flags, at its discretion, may make matching contributions of up to 100% of its employees' basic contributions. Six Flags plans to make $0.9 million in contributions for the 1997 plan year. Six Flags contributed $0.7 million for each of the 1996 and 1995 Plan years, representing up to 30% of the employees' basic contributions. Six Flags matching contributions to the savings plan are made in the first quarter of the succeeding year.

                      SIX FLAGS ENTERTAINMENT CORPORATION

INCOME TAXES

    Significant components of income tax expense are as follows (in thousands):

                                                                     1995       1996       1997
                                                                   ---------  ---------  ---------
Current
  Federal........................................................  $   3,668  $  --      $  --
  State..........................................................      2,269     --         --
                                                                   ---------  ---------  ---------
Total current....................................................      5,937     --         --
                                                                   ---------  ---------  ---------
Deferred
  Federal........................................................        606      4,369     --
  State..........................................................        200        768     --
                                                                   ---------  ---------  ---------
Total deferred...................................................        806      5,137     --
                                                                   ---------  ---------  ---------
                                                                   $   6,743  $   5,137  $  --
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

    Income tax expense (benefit) varied from the U.S. federal statutory income tax rate due to the following (in thousands):

                                                                  1995       1996       1997
                                                                ---------  ---------  ---------
Tax provision (benefit) on income (loss) at U.S. federal
  statutory rate of 35%.......................................  $   1,209  $  (3,539) $  (1,298)
Non-deductible amortization of goodwill.......................      2,762      2,287      2,866
State income taxes, net of federal benefit....................      1,600        499     --
Carryover of net operating losses.............................     --          5,822     (1,241)
Other.........................................................      1,172         68       (327)
                                                                ---------  ---------  ---------
Income tax expense............................................  $   6,743  $   5,137  $  --
                                                                ---------  ---------  ---------
                                                                ---------  ---------  ---------

    Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

                      SIX FLAGS ENTERTAINMENT CORPORATION

Significant components of the Company's deferred tax assets and liabilities at December 28, 1997 and December 29, 1996 are as follows (in thousands):

                                                                            1996       1997
                                                                         ----------  ---------
Deferred tax liabilities:
  Depreciation.........................................................  $   18,800  $  33,736
  Deferral related to tax and fiscal year end difference...............      41,051     46,225
  Other................................................................      22,824      7,256
                                                                         ----------  ---------
Total deferred tax liabilities.........................................      82,675     87,217
                                                                         ----------  ---------
Deferred tax assets:
  Tax basis in excess of book basis....................................      58,964     55,467
  Net operating loss carryforwards.....................................      24,698     43,071
  Other................................................................       4,835      4,600
                                                                         ----------  ---------
Total deferred tax assets..............................................      88,497    103,138
Valuation allowance....................................................      (5,822)   (15,921)
                                                                         ----------  ---------
Net deferred tax assets................................................      82,675     87,217
                                                                         ----------  ---------
Net deferred income taxes..............................................  $   --      $  --
                                                                         ----------  ---------
                                                                         ----------  ---------

    Realization of deferred tax assets associated with the net operating loss carryforwards is dependent upon generating sufficient taxable income prior to their expiration. Management believes that there is a risk that certain of these net operating loss carryforwards may expire unused and, accordingly, has established a valuation allowance against them. Although realization is not assured for the remaining deferred tax assets, management believes it is more likely than not that they will be realized through future taxable earnings or alternative tax strategies.

    At December 31, 1997, the Company has approximately $123.0 million of net operating loss carryforwards, which expire through 2012.

SUPPLEMENTAL CASH FLOW INFORMATION

    Supplemental cash flow information consists of the following (in thousands):

                                                               1995        1996        1997
                                                            -----------  ---------  ----------
Cash interest paid........................................  $    35,282  $  34,284  $   36,089
                                                            -----------  ---------  ----------
                                                            -----------  ---------  ----------
Income taxes paid.........................................  $     5,401  $  --      $    3,479
                                                            -----------  ---------  ----------
                                                            -----------  ---------  ----------
1995 Refinancing and Recapitalization:
  Proceeds from term loans................................  $   475,000  $  --      $   --
  Proceeds from the 12.25% Notes..........................      200,024     --          --
  Repayment of TWE debt...................................     (558,453)    --          --
  Return of capital.......................................      (89,047)    --          --
  Payment of deferred financing fees......................      (27,524)    --          --
                                                            -----------  ---------  ----------
                                                            $   --       $  --      $   --
                                                            -----------  ---------  ----------
                                                            -----------  ---------  ----------

                      SIX FLAGS ENTERTAINMENT CORPORATION

RELATED PARTY TRANSACTIONS

TRANSACTIONS WITH TIME WARNER ENTERTAINMENT COMPANY, L.P. AND AFFILIATES

    On December 31, 1997, TWE contributed $4.0 million to the Company pursuant to an agreement with the Investor Group. This capital contribution is reflected as an affiliate receivable as of December 28, 1997.

    On May 5, 1997, TWE loaned $19.5 million to a subsidiary of the Company. The proceeds from this affiliate loan were used to purchase approximately 8% of SFOG LP Units pursuant to the tender offer for such units. On December 23, 1997, this affiliate loan, along with accrued interest, was refinanced with Chase. On November 24, 1997, TWE loaned $10.7 million to another Company subsidiary. The proceeds of this affiliate loan were loaned to Texas Flags Ltd. in connection with the Texas Agreements. See the Investment In Co-venture Parks footnote.

    In 1997 and 1996, Six Flags reimbursed TWE and its affiliates $2.6 million and $4.4 million, respectively, for royalties on merchandise, advertising and other expenses. Employees of a subsidiary of TWE served as senior management of Six Flags during 1995. Costs associated with this management team, including compensation and overhead, were charged to Six Flags by TWE. During 1995, Six Flags was also allocated costs for additional services from TWE, including accounting services, insurance coverage, transportation, and other services. Costs allocated from TWE were at a level agreed upon by TWE and Six Flags. Six Flags believes that this method of allocation was reasonable and that the allocated costs approximated the costs which would have been incurred on a stand-alone basis. In 1995, Six Flags recorded approximately $5.3 million for merchandise royalties, advertising, and other expenses, as well as compensation, overhead and other services allocated to Six Flags by TWE. Liabilities relating to such amounts are included in other long-term liabilities in the accompanying consolidated balance sheets. There were no costs allocated from TWE subsequent to June 23, 1995.

    As part of the 1995 Refinancing and Recapitalization, the Company entered into a new license agreement (the "License Agreement") pursuant to which it obtained the exclusive right for a term of 55 years to theme park use in the United States and Canada (excluding the Las Vegas, Nevada metropolitan area) of all animated, cartoon and comic book characters that Warner Bros. and DC Comics have the right to license for such use during the term of the agreement, including all characters which, prior to the effectiveness of the License Agreement, already had been licensed by Warner Bros. and DC Comics to the Company for use in connection with the Company's theme parks.

    Under the License Agreement, the Company will pay an annual license fee of $500,000 for each of the first ten years of the license term. Thereafter, the license fee will be subject to periodic scheduled increases and will be payable on a per-theme park basis. The annual license fees will also be increased by amounts equal to any third-party payments which may be payable by Warner Bros. or DC Comics as a result of the use of any licensed character by the Company.

    The Company entered into an amendment to the License Agreement ("Amendment # 1") which provides the exclusive right for a period of 3 years ending December 31, 1998, to theme park use of elements contained in released versions of certain theatrical motion pictures and television shows, along with usage of the "Warner Bros. Backlot Logo" (the "Logo Usage"). Each separate motion picture, television series and/or Logo Usage may be utilized only in connection with live shows within the Company's parks. The Company was charged $400,000 in total for the years 1997 and 1996 and will be charged $150,000 in 1998 for the rights granted pursuant to Amendment # 1.

                      SIX FLAGS ENTERTAINMENT CORPORATION

    In addition to the annual license fees described above, the Company is also required to pay royalties on sales of products incorporating the licensed characters at standard royalty rates for such products, subject to increase from time to time. Warner Bros. will be entitled to terminate the License Agreement prior to the expiration of the stated term if the Company, at any time during the term, is directly or indirectly controlled by a person that derives significant revenues from the production or distribution of motion pictures or engages in certain other businesses competitive with TWE.

    The Company also entered into a license agreement with TWE pursuant to which TWE granted the Company a 25-year license to use the trademarks and service marks relating to the "Home Box Office" and "HBO" names and the "HBO" logo for use in connection with the operation of restaurants in the Company's theme parks. The TWE license is royalty-free for the first ten years of its term. Thereafter, annual royalties will be established every five years. The Company also entered into an agreement entitling the Company (i) to use the name "Time Warner" in connection with operating a retail merchandise outlet with the name "Time Warner Studio Store" at the Company's theme parks and for establishing a themed area in each of the Company's theme parks to be called "Time Warner Studios" and (ii) to stage a concert series in the Company's theme parks under the name "Warner Music Rock Review." The Company also entered into a license agreement with the Sports Illustrated division of Time Warner pursuant to which Time Warner granted the Company a ten-year royalty-free license to use the "Sports Illustrated" and "Sports Illustrated for Kids" trademarks and service marks in connection with the operation of a sports festival at the Company's theme parks. The licensor under each of these additional license agreements has the right to terminate the license granted thereby if, during the stated term of any such license agreement, the Warner Bros. License Agreement is terminated for any reason. The licensor also has the right under certain circumstances to suspend the right of any of the Company's theme parks to use the licenses granted thereby if the license is not sufficiently utilized in such theme park.

    At January 1, 1995, Six Flags had amounts outstanding to TWE aggregating $488.0 million. Interest expense relating to the amounts due to TWE for fiscal year 1995 amounted to $18.0 million. At January 1, 1995, accrued interest on the TWE debt amounted to $7.2 million. As part of the 1995 Refinancing, all amounts due to TWE were repaid.

COMMITMENTS AND CONTINGENCIES

LEGAL PROCEEDINGS AND OTHER

    The Company is a party to lawsuits incidental to its business and against which the Company believes it is adequately insured or which will not result in losses material to the consolidated financial position or results of operations of the Company.

    On March 19, 1997, the Company, and its wholly-owned subsidiary Six Flags Over Georgia, Inc. (collectively, the "Six Flags Parties") commenced a declaratory judgement action in the Superior Court of Gwinnett County, Georgia, entitled Six Flags Over Georgia, Inc. and Six Flags Theme Parks, Inc. v. Six Flags Fund, Ltd. and Avram Salkin, as Trustee of the Claims Court. The Six Flags Parties sought, among other things, a declaration and determination of rights and obligations of the partners of Six Flags Over Georgia, LP with respect to certain disputed partnership affairs and an accounting of all partnership affairs. On April 21, 1997, defendants Six Flags Fund Ltd. and its affiliates (collectively, the "SFOG Fund Parties") filed a motion to discuss the declaratory judgment action as well as an answer and counterclaim naming Six Flags Entertainment Corporation and Time Warner Entertainment Company, LP as additional counterclaim-defendants. The counterclaim seeks imposition of a constructive trust, compensatory damages of in excess of $250 million and unspecified punitive damages for alleged breaches of fiduciary duty, conversion, fraud and conspiracy allegedly committed by the counterclaim-defendants in connection with

                      SIX FLAGS ENTERTAINMENT CORPORATION
the management of the Six Flags Over Georgia theme park (the "Georgia Park"). The Company and the other counterclaim-defendants intend to vigorously contest these allegations.

    On June 9, 1997, the parties entered into a Consent Order in which they agreed, among other things, to realign the parties. An Amended Complaint was then filed by the SFOG Fund Parties as the newly aligned plaintiffs against the Six Flags Parties in which the same substantive claims were asserted. The Six Flags Parties filed their answer denying liability and asserting several affirmative defenses on July 24, 1997. The Six Flags Parties intend to vigorously contest the allegations of the complaint.

    On February 2, 1995, the Company entered into an agreement with the Jackson Township Municipal Utilities Authority of New Jersey (the "Authority") which provides for the extension of the Authority's sanitary sewer collection facilities to Six Flags Great Adventure ("SFGA"), the Company's theme park located in Jackson, New Jersey, and connection of the SFGA property to such facilities. SFGA will be entitled to utilize approximately 40% of the total capacity of the extension and the Authority will waive SFGA's fees relating to connecting to the extension. The Authority through the New Jersey Waste Water Treatment Trust ("NJWWTT") plans to issue approximately $6.5 million of tax-exempt bonds (the "Bonds") to finance the costs of the extension. The Company has agreed to pay the Authority amounts equal to principal and interest on the Bonds plus fees to the NJWWTT. Such debt service payments are estimated at approximately $0.5 million per annum over the 20-year life of the bonds. In addition, the Company has permitted the Authority to retain, as security, $0.9 million that the Authority currently owes to the Company. These amounts will be repaid to the Company on a pro rata basis as the principal of the Bonds is amortized. The Company will be entitled to credits against the debt service payments as new users connect to the extension and pay for the 60% of capacity not used by SFGA. The Company made the first principal and interest payment on the bonds, approximately $0.2 million, during the first quarter of 1998.

LEASES

    Six Flags leases certain buildings, vehicles, equipment and rides under operating leases. Vehicles are generally leased under a Fleet Lease Agreement, which provides for early lease termination under certain conditions. All other leases are generally noncancellable and may contain renewal options upon expiration.

    Total rent expense for the fiscal years ended 1997, 1996 and 1995 was $9.7 million, $8.5 million and $12.0 million, respectively. Minimum future rent payments totaling $16.0 million under commitments for noncancellable operating leases in effect at the end of 1997 are payable as follows: $5.7 million in 1998, $4.3 million in 1999, $3.0 million in 2000, $1.9 million in 2001, $1.0 million in 2002 and $0.1 million for years thereafter.

SUBSEQUENT EVENT

    On February 9, 1998, TWE and Boston Ventures entered into an agreement with Premier Parks Inc. ("Premier") to sell SFEC for approximately $1.9 billion. Under the terms of the agreement, Premier will acquire 100% of the equity of SFEC for $965 million, subject to adjustment, including $765 million in cash and $200 million in convertible preferred stock of Premier. Premier will assume a total of approximately $890 million of debt. As part of the transaction, the companies will enter into a long-term licensing agreement that gives Premier the exclusive theme park rights in the U.S. and Canada (excluding the Las Vegas, Nevada Metropolitan area) of all Warner Bros. and DC Comics animated cartoon and comic book characters. The transaction is expected to close in the second quarter of 1998. These financial statements do not reflect any adjustments relating to the consummation of the transaction.

                      SIX FLAGS ENTERTAINMENT CORPORATION

    Premier expects to finance the transaction with approximately $700 million of public equity and equity equivalents as well as public debt and bank financing.

    The consummation of this transaction will cause the reserved shares and options discussed in the Stockholders' Equity footnote to become vested and exercisable, respectively.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Available Information.....................................................
Incorporation of Certain Information by Reference.........................
Prospectus Summary........................................................
Risk Factors..............................................................
Use of Proceeds...........................................................
Capitalization............................................................
Selected Historical and Pro Forma Financial and Operating Data............
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................
Business..................................................................
Principal Stockholders....................................................
Description of Six Flags Agreement........................................
Description of Other Company Indebtedness.................................
Description of Notes......................................................
Description of Premier Indebtedness.......................................
Description of Premier Capital Stock......................................
Underwriting..............................................................
Legal Matters.............................................................
Experts...................................................................
Index to Financial Statements.............................................

                                  $170,000,000

                               PREMIER PARKS INC.
                                   SIX FLAGS
                                 ENTERTAINMENT
                                  CORPORATION

                                                         % SENIOR NOTES DUE 2008

                             ---------------------

                                   PROSPECTUS

                                           , 1998

                            ------------------------

                                LEHMAN BROTHERS

                              SALOMON SMITH BARNEY

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the various expenses to be borne by the Registrant in connection with the issuance and distribution of the securities being registered (other than underwriting discounts and commissions). All amounts presented are estimates except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers, Inc. filing fee.

Securities and Exchange Commission registration fee...............................  $  50,150
National Association of Securities Dealers, Inc. filing fee.......................     17,500
Accounting fees and expenses......................................................
Legal fees and expenses...........................................................
Printing and engraving expenses...................................................
Transfer agent and registrar fees.................................................
Miscellaneous.....................................................................
                                                                                    ---------
Total fees and expenses...........................................................  $

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law which covers the indemnification of directors, officers, employees and agents of a corporation is hereby incorporated herein by reference. Reference is made to Article 9 of the Company's By-Laws which provides for indemnification by the Registrant in the manner and to the full extent permitted by Delaware law.

    Reference is also made to Section       of the Underwriting Agreement, to be
filed by amendment as Exhibit 1(a).

ITEM 16. EXHIBITS.

    See Exhibit Index.

ITEM 17. UNDERTAKINGS.

    (a) The undersigned Registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933 (the "Act"), each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference herein shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (b) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant, pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (c) The undersigned Registrant hereby undertakes the following:

        (1) That, for purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) That, for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on the 25 day of February 1998.

                                PREMIER PARKS INC.

                                By:             /s/ KIERAN E. BURKE
                                     ------------------------------------------
                                                  Kieran E. Burke
                                               CHAIRMAN OF THE BOARD
                                            AND CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each director and officer whose signature appears below constitutes and appoints Kieran E. Burke, Gary Story, James F. Dannhauser and James M. Coughlin, or any of them, as his true and lawful attorneys-in-fact and agents, with full powers of substitution and re-substitution, for him and in his name, place and stead, to sign in any and all capacities any and all amendments (including post-effective amendments) to this registration statement on Form S-3, and any subsequent registration statement filed by the Registrant pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that all such attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated.

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------
                                Chairman of the Board and
     /s/ KIERAN E. BURKE          Chief Executive Officer
------------------------------    (principal executive       February 25, 1998
       Kieran E. Burke            officer)
        /s/ GARY STORY          Director, President and
------------------------------    Chief                      February 25, 1998
          Gary Story              Operating Officer
                                Chief Financial Officer
   /s/ JAMES F. DANNHAUSER        and
------------------------------    Director (principal        February 25, 1998
     James F. Dannhauser          financial and accounting
                                  officer)
    /s/ PAUL A. BIDDELMAN
------------------------------  Director                     February 25, 1998
      Paul A. Biddelman
    /s/ MICHAEL E. GELLERT
------------------------------  Director                     February 25, 1998
      Michael E. Gellert
       /s/ JACK TYRRELL
------------------------------  Director                     February 25, 1998
         Jack Tyrrell
      /s/ SANDY GURTLER
------------------------------  Director                     February 25, 1998
        Sandy Gurtler
     /s/ CHARLES R. WOOD
------------------------------  Director                     February 25, 1998
       Charles R. Wood

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on the 25th day of February 1998.

                                SIX FLAGS ENTERTAINMENT CORPORATION

                                By:              /s/ LARRY D. BOUTS
                                     ------------------------------------------
                                                   Larry D. Bouts
                                               CHAIRMAN OF THE BOARD
                                            AND CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each director and officer whose signature appears below constitutes and appoints Peter R. Haje and Richard J. Bressler, or any of them, as his true and lawful attorneys-in-fact and agents, with full powers of substitution and re-substitution, for him and in his name, place and stead, to sign in any and all capacities any and all amendments (including post-effective amendments) to this registration statement on Form S-3, and any subsequent registration statement filed by the Registrant pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that all such attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated.

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

                                Chairman of the Board and
      /s/ LARRY D. BOUTS          Chief Executive Officer
------------------------------    (principal executive       February 25, 1998
        Larry D. Bouts            officer)

  /s/ ARTHUR B. WINKLEBLACK     Chief Financial Officer
------------------------------    (principal financial and   February 25, 1998
    Arthur B. Winkleblack         accounting officer)

     /s/ ROBERT D. BLANK
------------------------------  Director                     February 25, 1998
       Robert D. Blank

    /s/ ANTHONY J. BOLLAND
------------------------------  Director                     February 25, 1998
      Anthony J. Bolland

       /s/ MARTHA H.W.
        CROWNINSHIELD
------------------------------  Director                     February 25, 1998
  Martha H.W. Crowninshield

     /s/ ROBERT A. RAYNE
------------------------------  Director                     February 25, 1998
       Robert A. Rayne

------------------------------  Director                     February   , 1998
      Jeffrey C. Walker

      /s/ SANFORD ANSTEY
------------------------------  Director                     February 25, 1998
        Sanford Anstey

   /s/ RICHARD J. BRESSLER
------------------------------  Director                     February 25, 1998
     Richard J. Bressler

      /s/ PETER R. HAJE
------------------------------  Director                     February 25, 1998
        Peter R. Haje

------------------------------  Director                     February   , 1998
       Gerald M. Levin

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------
  /s/ PHILIP R. LOCHNER, JR.
------------------------------  Director                     February 25, 1998
    Philip R. Lochner, Jr.

------------------------------  Director                     February   , 1998
      Richard D. Parsons

                                 EXHIBIT INDEX

                                                                                                                          PAGE
                                                                                                                          -----
(1) Underwriting Agreements:
*          (a)        Form of Underwriting Agreement among Six Flags Entertainment Corporation, Lehman Brothers Inc.,
                             as representatives of the several Underwriters (SFEC Senior Notes)......................
*          (b)        Form of Underwriting Agreement among Premier, Lehman Brothers Inc., and Salomon Brothers Inc as
                      representatives of the several Underwriters (Company Senior Discount Notes and Company Senior
                      Notes).........................................................................................
*          (c)        Form of U.S. Underwriting Agreement among Premier, Lehman Brothers Inc., and Smith Barney Inc., as representatives of the several U.S. Underwriters............................................
*          (d)        Form of International Underwriting Agreement among Premier, Lehman Brothers International
                      (Europe), Smith Barney Inc., as representatives of the several International Managers..........
*          (e)        Form of Agreement among U.S. Underwriters and International Managers...........................
*          (f)        Form of Underwriting Agreement among Premier, Lehman Brothers Inc., Smith Barney Inc., as representative of the several Underwriters (Mandatorily Convertible Preferred Stock)...........
(4) Instruments Defining the Rights of Security Holders, Including Indentures:
           (a)        Indenture dated as of August 15, 1995, among Premier, the subsidiaries of Premier named therein and United States Trust Company of New York, as trustee (including the form of the Existing
                      Notes) -- incorporated by reference from Exhibit 4(2) to Premier's Registration Statement on
                      Form S-1 (Reg. No. 33-62225) declared effective on November 9, 1995 (the "Registration
                      Statement")....................................................................................
           (b)        Form of First Supplemental Indenture dated as of November 9, 1995 --incorporated by reference from Exhibit 4(2.1) to the Registration Statement..............................................
           (c)        Purchase Agreement, dated August 10, 1995, among Premier, the subsidiaries of Premier named therein and Chemical Securities Inc. --incorporated by reference from Exhibit 4(3) to the
                      Registration Statement.........................................................................
           (d)        Exchange and Registration Rights Agreement, dated August 14, 1995, among Premier, the subsidiaries of Premier named therein and Chemical Securities Inc. -- incorporated by reference from Exhibit 4(4) to the Registration Statement................................................
           (e)        Form of Subscription Agreement between Premier and each of the purchasers of shares of
                      Preferred Stock -- incorporated by reference from Exhibit 4(10) to the Registration
                      Statement......................................................................................
           (f)        Convertible Note Purchase Agreement, dated as of March 3, 1993, between Premier and the purchasers named therein (including forms of Senior Subordinated Convertible Note and
                      Registration Rights Agreement) -- incorporated by reference from Exhibit 4(i) to Form 10-K of
                      Premier for the year ended December 31, 1993...................................................
           (g)        Form of Subscription Agreement, dated October 1992, between Premier and certain investors --
                      incorporated by reference from Exhibit 4(a) to Premier's Current Report on Form 8-K dated
                      October 30, 1992...............................................................................
           (h)        Stock Purchase and Warrant Issuance Agreement, dated October 16, 1989, between Premier and
                      Kieran E. Burke -- incorporated by reference from Exhibit 4(i) to Form 10-K of Premier for the year ended December 31, 1989...................................................................
           (i)        Warrant, dated October 16, 1989, to purchase 131,728 shares of Common Stock issued by the
                      Registration to Kieran E. Burke -- incorporated by reference from Exhibit 4(k) to Form 10-K of
                      Premier for the year ended December 31, 1989...................................................

           (j)        Warrant, dated October 16, 1989, to purchase 93,466 shares of Common Stock issued by Premier to
                      Kieran E. Burke -- incorporated by reference from Exhibit 4(l) to Form 10-K of Premier for the year ended December 31, 1989...................................................................
           (k)        Form of Common Stock Certificate -- incorporated by reference from Exhibit 4(l) to Premier's
                      Registration Statement on Form S-2 (Reg. No. 333-08281) declared effective on May 28, 1996.....
*          (l)        Form of Registration Rights Agreement among Premier, Kentucky Kingdom, Inc. and certain individuals....................................................................................
           (m)        Form of Indenture dated as of February 1, 1997, among Premier and the Bank of New York, as trustee (including the form of Notes) -- incorporated by reference from Exhibit 4(l) to
                      Premier's Registration Statement on Form S-2 (Reg. No. 333-16573) filed with the Securities and
                      Exchange Commission on January 22, 1997........................................................
           (n)        Form of Second Supplemental Indenture dated January 21, 1997 -- incorporated by reference from
                      Exhibit 4(n) to Premier's Registration Statement on Form S-2 (Reg. No. 333-16573) filed with the Securities and Exchange Commission on January 22, 1997.....................................
*          (o)        Form of Indenture, dated as of       , 1998, between Premier and       ........................
*          (p)        Form of Indenture, dated as of       , 1998, between Premier and       ........................
*          (q)        Form of Indenture, dated as of       , 1998, between Six Flags Entertainment Corporation and
                            .........................................................................................
*          (r)        Form of Certificate of Designation, Rights and Preferences relating to Seller Preferred
                      Stock..........................................................................................
*          (s)        Form of Certificate of Designation, Rights and Preferences relating to Mandatorily Convertible
                      Preferred Stock................................................................................
*          (t)        Rights Agreement, dated January 12, 1998, between Premier and Bank One Trust Company, N.A.
                      (including certificate of designation of Series A Junior Participating Preferred Stock)
                      incorporated by reference from Exhibit   to Premier's Current Report on Form 8-K, dated
                      December 15, 1997..............................................................................
*(5) Opinion of Baer Marks & Upham LLP, including consent............................................................
(23) Consents:
*          (a)        Consent of Baer Marks & Upham LLP (included in Exhibit (5))....................................
           (b)        Consent of Ernst & Young LLP...................................................................
           (c)        Consent of KPMG Peat Marwick LLP
*          (d)        Consent of Ernst & Young LLP
           (e)        Consent of KPMG Peat Marwick LLP
           (f)        Consent or KPMG Peat Marwick LLP
*          (g)        Consent of Carpenter Mountjoy & Bressler, PSC
(24) Power of Attorney (included on Signature Page of Registration Statement)........................................

------------------------

*   To be filed by amendment